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05013387

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trinity Mirror plc

*CURRENT ADDRESS One Canada Square, Canary Wharf London E14 5AP

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

FILE NO. 82- 3043 FISCAL YEAR 1/2/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/19/05

Trinity Mirror plc Annual Report and Accounts 2004

04

Trinity Mirror plc
Annual Report and
Accounts 2004

Financial highlights 2004

Group operating profit* growth of 20.9% to £253.1m

Excluding the additional week's trading, growth of 16.6% to £244.2m

2003 £209.4m

Earnings per share* up 23.8% to 50.9p

Excluding the additional week's trading, up 19.2% to 49.0p

2003 41.1p

Total dividend up 10.4% to 20.2p

2003 18.3p

Turnover* up 5.8% to £1,141.7m

Excluding the additional week's trading, up 4.5% to £1,127.5m

2003 £1,078.9m

Operating cash flow up 16.9% to £287.8m

2003 £246.2m

Net debt reduced by £154.7m to £450.4m

2003 £605.1m

***On a like-for-like, pre exceptional items basis as defined in footnotes (1) and (2) on page 17. On a statutory basis turnover has increased from £1,095.1m to £1,141.7m, operating profit post exceptional items has increased from £100.5m to £240.9m and earnings per share have increased by 44.3p to 48.9p.**

500+ Media Brands

Trinity Mirror is a business of great media brands. Local brands which sit at the heart of the communities they serve. Historic national brands like the world-famous Daily Mirror. Market-leading regional brands like the Liverpool Echo, Birmingham Evening Mail and Newcastle Evening Chronicle. Pre-eminent sports brands like the Racing Post. Brands that have become part of British culture.

Over the course of a week 11.4 million people read at least one of our national newspapers

=24.1%

of the UK adult population

Over the course of a week 13.5 million people read at least one of our regional newspapers

=28.5%

of the UK adult population

Over the course of a week 20.0 million people read at least one of our newspapers

=42.1%

of the UK adult population

Source: JICREG/Telmar 2005


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ad-mag
FACE OF EVIL
HOSPITALS FEELING THE PRESSURE
BLESS ME!
THEY MUST BE CAUGHT
MISSING MUM FEARS
GAS ATTACK
BID TO JOIN FORCES
NEW JOBS AT FORD
Build It
UPGRADING THE ISLAND
Celtic
NOT AGAIN!
FAREWELL TO A GENIUS
BULLIES
Standard
Gazette
OUR HERO
Exclusive
DR CROSBY TV PROBE
GOLF
A MAN FOR EVERYONE
TOP CLASS
NO DOUBT ABOUT IT
homes
MAIL
Jobs
BENITEZ TO BE REDS BOSS
PEOPLE POWER
CRACKED!
BANNED!


TWELVE DEATHS PROBED
ASBESTOS SCARE
TORTURED TO DEATH
exclusive
IT'S TOUGH... BUT IT WORKS
WE WILL FIND MOORS VICTIM
PLEASE HELP
MONSTER
THUGS RUINED HER LIFE
Observer
RACING POST
RANGERS
TOP TEN!
HARVEY'S BRISTOL DREAM!
BLIND FURY
NEIGHBOURS MOURN HOUSE BLAZE FAMILY
YUK!
insider
PAYBACK TIME
To save the park
CASH CRISIS: CUTS AHEAD
DRIVE-BY SHOOTING
TROUBLE IN PARADISE
ABERFAN MEMORIAL TO BE BULLDOZED
NEW MOVE FOR SAFETY
space
SHIP SHAPES
REVENGE
GAY DADS ADOPT 3 KIDS
ROONEY'S SEX WITH VICE GIRL
DICING WITH DEATH
HERALD
READ IT AND WEEP
The Post
The Post
The Post
WILL FIELDS STAY OR GO?
HITTING THE BOTTLE OVER LACK OF LOOS
UNITED IN GRIEF
The Journal
NO
COUNTING THE COST
GP TO STAY AT SILVERSTONE
DAREDEVIL
HEAD GETS THE SACK
SUPPORT FOR TIM
WOMAN RAPED AS SHE WALKED HOME FROM DISCO
THUGS
WHY DID MY BABY DIE?

2004 turnover growth (£million)*


509.1
535.7
+5.2%
2003
2004
Regionals (like-for-like)
492.2
510.8
+3.8%
2003
2004
Nationals
43.4
48.1
+10.8%
2003
2004
Sports
30.5
31.7
+3.9%
2003
2004
Magazines & Exhibitions

*On a 52 week basis

"2004 was a year of growth and progress"

Chairman's statement



Trinity Mirror's financial performance in 2004 was good and particularly pleasing against a tough economic and competitive environment.

Group operating profit* improved from £209.4 million to £253.1 million in the year just ended, an increase of 20.9%. Earnings per share also improved by 23.8% over the previous year. When excluding the extra week during 2004 those figures show improvements of 16.6% and 19.2% respectively.

As a direct result of the continually improving profitability of the core business, the Group has exceeded its financial targets, including a further significant reduction in debt.

We are the UK's largest newspaper publishing group and we are now, as a group, in good shape both operationally and financially. The management team is focused on growth, both organically from within our existing businesses, and by reviewing the opportunities for acquisition. We have both the talent and resources to achieve this and in returning capital to shareholders, we will not be inhibiting our plans for growth.

The Group is in good shape thanks to the clarity of objectives set by the Chief Executive and the committed endeavour of the management team, which has delivered beyond expectations and is now setting itself performance standards that are at the very least equal to those of its rivals.

Given the highly cash-generative nature of the Group's businesses coupled with continued confidence in improving performance, the Board believes it appropriate to commence a substantial return of capital to shareholders in order to maintain an efficient yet prudent capital structure. It is our intention to return up to £250 million through a share buy-back programme over the next three years.

In addition to returning capital to shareholders through a share buy-back programme, the Group is committed to increasing dividends progressively. For 2004, the Board is proposing a final dividend of 14.3p per share, making a total of 20.2p per share for the year, an increase of 1.9p (10.4%) over the prior year.

The combination of increased dividends and a share buy-back programme represents the most significant return of capital to shareholders in the history of the Group.

I would like to express the Board's appreciation to all the 11,151 people who make up Trinity Mirror, each and every one of whom has played a key role in ensuring the delivery of our objectives and helping to improve the prospects for our Group.

I would also like to use this opportunity to pay special thanks to two retiring Directors, David Marlow and Penny Hughes.

David has given immense service to the Board over more than 12 years and in particular as a spectacular Chairman of our Audit Committee. His enquiring mind and breadth of experience will be missed by us all.

Likewise Penny Hughes, who is retiring after eight years with Mirror Group and the Company, has also given enormous energy and guidance to the Group particularly in her role as Chairman of the Remuneration Committee.

I also welcome Gary Hoffman to the Board.



Sir Victor Blank

*turnover +5.8%

*profit +20.9%

*eps +23.8%

*On a like-for-like, pre exceptional items basis as defined in footnotes (1) and (2) on page 17, and including the benefit of the additional week's trading.

Chief Executive's statement

"

2004 results

Two years ago we set out to fundamentally transform the performance of Trinity Mirror by running the Group more effectively and efficiently as a portfolio of publishing businesses. To improve performance we first needed to lay a firm foundation for future growth, principally through a combination of tighter cost management and a more focused publishing approach right across the Group.

This was to be achieved through the implementation of our performance-based strategy 'Stabilise Revitalise Grow'. The strategy was designed to deliver better performance from individual brands and businesses, while increasing the value of the Group by capturing the full benefits of scale, sharing best practice and ensuring the right level of focus, performance measures and incentives were in place.

I'm delighted to report that in 2004, the first full year of our new strategy, the Group has delivered significantly improved results ahead of market expectations. For the second year running we have delivered robust profit growth, along with improvements to both margin and revenue growth.

Furthermore, we achieved all of our stated financial targets as follows:

- Incremental net cost savings of £23 million, representing annualised savings of £28 million in 2004. The Group is on track to deliver a minimum of £7 million incremental net cost savings in 2005, contributing to net annualised cost savings of at least £35 million in 2005
- The final dividend has been increased by 11.7% which coupled with the increased interim dividend of 7.3% represents an increase in the total dividend of 10.4%
- Net debt reduced by £154.7 million to £450.4 million

While we surpassed all our financial targets, the six-monthly market share performance of the Daily Mirror was disappointing. Although market share stabilised at around 19.5% by the end of 2004, it fell by 0.8% during the year. This was principally as a result of an estimated 3% loss of circulation following the publication in May of the fake Iraq prisoner abuse pictures.

In the highly competitive Sunday tabloid market, which is driven by substantial promotional activity, the Sunday Mirror improved its six-monthly average market share from 15.6% to 15.9% while The People lost 0.7% market share from 10.5% to 9.8%.

Looking forward, maintaining market share for the Group's National titles will remain a key focus. However the emphasis will be on building profitability and enhancing shareholder value, rather than maintaining market share at any cost in a market characterised by significant price-cutting and marketing activity.

In our Regionals business we continued to focus on operating margin as a key growth lever. A combination of revenue growth, tight cost management and a focus on growth initiatives saw margin* improve by 4.2% to 27.9%. Excluding the additional week's trading in 2004, the margin improved by 3.9% to 27.6%. The drive to further improve margin, both through top and bottom line benefits, will remain a key area of focus during 2005.

For the second year running we have delivered robust profit growth.

*On a like-for-like, pre exceptional items basis as defined in footnotes (1) and (2) on page 17, and including the benefit of the additional week's trading.



Building a platform for growth

The last year has been one of substantial change and progress for the Group as we continued to strengthen our financial position while building a robust platform for growth.

In addition to our financial position, we also strengthened our management and operational structures within the core business:

- In the Regionals division we appointed a new Managing Director who will manage the business through a newly created Regionals Executive Board. The Executive Board consists of senior management drawn from within the division and the corporate centre
- Two new Managing Directors were appointed in the Midlands and in the North West
- A new senior post of Newspaper Sales Director has been created in the Regionals business to focus on driving and improving circulation performance across the division
- In the Nationals division, both the UK and Scottish operations are now overseen by a single Managing Director
- Our print sites have been brought together as a single network reporting to a new Director of Manufacturing
- The central development team was strengthened to ensure we have the skills and resources to drive further growth

In May 2004 we held our second Group-wide senior management conference attended by our top 65 managers. Once again, it proved to be a successful forum for us to meet as a senior team, to discuss and debate opportunities and challenges, and ensure the necessary performance momentum was in place to deliver success in 2004 and beyond.

During the year we commenced work on designing a new suite of training programmes for our senior managers, a key plank in our strategy of attracting and retaining top talent and integral to our succession management planning. The first programme focuses on Leadership Development and is designed to equip our senior managers with the skills to successfully lead their businesses in what is a highly competitive media environment. The first two leadership courses were held in November 2004 and February 2005, with a further programme scheduled for April 2005.

I am pleased at the progress we have made in increasing our focus on driving top-line revenues, both in the core business and from developing new activities. Examples can be seen across the Group and range from the creation of new standard advertising platforms for the Regional titles, significant growth in digital revenues and increased revenues from our Metro titles. In our Nationals division we achieved year-on-year growth in advertising revenues for the first time since 2000, a significant achievement.

In order to harness the benefits of our scale, in 2004 we established a Group-wide Advertising Board, comprising senior Ad Directors from across the business. The objectives of the Board are to drive higher performance across the advertising function through the sharing of best practice, to co-ordinate sales activity with key clients and to oversee the installation of a common advertising system for the Group which commences roll-out in 2005. Through various initiatives, including cross-selling between our Regional and National titles, the Advertising Board has already begun to drive incremental revenues.

Circulation revenues benefited both from our continuing policy of increasing cover prices on a 'little and often' basis across the Group, and from a drive for greater efficiencies in the supply chain, covering all newstrade activities from distribution and trade marketing through to retail and home delivery. 2004 saw the successful re-negotiation of long-term contracts with our wholesale partners, for the first time on a Group-wide basis. We are now evaluating the potential benefits of moving some of our internal Regional distribution network to our wholesale partners.

Excellent progress was made during the year on the creation of our Manufacturing network, bringing together all of our printing assets into a singly-managed entity reporting to our new Director of Manufacturing. The number of print sites across the Group was reduced from twelve to nine, contributing to better operational efficiencies and significantly reduced future capital requirements.

Our network approach to Manufacturing has enabled the Group to drive new printing revenues and in particular to secure a new 15-year contract with Guardian Media Group to print its regional titles in the North of England. The same contract also halved the £45 million capital expenditure requirement for four new full-colour presses in our Oldham print facility. The creation of the network has also saved a further £30 million of future capital expenditure through the closure of two plants in Huddersfield and Chester. The newspapers previously printed at these sites are now using print facilities in Oldham, Liverpool, Birmingham and Scotland and have benefited from a switch to tabloid format, with increased colour, making them more attractive to readers and advertisers alike.

Our 2004 results benefited from increased operational efficiencies following completion of the centralisation of our Finance, HR and IT functions. This has the dual benefit of allowing local management to focus on driving publishing initiatives within their markets, while being supported by improved Group management of these functions.

A continued focus on cost management underpins our 2004 results and is now embedded in the corporate culture of the Group. This is best demonstrated by the higher than targeted cost savings achieved in the year.

”

Excellent progress was made during the year on the creation of our Manufacturing network.

We have focused attention on driving growth initiatives.

Growth initiatives

As the performance of the business has stabilised and improved, we have focused attention on driving growth initiatives, seeking to grow revenues both from the core business and from new products and revenue streams, building on our competencies, market positions and customer relationships.

During 2004 a number of our Regional titles were relaunched in a new compact format, with benefits seen to both circulation and advertising revenues, including a positive impact on circulation volumes. We also successfully launched a new free newspaper in Maidenhead in October of 2004. 2005 will see a continued focus on the management of the portfolio, strengthening our existing assets and market positions while seeking out new opportunities to grow.

Our digital activities have been the focus of extensive work during this year and will form a key pillar of our strategy going forward. In our Regionals division we have focused on becoming a true multi-platform local publishing and advertising business. The performance of digital media activities in our Regionals division has been significantly improved, with strong revenue growth of 60.5%, and profits seen for the first time in 2004. The Group's commitment to fish4 is beginning to pay real dividends with the recent NORAS survey rating fish4 as the UK's most popular website for job seekers. The online activities of our Sports division also continued to show good growth, with profits up over 100%. New digital launches included a Scottish recruitment website, ScotCareers, and a new public sector recruitment website in Wales.

Building upon our core competencies and strong market positions, we have also begun to explore new activities. A good example of this approach is The One Directory, a 'business-to-consumer' directory launched in 2004 in Edinburgh and Glasgow. The One Directory's unique combination of editorial and classified content has secured new revenue and delivered profit in its first year. We are now considering further roll-out of this new brand, initially in Scotland.

Looking forward into 2005 and beyond we shall continue to improve the core business while seeking new opportunities for growth beyond our existing operations, as long as they satisfy our key objective of enhancing shareholder value.

2004 was a year of growth and progress. We look forward to 2005 with confidence.

Sly Bailey

Operating and financial review

“2004 was the first full year of our strategy and the Group has delivered significantly improved results.”

Financial highlights

	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 £m	**Change 2004 53 weeks %**	Change 2004 52 weeks %
Turnover					
– actual	**1,141.7**	1,127.5	1,095.1	**4.3%**	3.0%
– like-for-like[1]	**1,141.7**	1,127.5	1,078.9	**5.8%**	4.5%
Group operating profit pre exceptional items[2]					
– actual	**253.1**	244.2	212.5	**19.1%**	14.9%
– like-for-like[1]	**253.1**	244.2	209.4	**20.9%**	16.6%
Group operating profit post exceptional items[2]					
– actual	**240.9**	232.0	100.5	**139.7%**	130.8%
– like-for-like[1]	**240.9**	232.0	97.4	**147.3%**	138.2%
Profit before tax pre exceptional items[2]	**216.8**	208.5	172.5	**25.7%**	20.9%
Profit before tax post exceptional items[2]	**207.1**	198.8	60.6	**241.7%**	228.1%
	%	%	%		
Operating margin pre exceptional items[1][2]	**22.2%**	21.7%	19.4%	**+2.8%**	+2.3%
Per share	**Pence**	Pence	Pence		
Underlying earnings pre exceptional items	**50.9p**	49.0p	41.1p	**23.8%**	19.2%
Exceptional items[2]	**(2.0)p**	(2.0)p	(36.5)p	**94.5%**	94.5%
Basic earnings post exceptional items	**48.9p**	47.0p	4.6p	**963.0%**	921.7%
Proposed final dividend	**14.3p**	14.3p	12.8p	**11.7%**	11.7%
Total dividend	**20.2p**	20.2p	18.3p	**10.4%**	10.4%

Footnotes

[1] Turnover and operating profit adjusted to exclude the results of Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish Regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved turnover of £nil million (2003: £16.2 million) and operating profit of £nil million (2003: £3.1 million).

[2] Group operating exceptional items of £12.2 million (2003: £112.0 million) include a £nil million (2003: £100.0 million) impairment charge against the carrying value of the publishing rights and titles of our Regional titles in the South. Total exceptional items before tax of £9.7 million (2003: £111.9 million), and after tax of £6.0 million (2003: £106.7 million), also include the net profit on the disposal of subsidiary undertakings and properties.

Within the following review of operations, all figures are presented on a like-for-like[1] pre exceptional items[2] basis unless otherwise specified.

Group

Trinity Mirror operates a large portfolio of media assets, including some 240 Regional newspapers, five National newspapers, four Sports newspapers, online brands and a special interest Magazines and Exhibitions business.

In July 2003 the Group announced its strategy 'Stabilise Revitalise Grow' designed to improve performance and enhance shareholder value. 2004 was the first full year of the strategy and the Group has delivered significantly improved results, with revenues* increasing by 5.8%, operating profits* by 20.9% and earnings per share* by 23.8%. 2004 was a 53-week trading period compared to 52 weeks in 2003. Excluding the additional week's trading from the 2004 results, revenues* increased by 4.5%, operating profit* by 16.6% and earnings per share* by 19.2%.

While the 2004 results have been delivered within a framework of generally improved economic market conditions, in particular the advertising market, the year was not without challenges.

For our Regionals division advertising conditions have improved significantly across the portfolio with the division's newspapers benefiting from strong recruitment, display and property advertising. Digital media activities have also seen a tremendous improvement in recruitment advertising revenues. The division has achieved strong circulation revenue growth despite continuing circulation declines which, while challenging, are in line with the market.

The Group's National newspapers continue to operate in a highly competitive environment characterised by significant price cutting and marketing activity. In addition, while showing signs of some improvement, advertising markets have also continued to be extremely volatile.

The 2004 results reflect the benefits of numerous initiatives implemented since the launch of the 'Stabilise Revitalise Grow' strategy. These include the following:

- Increased incremental net cost savings of £23 million, compared to a target of £20 million
- Benefits of the 'little and often' cover price policy across the portfolio of National, Regional and Sports newspaper titles
- A focus on improving advertising revenue performance through better yield management as well as the introduction of new supplements and platforms to improve the appeal of the Group's products to advertisers
- The creation of an Advertising Board to drive revenue across the portfolio, to introduce better disciplines and processes across the advertising function and to oversee the implementation of a new Group-wide advertising system commencing in 2005
- Move of Regionals digital media activities into profit for the first time, after accumulated losses of over £77 million since 2000
- Centralisation of Finance, IT and HR functions resulting in lower costs and higher quality

In addition to these initiatives, which have clearly contributed to an improved performance, the Group has launched The One Directory in two cities in Scotland, a new Scottish recruitment website, ScotCareers, and a new public sector website in Wales. These and other developments underline the Group's determination to grow top-line revenues in both new and existing markets.

During 2004 the Group has also made significant progress on the three key projects of Manufacturing, Supply Chain and Procurement.

Manufacturing refers to the Group's print facilities across the UK and accounts for approximately £124 million of annual costs excluding those associated with external print contracts. These costs are to some extent dependent on volumes. Prior to July 2003, all print sites, with the exception of the three Nationals sites in Watford, Oldham and Cardonald, were managed independently. During 2003 the Group set a number of key objectives in this area as follows:

- Improve the quality of products to better serve the needs of readers and advertisers
- Improve operating efficiencies
- Reduce printing costs
- Significantly reduce, over time, the level of capital expenditure required for the Group's printing assets

The Group has made good progress during 2004 in achieving these goals through a transformation of the operational structure of its printing assets and the creation of a Manufacturing network. From 12 print sites and 41 printing presses in 2003, the Group has now consolidated the network into nine sites and reduced the number of presses to 37. This has already reduced the potential future re-pressing costs for the Group by some £30 million and has contributed to annualised cost savings of £5 million during 2005.

While the obvious benefits of consolidation in terms of operating efficiencies and cost savings are being achieved there have also been additional benefits in the form of product enhancements and additional contract print revenues.

The availability of colour for the Group's newspapers has been significantly improved during the year. Three sites have full-colour printing presses and additional colour units have been installed in the Newcastle print plant. In addition the Group has announced a joint investment with Guardian Media Group (GMG) Regionals of £45 million in four new colour presses in Oldham, which will provide full colour for the Daily Mirror and a number of the Group's Regional titles in the North West in 2006.

The GMG partnership demonstrates the Group's approach to reducing the level of capital investment in print sites while improving the quality of its products. In addition to the benefits of sharing capital investment, the Group has secured a 15-year contract to print GMG's regional newspaper titles in the North, which will benefit the Group in reducing overall net costs of printing.

Moving forward, the sites that may require additional investment in the short to medium term are the Group's largest print site

*As defined in footnotes (1) and (2) on page 17.

at Watford, the four-press site in Cardonald, Scotland and the three-press site in Liverpool. While no commitments have been made to date, the Group envisages the costs associated with re-pressing the Watford print plant to be approximately £55 million and will consider its options in relation to Cardonald and Liverpool over the next couple of years. As the Group now operates all its printing assets through the Manufacturing network, the capital costs for these sites will be significantly lower than under the previous structure where printing assets were managed through the local publishing businesses.

The Supply Chain review covers all newstrade activities from distribution and trade marketing through to retail and direct-to-home delivery. For the first time this review is being undertaken across the entire Group with the specific aim of:

- Improving circulation volumes and therefore revenues
- Capturing the benefits of scale
- Reducing costs
- Increasing flexibility and responsiveness

The project will help drive better overall performance throughout the business through shared learning, improved copy management and more targeted analysis of market opportunities.

Progress during 2004 has included the following:

- Conclusion of new five-year wholesaler supply chain contracts on mutually beneficial terms
- Commencement of a detailed review of the current in-house distribution network in some regions with our wholesaler partners. The review will seek to evaluate the most efficient method of distribution (i.e. external or internal) with a view to finalising plans by the second half of 2005
- Commencement of the establishment of a centrally led network (CLN) for circulation management for the Regional newspaper titles. A new Newspaper Sales Director for the Regionals division has been recruited, who joined the Group in February 2005 and will lead the CLN. The CLN will drive better performance in the function through the establishment of common systems and procedures, thereby reducing overall operating costs, optimising investment and improving copy allocation and availability to drive circulation volume performance
- Improved copy allocation and availability across all National titles

The benefits of some of this work will become evident in the 2005 performance.

In prior periods, with the exception of newsprint, the Group was not extracting the full benefits of leveraging its scale in procurement. The establishment of a Procurement Committee has enabled significant benefits to be extracted in all areas where common services and materials are acquired across the Group. Areas reviewed have included utilities, security, property services, insurance, travel, print materials and other consumables. The benefits of these new contracts are included in the reported cost savings targets.

Efficient procurement processes are now an ongoing part of Group culture and future benefits here will not be tracked.

*As defined in footnotes (1) and (2) on page 17.

The Group is focused on driving performance through a combination of revenue growth and tight cost control across the portfolio. The disciplines of cost management are fully embedded into our businesses and further cost efficiencies are expected during 2005.

Overview of operating performance

Group turnover increased by 4.3% to £1,141.7 million (2003: £1,095.1 million). On a like-for-like* basis, Group turnover increased by £62.8 million (5.8%) from £1,078.9 million to £1,141.7 million. Excluding the additional week's trading, Group turnover* increased by 4.5%, with advertising revenue increasing by 4.5%, circulation revenue increasing by 4.9% and other revenues increasing by 3.4%.

Turnover by type	2004 53 weeks £m	2004 52 weeks £m	2003 £m
Advertising	644.4	637.9	620.6
Circulation	395.4	388.6	376.0
Other	101.9	101.0	98.5
Total	**1,141.7**	**1,127.5**	**1,095.1**

Turnover by division	2004 53 weeks	2004 52 weeks £m	2003 £m
Regionals	540.1	535.7	525.3
Nationals	519.7	510.8	492.2
Sports	48.9	48.1	43.4
Magazines and Exhibitions	31.8	31.7	30.5
Arrow Interactive	1.2	1.2	3.7
Total	**1,141.7**	**1,127.5**	**1,095.1**

Group operating profit before exceptional items increased by £40.6 million (19.1%) from £212.5 million to £253.1 million. On a like-for-like* basis, Group operating profit increased by 20.9% from £209.4 million to £253.1 million. Excluding the additional week's trading, Group operating profit* increased by 16.6% to £244.2 million. The results reflect the benefit of improved revenues, flat newsprint prices, a move to profits for digital media of £0.7 million (2003: £3.8 million loss) and the benefit of incremental cost savings of £23 million. The increase in operating profit* has been achieved despite an £8.1 million increase in the FRS 17 operating profit charge.

Group operating profit by division before exceptional items

	2004 53 weeks £m	2004 52 weeks £m	2003 £m
Regionals	150.6	147.7	123.9
Nationals	95.1	89.8	85.8
Sports	18.0	17.3	14.2
Magazines and Exhibitions	7.1	7.1	4.8
Arrow Interactive	(1.3)	(1.3)	(0.3)
Central costs	(16.4)	(16.4)	(15.9)
Total	**253.1**	**244.2**	**212.5**

Regionals division

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. Its 240 local and regional newspapers are strong, often market-leading titles which sit at the heart of the communities they serve.

In 2004 the division produced a strong performance reflecting the benefits of the 'Stabilise Revitalise Grow' strategy.

Key activities in the Regionals division included:

- Improved operational and management structures with the appointment of a new Managing Director and the establishment of a Regionals Executive Board
- Driving circulation revenue growth through cover price increases, reflecting the Group's 'little and often' cover price policy
- A strong advertising performance across the division which included the benefits of tighter yield management, new advertising platforms and Group-wide advertising deals
- The move of the Group's digital operations into profit for the first time. Further developments with the Group's partners in fish4 will see enhanced growth as new products are brought to market. The recent NORAS survey rated fish4 as the UK's most popular website for job seekers
- Continued improvement in the revenue and profit performance of the Metro titles
- Benefits from continued tight cost management, which is now embedded as an essential part of the division's culture, and other savings from consolidating support functions and delayering management structures

Advertising sales remain the major revenue stream of the division. Better central co-ordination of the commercial function has resulted in improvements across the various sectors of advertising. This, along with improved advertising market conditions, helped to deliver strong revenue growth.

Amra, the Group's national advertising sales house for regional newspapers, delivered a robust performance, securing new revenue with a number of innovative deals throughout 2004.

Numerous initiatives are ongoing to further improve advertising performance in the division. These include:

- The roll-out of a new Group-wide advertising system
- Greater emphasis on effective sales training and development
- Continued drive to optimise yields to maximise profit growth
- Cross-selling between the Nationals and Regionals, co-ordinated by the Advertising Board
- The introduction of new, common platforms in some content areas, including TV listings, weather and dating pages. This produced the triple benefit of improved reader satisfaction, lower costs and new revenue opportunities from national advertisers
- Increased content sharing, with the launch of an intranet-based travel service to provide high-quality content to all titles. This is in addition to the existing motors service, which has proved to be a key driver of new revenue during the year
- Category management approach to key advertising sectors to ensure best practice and learning is driven into each operating business

Going forward into 2005 further improvement of advertising sales performance will remain firmly at the centre of management's agenda.

Circulation revenues have improved significantly due to the Group's cover price policy. However, in line with the rest of the market, volumes have been challenging.

Improving circulation performance remains a key priority – and a primary focus – for the Regionals division. Where titles have been reviewed and relaunched, there has been a positive impact on the newspaper sales trend.

During the year three titles – the Western Mail, Teesside Evening Gazette and Huddersfield Daily Examiner – converted from broadsheet to compact format. All three relaunches incorporated best practice developed by the divisional editorial team, and circulation performance has improved on the Western Mail and the Teesside Evening Gazette following the relaunch. The Chester Chronicle will also be relaunched as a compact in March 2005.

The tabloid conversions of the Huddersfield Daily Examiner and Chester Chronicle have been made possible by the Group's Manufacturing strategy, under which the various print sites are now managed as a single coherent network. These newspapers now have the benefit of greatly increased colour availability, which increases their appeal both to readers and advertisers.

Other editorial initiatives included the relaunch of the Liverpool Daily Post, the results of which have been very encouraging. The title is now ranked as one of the industry's top-performing regional dailies.

Further ongoing activities to drive improvements in circulation volume performance include:

- The appointment of a Newspaper Sales Director for the Regionals division, tasked with driving circulation performance and leading a centrally led network for circulation management
- An expanded market research programme to enable greater understanding of customers' needs
- Continued review and development of the editorial content and format of the division's newspaper titles to improve both reader and advertiser appeal
- Driving direct-to-home sales through newsagents and the division's own networks

Looking ahead, the division is focused on improving performance by driving growth in its core business and seeking out new opportunities for revenue and profit growth. This will be achieved within the framework of continued tight cost management across the division.

Review of financial performance

The combination of numerous revenue growth initiatives and the continued tight management of costs has driven robust operating profit and margin progression for the Regionals division.

The turnover and operating profit* of the Group's Regionals division, incorporating Metros and digital media, is as follows:

Regional newspapers – turnover and operating profit*

	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	2003 52 weeks like-for-like' £m	Change 53 weeks actual v 52 weeks actual %	Change 53 weeks actual v like-for-like' %	Change 52 weeks v like-for-like' %
Turnover							
Regional newspaper titles	522.1	517.7	511.0	494.8	2.2%	5.5%	4.6%
Metros	11.9	11.9	10.5	10.5	13.3%	13.3%	13.3%
Digital media activities	6.1	6.1	3.8	3.8	60.5%	60.5%	60.5%
Total turnover	**540.1**	**535.7**	**525.3**	**509.1**	**2.8%**	**6.1%**	**5.2%**
Operating profit*							
Regional newspaper titles	148.6	145.7	127.5	124.4	16.5%	19.5%	17.1%
Metros	1.3	1.3	0.2	0.2	550.0%	550.0%	550.0%
Digital media activities	0.7	0.7	(3.8)	(3.8)	n/a	n/a	n/a
Total operating profit*	**150.6**	**147.7**	**123.9**	**120.8**	**21.5%**	**24.7%**	**22.3%**
Margin*	**27.9%**	**27.6%**	**23.6%**	**23.7%**	**4.3%**	**4.2%**	**3.9%**

Operating profit* The Regionals division increased revenue by £14.8 million (2.8%) from £525.3 million to £540.1 million, and operating profit* increased by £26.7 million (21.5%) from £123.9 million to £150.6 million. On a like-for-like basis, revenue increased by 6.1% and operating profit* increased by 24.7%. Excluding the benefit of the additional week's trading, revenues' increased by 5.2% and operating profit* increased by 22.3%. A strong performance for core Regional newspaper titles was supported by significant improvements from Metros and digital media activities. The Group's three Metros achieved a £1.1 million (550.0%) improvement in operating profits* to £1.3 million while digital media activities achieved a profit* of £0.7 million, representing an improvement of £4.5 million compared to a loss of £3.8 million in 2003.

Operating margin*, a key area of management focus, improved by 4.3% to 27.9%. On a like-for-like basis, operating margin* improved by 4.2% and excluding the benefit of the additional week's trading, operating margin* improved by 3.9% to 27.6%.

Regional newspapers – turnover by type

	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	2003' 52 weeks like-for-like £m	Change 53 weeks actual v 52 weeks actual %	Change 53 weeks actual v like-for-like %	Change 52 weeks v like-for-like %
Advertising	417.8	415.0	404.0	394.0	3.4%	6.0%	5.3%
Circulation	80.7	79.4	81.5	76.1	(1.0)%	6.0%	4.3%
Other	41.6	41.3	39.8	39.0	4.5%	6.7%	5.9%
Total turnover	**540.1**	**535.7**	**525.3**	**509.1**	**2.8%**	**6.1%**	**5.2%**

'Like-for-like as defined in footnote (1) on page 17.
*Pre exceptional as defined in footnote (2) on page 17.

Advertising revenue for the Regionals division increased by 3.4% from £404.0 million to £417.8 million. On a like-for-like basis, advertising revenue increased by 6.0% from £394.0 million to £417.8 million. Excluding the additional week's trading, advertising revenues[1] increased by 5.3% with Regional newspaper titles, excluding Metros, achieving growth of 4.5%. The division achieved year-on-year growth for all categories (excluding the additional week's trading) with Display up 3.9%, Recruitment up 6.8%, Property up 12.5%, Motors up 0.3% and Other classified categories up 2.8%.

Advertising revenues[1] for the Regional newspaper titles in London and the South East have continued to improve with growth of 3.8%, excluding the additional week's trading, reflecting 3.7% in the first half and 4.0% in the second half compared to a decline of 2.5% in 2003.

Metros achieved strong advertising revenue[1] growth of £1.4 million (13.5%) driven by an 11.7% increase (excluding the additional week's trading) in Display and a 43.6% increase (excluding the additional week's trading) in Recruitment.

Digital media activities delivered a robust performance with advertising revenues[1] increasing by 100.0% with all categories achieving strong year-on-year growth.

Advertising revenue[1] by category £m

	2004 53 weeks	2004 52 weeks	2003
Display	128.0	126.4	126.0
Recruitment	128.1	128.0	121.6
Property	52.8	52.7	47.4
Motors	38.6	38.2	38.7
Other	70.3	69.7	70.3
Total	**417.8**	**415.0**	**404.0**

Circulation revenue for the Regional newspaper titles decreased by £0.8 million (1.0%) from £81.5 million to £80.7 million. On a like-for-like basis, circulation revenue increased by 6.0% from £76.1 million to £80.7 million. Excluding the benefit of the additional week's trading, circulation revenues[1] increased by 4.3% to £79.4 million. The performance reflects the benefit of cover price increases partially offset by circulation volume declines. During the year the Group experienced circulation declines of 5.6% for Evening titles, 3.0% for Morning titles, 2.0% for Weekly titles and 8.7% for Sunday titles. Improving this circulation performance remains a key area of focus for management. Some improvement in performance has been achieved for a number of titles in the second half of the year with the Daily morning titles declining by 2.3% in the second half compared to 3.7% in the first.

Largest regional titles

	Daily circulation[A] 2004	Average readers[B] 2004
Morning		
Daily Post (Welsh)	40,835	118,150
Western Mail	43,247	121,814
The Journal (Newcastle)	41,665	98,448
Evening		
Liverpool Echo	129,681	366,399
Birmingham Evening Mail	96,143	361,038
Evening Chronicle (Newcastle)	89,056	258,424
Sunday		
Sunday Mercury (Birmingham)	75,049	261,368
Sunday Sun (Newcastle)	80,066	284,332

(A) Average ABC July to December 2004.
(B) JICREG January 2005.

[1]Like-for-like as defined in footnote (1) on page 17.

Nationals division

The Nationals division, comprising the UK and Scottish Nationals, publishes five major daily and Sunday newspapers: the Daily Mirror, the Sunday Mirror, The People, the Daily Record and the Sunday Mail.

In 2004 the division delivered a robust performance in a highly competitive and challenging marketplace, with growth in revenue and profit. The division achieved strong growth in circulation revenues and the first increase in advertising revenues since 2000.

Management structures have been strengthened during the year, with all functions, including editorial for both the UK and Scottish divisions, now reporting to a single Managing Director for Nationals. This has enabled a clear focus on portfolio management across the five titles, a drive for innovation and product development, and effective cost management, ensuring strong delivery of cash flows.

Each National title now has a clearly defined consumer proposition, which is reflected in content, tone, marketing and pricing.

UK Nationals

2004 was a year of significant development for the UK Nationals, which delivered a strong profit performance in the face of difficult market conditions.

Circulation volumes were under pressure throughout the year as the UK tabloid newspaper market continued to decline in volume terms. However, despite volume declines, the UK Nationals delivered circulation revenue growth through cover price increases on all three titles.

In March 2004 the Daily Mirror increased its Monday to Friday cover price by 3p from 32p to 35p. This is the title's first Monday to Friday price increase since September 1999. The Saturday edition cover price was increased by 5p from 45p to 50p in September 2004.

A new Editor, Richard Wallace, was appointed to the Daily Mirror in July 2004. The newspaper has continued to evolve under his leadership, delivering a more consistent and balanced product, more reflective of readers' needs and interests. Specific initiatives include new columnists and greatly enhanced content for female readers.

2004 saw continued improvement in the portfolio management of the Sunday titles, with further differentiation of the Sunday Mirror and The People.

Significant changes were made to the Sunday Mirror's publishing mix, including the launch of the Homes & Holidays supplement and a redesigned magazine, Celebs on Sunday. The Sunday Mirror cover price was increased by 10p from 70p to 80p in January 2004.

During 2004 The People's cost base was re-engineered to allow for more investment in marketing to support circulation volumes. A new magazine, Take It Easy, which taps into readers' interest in real life stories, was launched in January to improve the appeal of the overall package. The People's cover price was increased by 5p from 70p to 75p in January 2004.

Although an improved advertising environment contributed to the UK Nationals' delivery of advertising revenue growth in 2004, the division has also benefited from a number of ongoing initiatives, including:

- Management changes to strengthen key areas of the advertising sales team
- Projects driven by the Advertising Board including the targeting of key clients and sharing of best practice to improve sales performance
- Greater focus on delivering innovative advertising solutions, resulting in new revenues from several major advertisers

Scottish Nationals

The Scottish Nationals continue to operate in an intensely competitive marketplace, characterised by extensive price discounting and substantial marketing activity by rival UK tabloid titles.

Against this backdrop, and after a long period of reduced investment, new investment was made in the Daily Record in 2004, both in product development and marketing. Specific initiatives include the introduction of a new female-targeted health and fitness platform on a Tuesday, a daily business page, a regular personal finance section and an enhanced Monday football supplement to further broaden the title's appeal.

Management also focused attention on improving the quality and quantity of marketing activity to support the readership development of the title.

As a result of this activity and investment, the Daily Record saw a reduction in its year-on-year rate of circulation volume decline during 2004.

The cover price of the Saturday edition of the Daily Record was increased by 5p to 45p in August 2004, with the Monday to Friday edition increasing its cover price by 3p to 35p in November 2004.

The Sunday Mail also underwent a fundamental review process. Changes resulting from the review included the launch of Right at Home, a home improvements and lifestyle magazine targeted at female readers which also provides a new advertising platform aimed at the property market.

With sports coverage a major attraction in the Sunday newspaper market, the Sunday Mail consolidated its position as market leader with the introduction of an improved sports section in the main body of the paper.

The cover price of the Sunday Mail was increased by 10p from 70p to 80p in January 2004.

Advertising performance was driven by strong recruitment revenues in the core newspapers. An innovative programme of response-orientated research case studies helped further strengthen the advertising appeal of both Scottish National titles during the year.

Management has also focused attention on driving new revenues and growth opportunities. April 2004 saw the launch of the ScotCareers recruitment website, a joint venture with the Group's Regional titles in Scotland.

May 2004 saw the launch of The One Directory, a new 'business-to-consumer' directory with a unique combination of editorial and classified content which fully utilises the division's existing brands and infrastructure. The One Directory is currently published in Glasgow and Edinburgh, with further launches being considered for 2005.

Review of financial performance

The Nationals division has delivered a robust performance in an extremely challenging and competitive marketplace.

The turnover and operating profit* of the Group's Nationals division is as follows:

National newspapers – turnover and operating profit*

	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	Change 53 weeks %	Change 52 weeks %
Turnover					
UK Nationals	407.2	400.1	386.2	5.4%	3.6%
Scottish Nationals	112.5	110.7	106.0	6.1%	4.4%
Total turnover	**519.7**	**510.8**	**492.2**	**5.6%**	**3.8%**
Operating profit*					
UK Nationals	70.4	66.3	60.8	15.8%	9.0%
Scottish Nationals	24.7	23.5	25.0	(1.2)%	(6.0)%
Total operating profit*	**95.1**	**89.8**	**85.8**	**10.8%**	**4.7%**
Margin*	**18.3%**	**17.6%**	**17.4%**	**0.9%**	**0.2%**

Operating profit* The Nationals division increased revenue by 5.6% and operating profit* by 10.8%. Excluding the benefit of the additional week's trading revenues increased by 3.8% and operating profit* increased by 4.7%.

A strong performance for the UK Nationals has been partially offset by a weaker performance in the Scottish Nationals.

The reduced operating profit in the Scottish Nationals reflects additional investment in product and marketing, a net investment of £0.4m in ScotCareers, a substantially increased FRS 17 pension charge and there being no increase in the cover price for the Daily Record until November 2004.

Operating margin* improved by 0.9% from 17.4% to 18.3%. Excluding the benefit of the additional week's trading, operating margin* increased by 0.2% to 17.6% with the UK Nationals improving by 0.9% to 16.6% and the Scottish Nationals falling by 2.4% to 21.2%.

Total National newspapers – turnover by type	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	Change 53 weeks %	Change 52 weeks %
Circulation	279.0	274.2	261.9	6.5%	4.7%
Advertising	197.5	194.0	190.1	3.9%	2.1%
Other	43.2	42.6	40.2	7.5%	6.0%
Total turnover	**519.7**	**510.8**	**492.2**	**5.6%**	**3.8%**

*Pre exceptional items as defined in footnote (2) on page 17.

Circulation revenue increased by 6.5% from £261.9 million to £279.0 million, reflecting a 7.4% increase for the UK Nationals and a 3.3% increase for the Scottish Nationals. Excluding the benefit of the additional week's trading, circulation revenue increased by 4.7% to £274.2 million reflecting a 5.5% increase for the UK Nationals and a 1.7% increase for the Scottish Nationals. The increase in circulation revenues reflects the benefit of increased cover prices partially offset by reduced circulation volumes.

The Daily Mirror average circulation volume over the 12-month period fell by 6.9% (6.8% fall in 2003). The disappointing performance reflects the impact of reduced volumes, following the publication of the fake Iraq prisoner abuse pictures in May. Average circulation volumes were down 5.3% in the first half compared to 8.4% in the second half. The six-monthly market share (excluding sampling) for the Daily Mirror fell by 0.8% from 20.3% to 19.5% during the year. Market share was maintained at 20.3% for the first five months but began to fall following the publication of the fake Iraq abuse pictures in May.

The Sunday Mirror and The People continue to operate in a highly competitive Sunday market driven by marketing and promotional activity.

Despite the increased level of competitor activity in the marketplace, the Sunday Mirror limited average circulation volume decline over the 12-month period to 1.8%. The 2004 performance compares to declines of 6.9% in 2003. Average circulation volumes were down 3.0% in the first half compared to 0.6% in the second half. In the final quarter of 2004 the Sunday Mirror achieved year-on-year growth of 0.4% with every month achieving growth. The significantly improved circulation performance enabled the Sunday Mirror to increase six-monthly market share (excluding sampling) by 0.3% from 15.6% to 15.9%.

The People had a disappointing circulation volume performance with circulation falling by 8.6% during the 12-month period (13.8% in 2003). However, the title improved its rate of decline compared to 2003. The circulation performance of The People has contributed to a fall in six-monthly market share of 0.7% to 9.8%. For the first 10 months The People maintained market share in excess of 10.0%.

The Scottish National newspaper market continues to be challenging with price discounting and substantial marketing investment by the UK tabloid newspapers. However, despite the intense competition, the Daily Record has improved its year-on-year circulation performance. This improved performance reflects the benefit of additional product and marketing investment and the first full year of the new Editor appointed for the Daily Record in September 2003. The Daily Record and Sunday Mail average circulation volume (Scottish sales only) declined over the 12-month period by 4.3% (6.4% for 2003) and 5.1% (4.6% for 2003) respectively.

UK National newspapers – turnover by type	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	Change 53 weeks %	Change 52 weeks %
Circulation	223.1	219.2	207.8	7.4%	5.5%
Advertising	146.9	144.2	141.8	3.6%	1.7%
Other	37.2	36.7	36.6	1.6%	0.3%
Total turnover	**407.2**	**400.1**	**386.2**	**5.4%**	**3.6%**

Scottish National newspapers – turnover by type	2004 53 weeks actual £m	2004 52 weeks £m	2003 52 weeks actual £m	Change 53 weeks %	Change 52 weeks %
Circulation	55.9	55.0	54.1	3.3%	1.7%
Advertising	50.6	49.8	48.3	4.8%	3.1%
Other	6.0	5.9	3.6	66.7%	63.9%
Total turnover	**112.5**	**110.7**	**106.0**	**6.1%**	**4.4%**

Advertising revenue An improved advertising environment during 2004 enabled advertising revenues for the Nationals division to increase by 3.9% with the UK Nationals increasing by 3.6% and the Scottish Nationals increasing by 4.8%. Excluding the benefit of the additional week's trading, advertising revenues for the Nationals division increased by 2.1% with the UK Nationals increasing by 1.7% and the Scottish Nationals increasing by 3.1%. This represents the first year of increased advertising revenues for the Nationals division since 2000.

For the three UK titles advertising revenue growth of 2.6% in the first half has been partially reduced by growth of only 0.7% (excluding the additional week's trading) in the second half with growth of 0.1% in the third quarter and growth of 1.3% in the fourth quarter. Advertising revenues in December, excluding the additional week's trading, fell by 2.5% reflecting the significantly stronger comparative for 2003 when advertising revenue grew by 8.7%.

In Scotland, advertising revenue growth of 2.9% in the first half has been supported with growth of 3.6% (excluding the additional week's trading) in the second half with the third quarter growing by 6.2% and the fourth quarter by 1.3%. The better performance for the Scottish titles includes the benefit of the newly launched The One Directory in Glasgow and Edinburgh. Excluding The One Directory, advertising revenues in the Scottish Nationals increased by 1.1% for the year (excluding the additional week's trading) with the second half growing by 0.3%.

National newspapers – volume, readership and market share	2004 volume[A] actual '000	2003 volume[A] actual '000	Change %	Average readers[B] '000	Market share[C] 2004 %
Daily Mirror	1,777	1,940	-8.4%	4,773	19.5%
Sunday Mirror	1,597	1,606	-0.6%	4,906	15.9%
The People	990	1,088	-9.0%	2,206	9.8%
Daily Record[D]	439	462	-5.0%	1,300	39.1%
Sunday Mail[D]	530	563	-5.9%	1,496	35.8%

(A) Average circulation for the six months to December 2004.
(B) NRS six months to September 2004.
(C) Share of tabloid market six months to December 2004 excluding sampling.
(D) Within Scottish market only.

Sports division

The Sports division is the UK's pre-eminent supplier of racing and sports betting information, with four market-leading sports newspapers – including the Racing Post – and a complementary website, RacingPost.co.uk.

The Sports division delivered another strong performance in 2004. The continued buoyancy in the horseracing, sports betting and online casino markets helped the division achieve significant increases in revenues and operating profits.

The successful introduction of a change in editorial working practices enabled full seven-day publishing to be implemented on the Racing Post without the need for a separate Sunday editorial team. Driven by an increased racing calendar, an additional 20 Sunday editions were published in 2004 compared to 2003.

Online revenues benefited from the introduction of a content payment system together with strong increases from advertising and profit-sharing affiliate deals from betting and casino games. The Racing Post website increased its average monthly page impressions by 28% in 2004 to over 44.3 million.

There were also improvements in revenues and profits from Raceform, which publishes horseracing form books, annuals and betting publications.

Initiatives continuing into 2005 include:

- Continued growth of the Racing Post's Sunday editions
- Increased revenue generation from the division's online platforms
- Further enhancements to the Racing Post newspaper resulting from extensive research carried out in late 2004
- A review and reclassification of the division's portfolio of weekly titles

Operating profit* The division delivered another strong performance with revenues increasing by 12.7% to £48.9 million and operating profits* by 26.8% to £18.0 million (2003: £14.2 million). Operating margin* improved by 4.1% from 32.7% to 36.8%. Excluding the benefit of the additional week's trading, revenues increased by 10.8% to £48.1 million and operating profits* increased by 21.8% to £17.3 million.

Operating profit* from the weekly newspaper titles improved by 5.6% from £1.8 million to £1.9 million, principally from cover price increases.

Circulation revenue The further expansion of Sunday racing in 2004, combined with cover price increases, resulted in circulation revenue growth of 10.2% from £28.3 million to £31.2 million. The growth was despite reduced volumes for the Monday to Saturday editions of the Racing Post, which fell by 2.5% in part due to a hiatus in satellite TV coverage of UK racing between March and June 2004. Excluding the benefit of the additional week's trading, circulation revenues grew by 8.1% to £30.6 million.

Sports titles

	Daily circulation
Racing Post(A)	78,063
Racing and Football Outlook	No ABCs
Raceform Update	No ABCs
Weekender(A)	18,544

(A) ABC July-December 2004.

Advertising revenue increased by 18.0% from £12.2 million to £14.4 million, primarily due to continued strength in the bookmaker sector. Excluding the benefit of the additional week's trading the increase was 16.4%.

Sports newspapers – turnover and operating profit*

	2004 53 wks actual £m	2004 52 wks £m	2003 52 wks actual £m	Change 53 weeks %	Change 52 weeks %
Turnover					
Publications	47.1	46.3	41.9	12.4%	10.5%
Online	1.8	1.8	1.5	20.0%	20.0%
Total turnover	**48.9**	**48.1**	**43.4**	**12.7%**	**10.8%**
Operating profit*					
Publications	17.4	16.7	13.9	25.2%	20.1%
Online	0.6	0.6	0.3	100.0%	100.0%
Total operating profit*	**18.0**	**17.3**	**14.2**	**26.8%**	**21.8%**
Margin*	**36.8%**	**36.0%**	**32.7%**	**4.1%**	**3.3%**

*Pre exceptional items as defined in footnote (2) on page 17.

Sports newspapers – turnover by type

	2004 53 wks actual £m	2004 52 wks £m	2003 52 wks actual £m	Change 53 weeks %	Change 52 weeks %
Publications					
Advertising	13.1	12.9	11.1	18.0%	16.2%
Circulation	31.2	30.6	28.3	10.2%	8.1%
Other	2.8	2.8	2.5	12.0%	12.0%
	47.1	46.3	41.9	12.4%	10.5%
Online					
Advertising	1.3	1.3	1.1	18.2%	18.2%
Other	0.5	0.5	0.4	25.0%	25.0%
Total turnover	**48.9**	**48.1**	**43.4**	**12.7%**	**10.8%**

Book publishing activity continued to grow in 2004 with the Highdown imprint attracting higher-profile sporting celebrities. Book publishing net of advertising generated £1.4 million in revenues during 2004 (2003: £1.0 million).

RacingPost.co.uk, the division's website which was merged with Smartbet.co.uk during the year, increased operating profit from £0.3 million to £0.6 million as a result of increased online revenue generation including advertising, content payment and affiliate sales, and efficient cost control. Operating margin improved by 13.3% from 20.0% to 33.3%. RacingPost.co.uk received an average of 44.3 million page impressions per month during the year.

Magazines and Exhibitions

The Magazines and Exhibitions division operates a range of niche publications and consumer and trade shows. These include one of the UK's largest consumer exhibitions, the National Boat, Caravan and Outdoor Show, and Inside Housing, the leading magazine for the social housing sector.

In 2004 the division reaped the full-year benefits of a comprehensive restructuring programme commenced in 2002.

Operating profits* increased by 47.9% from £4.8 million to £7.1 million.

Revenue for the division rose by 4.3% from £30.5 million to £31.8 million, with advertising revenue growth of £0.4 million (2.8%), circulation revenue growth of £0.2 million (4.7%) and exhibition revenue growth of £0.7 million (5.9%).

Magazine circulation revenues grew as a result of cover price increases, partially offset by reduced volumes.

The exhibitions business saw the benefits of a reinvestment programme with particularly strong profit growth in the Weddings and Bridal market. The Weddings exhibitions achieved strong stand space growth and a consolidation of the recent growth in visitor numbers. The National Boat, Caravan and Outdoor Show saw another record year for both visitor numbers and stand space sold.

Magazines and Exhibitions – turnover and operating profit*

	2004 53 wks actual £m	2004 52 wks £m	2003 52 wks actual £m	Change 53 weeks %	Change 52 weeks %
Turnover	31.8	31.7	30.5	4.3%	3.9%
Operating profit*	7.1	7.1	4.8	47.9%	47.9%
Operating margin*	22.3%	22.4%	15.7%	6.6%	6.7%

Magazines and Exhibitions – turnover by type

	2004 53 wks actual £m	2004 52 wks £m	2003 52 wks actual £m	Change 53 weeks %	Change 52 weeks %
Advertising	14.7	14.7	14.3	2.8%	2.8%
Circulation	4.5	4.4	4.3	4.7%	2.3%
Other	12.6	12.6	11.9	5.9%	5.9%
	31.8	**31.7**	**30.5**	**4.3%**	**3.9%**

Principal magazines

	Average sales per edition
Back Street Heroes[1]	25,575
Streetfighters[1]	21,508
Build It[1]	24,015
Inside Housing[2,3]	26,120
Micro Mart[2]	24,118

Notes:
1. Monthly titles.
2. Weekly titles.
3. Confirmed circulation title.

Principal exhibitions

	Number of attendees
National Boat, Caravan and Outdoor Show	140,892
National Wedding Shows	53,510

*Pre exceptional items as defined in footnote (2) on page 17.

Arrow Interactive

The primary focus of Arrow Interactive is the provision of competitions, information and content through fixed and mobile telephony networks.

The division reported losses* of £1.3 million in 2004, an increase of £1.0 million (2003: £0.3 million).

The declining margins* through increased competition seen in 2003 continued during the first half of 2004. In response to this, the division was restructured and the services outsourced to third party suppliers.

The division now employs a small expert team which works with suppliers, titles and websites to increase interaction with audiences and to drive revenues. It has now been refocused on driving revenues for the Group only, rather than external clients, and will not be reported separately in 2005.

Central costs

During the year central costs* increased by £0.5 million, from £15.9 million to £16.4 million. The increase in central costs reflects the additional costs associated with the newly launched Long Term Incentive Plan (LTIP), increased bonus payments to central areas driven by the improved performance and an increase in the size of the central development team to focus on revitalising our products and processes and to explore growth opportunities.

*Pre exceptional as defined in footnote (2) on page 17.

Financial review

Group turnover increased by 4.3% to £1,141.7 million (2003: £1,095.1 million). On a like-for-like* basis, Group turnover increased by £62.8 million (5.8%) from £1,078.9 million to £1,141.7 million. Excluding the additional week's trading, Group turnover increased by 4.5% to £1,127.5 million.

Group operating profit before exceptional items increased by £40.6 million (19.1%) from £212.5 million to £253.1 million. On a like-for-like* basis, Group operating profit* increased by 20.9% from £209.4 million to £253.1 million. Excluding the additional week's trading, Group operating profit* increased by 16.6% to £244.2 million.

The Group's ***share of profits from associates*** was £1.3 million (2003: £1.2 million) and reflects the Group's share of profits in The Press Association (PA). Included within interest receivable is £0.1 million (2003: £0.5 million) of the Group's share of interest receivable in PA. Included within taxation payable is £0.4 million (2003: £0.6 million) of the Group's share of PA's taxation payable. During the year dividends of £3.2 million (2003: £0.9 million) have been received from PA.

Net interest payable fell by £3.4 million from £38.3 million to £34.9 million. This reflects the benefit of reduced borrowings offset by higher interest rates. Interest is covered 7.3 times by operating profit before exceptional items, an improvement from 5.5 times in 2003. Other finance charges, reflecting the FRS 17 interest charge, fell from a £2.9 million charge in 2003 to a charge of £2.7 million.

Exceptional items before tax of £9.7 million (2003: £111.9 million) were incurred during the year.

Exceptional items	53 weeks 2004 £m	52 weeks 2003 £m
Impairment of carrying value of publishing rights and titles	–	100.0
Write-off of carrying value of goodwill	–	1.6
Restructuring costs	11.0	14.6
Write-down of presses in Chester and Oldham	7.0	–
Maxwell-related recoveries	(1.3)	(3.1)
Profit on sale of land and buildings	(1.0)	(1.1)
Release of old accruals for which no further costs are expected	(3.5)	–
Profit on sale of subsidiary undertakings	(2.5)	(0.1)
Total	**9.7**	**111.9**

Exceptional items have been separately disclosed to provide clarity in relation to the underlying performance of the Group as they are one-off in nature. The most significant items are explained below with further detailed information provided on other items in note 5 on page 73 of the Annual Report and Accounts.

*As defined in footnotes (1) and (2) on page 17.

The impairment charge of £100.0 million in 2003 related to a reduction in the carrying value of publishing rights and titles for our Regional newspaper titles in London and the South East. Goodwill of £1.6 million was written off in 2003 in relation to a number of motorcycle shows disposed of on 8 January 2004.

Restructuring costs of £11.0 million (2003: £14.6 million) have been incurred in delivery of ongoing cost reduction measures. These include costs in relation to severance of £10.1 million (2003: £12.2 million) which enabled a reduction in the number of employees by 382 (2003: 314). These restructuring costs include £0.9 million in relation to the restructure of the Arrow Interactive division.

£7.0 million has been incurred on the write-down of press fixed assets from the closure of the Chester print site and the re-pressing project at Oldham as part of the Manufacturing project which was announced in February 2004.

Further settlement of Maxwell-related claims resulted in net receipts of £1.3 million in 2004 (2003: £3.1 million).

In 2004 the Group disposed of surplus land and buildings realising a profit on disposal of £1.0 million (2003: £1.1 million). This profit reflects the benefit of the continuing plan to reduce the property portfolio and property costs.

In January 2004, the Group disposed of its Regional newspaper titles in Ireland for a consideration of £46.1 million, realising a profit of £2.5 million, and its Motorcycle Show business for a consideration of £0.2 million, realising a profit of £nil. In February 2003, the Group disposed of Wheatley Dyson & Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million.

Profit before tax and exceptional items increased by 25.7% from £172.5 million to £216.8 million. After exceptional items profit before tax increased by £146.5 million from £60.6 million to £207.1 million. The improvement in profit before tax after exceptional items reflects the benefit of the increase in operating profit and a significant reduction in exceptional items.

Profit before tax	53 weeks 2004 £m	52 weeks 2003 £m	Change %
Group turnover	1,141.7	1,095.1	4.3%
Operating costs:			
Labour	(343.8)	(344.7)	0.3%
Newsprint	(142.5)	(145.5)	2.1%
Depreciation	(41.0)	(43.3)	5.3%
Other costs	(361.3)	(349.1)	(3.5%)
Share of results of associates	1.3	1.2	8.3%
Net interest payable	(34.9)	(38.3)	8.9%
FRS 17 finance charge	(2.7)	(2.9)	6.9%
Profit before tax and exceptional items	216.8	172.5	25.7%
Exceptionals	(9.7)	(111.9)	91.3%
Total	**207.1**	**60.6**	**241.7%**

On a like-for-like basis and excluding the additional week's trading, profit before tax and exceptional items increased by 20.9% from £172.5 million to £208.5 million.

The ***Group tax charge*** for the year before exceptional items of £66.7 million represents 30.8% (2003: 30.2%) of profit before tax and exceptional items of £216.8 million. The tax credit on exceptional items represents 38.1% of exceptional items reflecting a number of items for which no tax relief is available, partially offset by no tax payable on the profit on disposal of land and subsidiaries and the Maxwell receipts.

Earnings per share before exceptional items have increased by 23.8% from 41.1p to 50.9p. After exceptional items, earnings per share were 48.9p (2003: 4.6p).

Subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 14.3p per share to be paid on 10 June 2005 to shareholders on the register at 6 May 2005. This increase will bring the total dividend for the year to 20.2p per share, an increase of 10.4%.

Balance sheet	2004 £m	2003 £m
Intangible assets	1,585.5	1,622.4
Other fixed assets	393.4	410.9
	1,978.9	**2,033.3**
Equity shareholders' funds	1,143.7	1,025.9
Short-term debt net of cash	(5.3)	27.4
Medium-term debt	455.7	577.7
Net current other liabilities	94.5	81.7
Provisions and minority interest	67.8	72.5
Net pension scheme liabilities	222.5	248.1
Total	**1,978.9**	**2,033.3**

Total fixed assets have decreased by £54.4 million during the year. This movement reflects £42.6 million of asset disposal, including publishing rights and Regional titles sold in Ireland, £0.4 million amortisation of goodwill, a net £3.8 million decrease in tangible assets and a £2.2 million decrease in the Group share of the net assets of its investment in The Press Association.

Fixed assets (net book value)	2004 £m	2003 £m
Intangible assets:		
Publishing rights and titles	1,579.9	1,616.2
Goodwill	5.6	6.2
Tangible assets:		
Land and buildings	195.8	177.4
Plant and vehicles	164.8	168.7
Assets under construction	25.1	54.9
Investments:		
Share of net assets of associates	7.6	9.8
Investments	0.1	0.1
Net book value of fixed assets	**1,978.9**	**2,033.3**

Capital expenditure in 2004 was £35.5 million (2003: £55.2 million) net of disposal proceeds against a depreciation charge of £41.0 million (£43.3 million). The capital expenditure included a further £23.7 million in relation to the ongoing regional press replacement project, £5.0 million for inserting equipment in Birmingham and re-pressing in Oldham. Planned capital expenditure for 2005 is approximately £65.0 million, including £22.0 million in respect of press replacement. All capital expenditure is forecast to be financed from operating cash flows.

Net debt has fallen by £154.7 million from £605.1 million at 28 December 2003 to £450.4 million at 2 January 2005. Net debt comprises gross borrowings (excluding bank overdrafts) of £471.3 million offset by net cash balances (net of overdrafts) of £20.9 million.

Net debt repayment profile	2004 £m	2003 £m
Repayable within one year (including bank overdrafts)	38.1	61.7
Between one and two years	1.5	1.8
Between two and five years	66.7	176.5
After five years	387.5	399.4
Cash balances	(43.4)	(34.3)
Total net debt	**450.4**	**605.1**

The FRS 17 net pension scheme liabilities have decreased by £25.6 million from £248.1 million to £222.5 million. The reduction in the deficit reflects a £58.1 million increase in pension scheme assets and a £32.5 million increase in pension scheme liabilities, net of deferred tax. The increase in the value of pension scheme assets reflects the improvement in equity markets during the year. The increase in the pension scheme liabilities arises from a fall in the discount rate used to calculate those liabilities as measured by the yield on AA-rated corporate bonds of appropriate term and currency.

The improvement in asset values and expected return on them will decrease the FRS 17 defined benefit operating profit current service pension charge from £32.6 million in 2004 to an estimated £28.6 million in 2005. The cash funding for defined benefit pension schemes is estimated to increase by £10.0 million during 2005.

Equity shareholders' funds at 2 January 2005 were £1,143.7 million, an increase of £117.8 million from £1,025.9 million at 28 December 2003. The increase in shareholders' funds reflects the £84.2 million retained profit for the financial year after providing for £59.8 million dividends paid and proposed, £25.3 million unrecognised gains due to the reduction in deficit of the pension schemes, and the capitalisation of reserves of £6.2 million relating to the purchase of shares to provide for the possible awards under the new Long Term Incentive Plan launched in 2004, offset by £12.5 million proceeds from the issue of new shares.

Cash flow and treasury

Cash generated from operating activities has increased by £41.6 million from £246.2 million to £287.8 million. The improved cash flow for the Group reflects the £40.6 million increase in operating profits before exceptional items.

The principal cash outflows in 2004 related to £34.7 million interest and dividends paid to minority shareholders (2003: £42.4 million), net tax paid of £55.6 million (2003: £44.9 million), capital expenditure of £37.3 million (2003: £59.4 million), the buy-out of the minority interest in The Adscene Group Limited at a cost of £4.5 million, the purchase of shares for £6.2 million to provide for the possible awards under the new Long Term Incentive Plan launched in 2004 and the £55.1 million payment of equity dividends (2003: 52.0 million). With the exception of a £1.8 million (2003: £4.2 million) cash inflow from the disposal of fixed assets, the £42.8 million inflow (2003: £0.3 million outflow) from the disposal and acquisition of businesses, subsidiary undertakings and titles, £3.2 million (2003: £0.9 million) received from associates and the £12.5 million (2003: £8.7 million) proceeds on the issue of new share capital, there were no material cash inflows, other than from operating activities.

Cash flow movements	2004 £m	2003 £m
Operating cash flow	287.8	246.2
Net interest and minority dividend payment	(34.7)	(42.4)
Tax paid	(55.6)	(44.9)
Net capital expenditure	(35.5)	(55.2)
Equity dividends paid	(55.1)	(52.0)
Net cash flow from acquisitions and disposals	42.8	(0.3)
Other sundry movements	5.0	9.6
Reduction in net debt	**154.7**	**61.0**

Funding and liquidity At 2 January 2005 committed facilities of £742.0 million were available to the Group, of which £259.5 million were undrawn. No new financing facilities were procured in 2004 and, with the exception of an early termination of a finance lease in relation to the old press in Chester, no debt facilities were repaid other than in accordance with their normal maturity date. The finance lease in relation to the old printing press in Chester was terminated after the press was taken out of use and all printing migrated to the Group's Oldham and Liverpool print sites.

Committed financing facilities	2004 £m	2003 £m
£269 million syndicated unsecured bank loan	269.0	369.0
US$ and £ private placements	442.5	457.4
Finance leases	16.6	27.2
Acquisition loan notes and other bank loans	13.9	23.1
Total	**742.0**	**876.7**
Drawn facilities (including bank guarantees and before capitalised issue costs)	482.5	636.6
Undrawn facilities	**259.5**	**240.1**

Treasury The key risks arising from the Group's activities and its financing facilities are funding and liquidity, interest rates, foreign currency and covenants. The treasury policies for managing these risks were approved by the Board in March 2001 and are summarised below.

Liquidity risk The Group's policy is to ensure continuity of funding and flexibility. Debt maturities are spread over a wide range of dates, thereby ensuring that the Group is not exposed to excessive refinancing risk in any one year. The maturity profile of debt outstanding at 2 January 2005 is summarised above.

The Group's liquidity risk arises from timing differences between cash inflows and outflows. The Group manages these risks through unutilised committed and uncommitted credit facilities. It is the Group's policy to maintain sufficient cash balances and committed facilities to meet anticipated funding requirements for the next two years. These resources, together with the expected future cash flows to be generated by the business, are regarded as sufficient to meet the anticipated funding requirements of the Group for at least the next 12 months.

Financing and interest rate risk The Group's exposure to interest rate risk is managed through the use of interest rate swaps, options, caps and forward rate agreements. Hedging transactions are undertaken after a review of the effect on profit after tax of a range of interest rate assumptions and probabilities, determined by reference to the general economic climate and market forecasts for interest rates. In view of the significantly reduced debt levels and forecasted low interest rate environment, no debt is hedged at 2 January 2005.

Foreign currency risks Less than 1% of the Group's turnover and operating costs are generated in currencies other than sterling. Given the minimal impact on profit after tax of fluctuations in foreign currencies, the Group trades foreign currencies at spot rates. The payment of interest and capital on borrowings denominated in foreign currencies are all fully hedged through cross-currency interest rate swaps.

Covenant risk The Group seeks to maintain standard terms for all its financial covenants where possible.

The Group's covenants are monitored on an ongoing basis with formal testing of financial covenants at each half year end. The Company continues to comply with all borrowing obligations and financial covenant obligations.

International Accounting Standards The Group has completed its review in advance of adopting International Accounting Standards in 2005. The key differences between the 2004 reported results and those that would have been reported under International Accounting Standards are explained on pages 97 to 103.

Corporate responsibility review

Chief Executive's statement

Trinity Mirror is committed to dealing with the environmental and social issues associated with its business and reporting performance in a factual and meaningful way. During 2004 I believe that we have made real progress in the management of our environmental affairs. After two years of preparatory work we are now able to see some significant progress and in particular have set a number of challenging environmental targets in key areas, including paper procurement, energy conservation and waste recycling. Actual achievements include:

- Significantly reducing emissions to atmosphere of solvent fumes (VOCs) from our print sites
- Maintaining very high rates of recycling and material recovery (in excess of 90%) for all Special Wastes, and manufacturing paper waste
- Undertaking a comprehensive compliance audit of 98 of the Company's sites (approximately 50% of the total)

We recognise that, in order for stakeholders to form a clear opinion about our environmental performance, we need to spell out more clearly the issues that we need to address and what we are doing about them. In this year's review we have therefore provided more numerical information about our key impact areas and specified the targets we expect to meet during 2005.

I am very pleased that yet again this year we are reporting a significant reduction in the number of accidents across the Group. While, of course, any accident is one too many, I believe that these figures represent a true change in culture and awareness of Health and Safety issues.

We have again participated in the Business in The Community (BiTC) Corporate Responsibility Index.

In October I was privileged to lead one of HRH The Prince of Wales's Seeing is Believing visits. Along with 12 other heads of UK businesses, I visited Brixton Prison and the remarkable Kids Company – a charity set up to deliver emotional and practical support to troubled children who would otherwise be lost to society. The experience did exactly what it was designed to: make me think about the role of our Company and also question what we do for charity and how we engage with our local communities. I reviewed what we did and was delighted to find out quite how much was going on, but for the most part in an unsung and unrecognised way. My aim for 2005 is to encourage and support the work of my colleagues throughout the Group and to provide a structure in which their work can be acknowledged and rewarded.

Social, ethical and environmental issues continue to be included on the agenda for every Board meeting.

Sly Bailey
Chief Executive

Environmental performance

Environmental impacts and risks

Trinity Mirror's environmental programme is based on a clear understanding of the potential impacts of the Company's activities on the environment. This enables the Group to focus its management activities on the areas of greatest risk and to target improvement programmes where real gains can be made. The Environmental Steering Group, reporting to the Executive Committee, is charged with continually reviewing the Company's environmental impacts, making recommendations for addressing those impacts and measuring the Company's performance.

During 2004 the Steering Group met every two months and debated a range of issues and new developments. Concern about the impact of paper-making on forest sustainability has been a recurrent theme during the year and Trinity Mirror has responded by reviewing the standards expected of its paper suppliers. Internal changes within the Company, notably the modernisation and restructuring of printing activities, have also needed to be examined, both to ensure that new regulatory requirements are met and to take advantage of the environmental improvement opportunities which can flow from major new investments.

Trinity Mirror also supports the aims of the CSR Media Forum.

Taking account of developments during 2004, but consistent with the priorities developed over the last three years, Trinity Mirror continues to focus its environmental management programme on the areas of:

- Paper sourcing, sustainable forestry and recycling
- Energy consumption and greenhouse gases
- Volatile organic compound (VOC) emissions
- Waste management and recycling

Performance in these areas is reported below, as well as the actions taken to strengthen the Company's environmental management systems and regulatory compliance auditing.

Paper sourcing and sustainable forestry

Trinity Mirror is a significant purchaser of newsprint and magazine paper and so is potentially exposed to concerns about the impacts of timber extraction on forest conservation. The Group is committed to providing assurance to its customers, investors and other interested parties that the wood fibre used to produce the paper it uses comes from reputable sources. During 2004 we undertook a systematic review of paper procurement, including the options open to the Company to provide better assurance about the probity of its paper supply.

The proportion of recycled fibre used in Trinity Mirror products is clearly relevant – the more recycled fibre, the less requirement for timber extraction to produce virgin pulp. For the virgin fibre component of paper supply, forestry certification schemes have been established offering independent third-party inspection of forest management practices. We support the concept of forest certification, as the most practical method of independently assuring that forestry practices are sustainable. As a result of the review of paper sourcing we have adopted the following target:

Target: *Trinity Mirror will source 75% of its newsprint from either recycled materials or virgin fibre that has been independently certified as coming from well-managed and sustainable forests, by the end of 2005*

We are actively engaging with our paper suppliers to meet this target. A detailed questionnaire covering paper sourcing and environmental performance was sent to all 14 of the Company's suppliers during October. An excellent response has been received from all suppliers and the information received is currently being analysed to identify areas for improvement and next actions.

Energy consumption and greenhouse gases

In previous years we have reported on the electricity and gas consumption of our 'core' sites only. In line with the commitments made in last year's report, we have worked during 2004 to ensure that our energy reporting comprehensively covers all operational activities where we have direct management control. Consequently we believe we have now achieved much better coverage, encompassing most buildings' energy consumption, as well as the use of commercial vehicles and business travel. We have also taken steps to identify the energy consumption associated with operations which we contract out – notably the printing of magazine supplements and the distribution by road of printed products. While the preliminary information obtained from these suppliers is not completely robust, it does give a useful indication of the magnitude of this element of consumption. It is clear that contracted operations – especially road distribution – do account for a significant proportion of the energy consumed as a result of the Group's activities. Further effort will be devoted during 2005 to refining estimates of energy consumed by print and distribution contractors on Trinity Mirror's behalf.

CO_2 tonnes



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
59,837
608
2,935
5,089
13,645
32,890
Gas and electricity
Fuel oil
Commercial vehicles
Business travel
Contract print
Contract distribution

Trinity Mirror energy consumption 2004 and associated CO_2 emissions

	Consumption	CO_2 conversion factor	CO_2 emissions (tonnes)
Internal activities[1]			
Electricity consumption (print works and all offices)	132,000,000 kWh	0.403 $\times 10^{-3}$	53,196
Gas consumption (print works and all offices)	34,955,000 kWh	0.19 $\times 10^{-3}$	6,641
Fuel oil (emergency generators, all sites)	226,965 litres	2.68$\times 10^{-3}$	608
Commercial vehicles	10,994,200 kms	0.267$\times 10^{-3}$	2,935
Business travel (car)	18,126,701 kms	0.22$\times 10^{-3}$	3,988
Business travel (air)	6,116,648 kms	0.18$\times 10^{-3}$	1,101
Total internal			**68,469**
Contracted activities[2]			
Electricity for printing (mostly magazine inserts)	*17,950,077 kWh*	*0.403$\times 10^{-3}$*	*7,234*
Gas for printing (mostly magazine inserts)	*33,740,030 kWh*	*0.19$\times 10^{-3}$*	*6,411*
Electricity for distribution warehousing	*7,852,994 kWh*	*0.403$\times 10^{-3}$*	*3,165*
Gas for distribution warehousing	*6,680,078 kWh*	*0.19$\times 10^{-3}$*	*1,269*
Fuel for road transport distribution	*10,617,918 litres*	2.68$\times 10^{-3}$	*28,456*
Total contracted (estimate)			***46,535***
Total Group			**115,004**
Total Group per million pages of printed output			**0.7**

Notes:
1. Internal activities are those undertaken on company premises and/or by company staff, over which Trinity Mirror has direct management control.
2. Contracted activities refer to aspects of the Company's operations which are undertaken by external contractors and over which Trinity Mirror does not have direct control. The activities concerned are the printing of magazine supplements and the distribution of printed products. The numbers given above are preliminary estimates only, based on information provided by suppliers. All numbers in *italics* are preliminary estimates.

A major review of internal energy consumption across the Company has been undertaken by independent advisors (Energy Matters and Peak Energy). As a result, a new programme of energy reduction initiatives has been commenced at our print sites and a new energy reduction target has been set:

Target: *Trinity Mirror will reduce its internal electricity consumption by 3% by the end of 2005 (vs 2003 baseline)*

The water consumption of the Group's 'core' sites during 2004 was 215,000 cubic metres.

Volatile Organic Compound (VOC) emissions

The restructuring of our printing operations, together with initiatives to introduce water-based raw materials, has allowed us to achieve significant reductions in emissions to the atmosphere of solvent fumes (VOCs) from our print sites. All of the print sites that were operational at the end of 2004 (nine sites in total) have taken steps to reduce the consumption of raw materials that contain VOCs. In particular, most sites have now moved to low-VOC inks and blanket washes. This means that we expect all sites to fall below the threshold limits for VOC emissions that would require authorisation under the Integrated Pollution Prevention and Control (IPPC) or the Local Air Pollution Control (LAPC) regulations. Estimated annual throughput of VOCs from our current print sites is now very low in relation to the volume of production – less than 100 tonnes of VOCs per annum used in producing approximately 165 billion pages of printed output. Remaining hot spots of VOC consumption, for example some coloured inks and blanket washes, will be targeted for substitution with water-based materials during 2005.

Estimated annual consumption of Volatile Organic Compounds (VOCs) by Trinity Mirror print sites operational at the end of 2004

Print site	Annual consumption of VOCs kg (estimated)	Exceeds IPPC[1] or LAPC[2] regulatory threshold
Watford	14,620	No
Oldham	2,147	No
Cardonald	19,890	No
Cardiff (Tidal Sidings)	12,150	No
Teesside	3,000	No
Fort Dunlop	230	No
Newcastle	19,000	No
Liverpool	6,000	No
Blantyre	2,820	No
Group total	**79,627**	
Group total per square metre of printed output	**0.48**	

Notes:

1. The IPPC regulations establish the primary pollution control regime for industrial installations in the UK which have the potential to cause significant pollution, by virtue of their scale and/or the hazardous nature of the materials handled. Printing works qualify for authorisation under these regulations if they handle more than the prescribed quantities of solvents or other VOC materials.
2. The LAPC regulations establish a regime for controlling air emissions from smaller industrial sites. As for the IPPC regulations, printing works become subject to the control regime if they handle more than the prescribed quantities of solvents or other VOC materials.

Waste management and recycling

Trinity Mirror continues systematically to address the three main waste streams associated with its print works and office locations, namely:

- General waste
- Special Waste (ie waste materials regulated separately because of their potentially hazardous properties)
- Paper waste from printing operations

During 2004 we continued to operate the successful company-wide scheme for the management of Special Wastes, which seeks to maximise the beneficial recovery of materials that would otherwise require special disposal facilities or be discharged into the public sewerage system. This scheme has now been in operation for three years and we continue to achieve very high rates of recycling and material recovery (around 90% for all Special Wastes).

Trinity Mirror management of Special Wastes 2004

	Material collected	Material recovered (%)
Liquid wastes (litres)	1,196,805	1,098,911 (92%)
Solid wastes (kgs)	99,074	85,701 (87%)

We have also started a new initiative to improve the recycling of our general wastes. A new waste management contract has been established with two key suppliers that covers all of the Company's locations. Arrangements for managing general wastes have been systematically reviewed as an integral part of this process and as a result we have committed to the following target:

Target: *Trinity Mirror will recycle 12% by weight of all general waste arising by the end of 2005*

We continue to achieve over 90% recycling of manufacturing paper waste.

Environmental management systems and legal compliance

The restructuring of printing activities has created an opportunity to establish more consistent environmental control procedures across Trinity Mirror's new Manufacturing division, particularly for high-risk activities such as the storage and handling of hazardous liquids. We are actively considering the merits of establishing ISO 14001 environmental management systems at our print works and our major print site at Oldham is currently undertaking a pilot implementation of an ISO 14001 environmental management system, with the assistance of Groundwork Trust Oldham.

Target: *Trinity Mirror will achieve certification to the ISO14001 environmental management system at the Trinity Mirror Printing Oldham site by the end of 2005, with a view to subsequently achieving certification at all of the Company's print sites*

In a related exercise, with the aim of establishing base-line environmental conditions and assessing current compliance with environmental legislation, we have undertaken a comprehensive compliance audit of 98 of the Company's sites (approximately 50% of the total). These sites range in size from large print works to small rural offices and the audit was based on a detailed questionnaire covering:

- Emissions to atmosphere
- Contamination of sewers and surface waters
- Waste management and recycling
- Resource consumption, local community issues and planning.

The results of the audit confirmed that, while there has been no significant or widespread non-compliance with environmental regulations, knowledge of the requirements of legislation needs to be strengthened across the Company. There are a number of areas where practical improvements need to be made, for example in relation to the storage of fuels, spill procedures, the segregation and recycling of wastes, and the detailed understanding of local site features such as drain layouts and the proximity of features such as local water courses. We anticipate that some of these issues will be addressed by the initiatives referred to above, but the Environmental Steering Group will review all the areas of weakness identified during the audit and propose corrective actions to be taken during 2005.

Trinity Mirror – summary of environmental targets for 2005

1. **Source 75% of newsprint from either recycled materials, or virgin fibre that has been independently certified as coming from well-managed and sustainable forests, by the end of 2005**

2. **Reduce internal electricity consumption by 3% by the end of 2005 (vs 2003 baseline)**

3. **Recycle 12% by weight of all general waste arising by the end of 2005**

4. **Achieve certification to the ISO14001 environmental management system at the Trinity Mirror Printing Oldham site by the end of 2005, with a view to subsequently achieving certification at all of the Company's print sites**

Health and safety

Trinity Mirror is continuing to improve its Health and Safety performance. The Group's annual accident statistics show that there has been a further reduction of 19% in reportable accidents, compared to the figures for last year (see page 38). To achieve such a reduction under normal circumstances would be satisfying, but to achieve this against the backdrop of commissioning two new printing plants and transferring existing staff and production operations to these new facilities is a great credit to the staff involved.

The Group's improvement in health and safety performance is the tangible result of ongoing work within individual businesses to:

- Implement health and safety policies and procedures
- Investigate and analyse the causes of workplace accidents
- Assess and review health and safety risks and precautions
- Provide staff with health and safety information and training
- Carry out effective health and safety inspections and audits
- Involve staff in health and safety initiatives
- Implement health and safety improvement plans
- Continually monitor and review work activities

Our challenge in 2005 will be to maintain and if possible to build on these achievements.

2004 Health and safety initiatives

Through the Secretary and Group Legal Director the Board continues to be kept informed of important developments in health and safety. The following activities took place during the year:

- Individual businesses implemented annual health and safety plans as part of their drive to reduce accidents and meet challenging internal targets
- New printing plants located in Birmingham and Teesside were commissioned and handed over to Trinity Mirror. Following the provision of training for staff, newspaper production was transferred to these new facilities without any serious incidents

- Health and safety audits were carried out at all print sites and main offices as part of the ongoing arrangements for monitoring and review of health and safety
- Following an internal review a specialist contractor was appointed to undertake building surveys covering asbestos, disabled access and water safety. This work will lead to the creation of asbestos registers so that accidental damage and deterioration can be avoided in future. It may also involve some physical alterations to facilitate disabled access to buildings and lead to improvements in water system maintenance regimes
- Health and safety information services were set up on the Company Intranet delivering improved access to information and cost savings for the Group
- A software-based accident recording system was purchased with the objective of improving record keeping and accident data analysis
- New health and safety policies and procedures were introduced covering asbestos, noise and hearing conservation throughout the Group

It is through these and other health and safety initiatives that the Group has been able to achieve improvements in performance this year.

Group health and safety statistics

The table below briefly illustrates accident statistics for the Group in 2004. There has been a substantial drop in the overall number of RIDDOR reportable accidents, compared to the previous year.

Health and safety performance indicator	2004	2003
Fatalities	**–**	–
RIDDOR* major injuries	**9**	10
RIDDOR over three-day injuries	**41**	52
RIDDOR occupational ill health/ diseases/conditions	**3**	1
RIDDOR dangerous occurrences	**0**	1
Total number of accidents	**754**	870
RIDDOR events frequency rate†	**0.27**	0.28
All accidents frequency rate†	**3.80**	3.85
Total days lost – accidents and occupational ill health‡	**1,498 (0.05%)**	1,378 (0.04%)

*RIDDOR = Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995.
†Frequency Rate = number of accidents per 100,000 hours worked.
‡Figure in brackets represents the percentage of total days worked by all employees in the Group.

Breakdown of accidents by type of event

(All percentages rounded to the nearest half decimal point)

	RIDDOR accidents 2004 (%)	All accidents 2004 (%)	RIDDOR accidents 2003 (%)	All accidents 2003 (%)
Slips and falls (same level)	**27**	**19.5**	33	20
Lifting and handling of materials	**21**	**16.5**	23	16
Contact with machinery	**11**	**4**	10	4
Falls from a height	**9.5**	**1.5**	5	1
Stepping on or striking fixed object	**7.5**	**19**	7	18
Struck by moving vehicle	**4**	**1**	4	1
Contact with sharp/abrasive material	**2**	**11**	1.5	14
Struck by flying or falling object	**2**	**6**	8	5
Contact with hazardous substance	**2**	**5**	–	5
Contact with hot material/substance	**2**	**3**	–	2
Object collapsing or overturning	**2**	**0.5**	1.5	0.5
Use of hand tools	**–**	**4**	2	4
Contact with electricity	**–**	**1**	–	0.5
Others	**10**	**8**	5	9
Total	**100**	**100**	100	100

The three most common types of reportable accidents within Trinity Mirror were again:

- Slips, trips and falls (same level)
- Lifting and handling of materials
- Contact with machinery

These areas, along with working at heights, will be given particular attention in 2005 in an effort to further reduce accidents and the lost time associated with them.

Health and safety enforcement activity

Health and safety enforcing authorities visited our businesses on 11 separate occasions during the course of 2004 to carry out routine inspections and to follow up on reported accidents. While some remedial work was necessary this did not require any form of enforcement action.

Future initiatives

The Company remains committed to achieving further improvements in health and safety performance and in 2005 it will:

- Establish a detailed policy and procedures to deal with the issue of work-related stress, in line with guidance published by the Health and Safety Executive (HSE)
- Implement new procedures for the investigation and reporting of accidents and serious incidents
- Require its subsidiaries to pay particular attention to the top three causes of reportable accidents, taking into account guidance published by the HSE Printing Industry Advisory Committee
- Review the arrangements for working safely at heights to ensure compliance with new regulations, providing staff with refresher training on this subject where necessary
- Continue with workplace health and safety inspections and audits to help maintain and improve standards
- Require businesses to implement health and safety improvement plans to deal with issues that have been identified as significant
- Explore opportunities for making more effective use of the Company Intranet as a means of communicating important aspects of health and safety
- Continue with the introduction of Group health and safety procedures to encourage best practice and greater uniformity
- Monitor developments in new health and safety regulations taking action to ensure compliance as necessary

Ethics

For many years the Company has had a policy on Standards of Business Conduct which we regularly review. The introduction to the current policy states:

'Trinity Mirror plc is the largest newspaper publisher in the UK and a major UK plc. The continuing development and well-being of our business depends on all of us maintaining the highest standards of integrity and personal conduct in all matters which involve the Company.

The Company recognises its obligations to those with whom it has dealings, namely its employees, shareholders, readers and advertisers, suppliers and the communities in which its businesses operate. Its reputation is one of the most vital resources of the Company, and depends for its protection upon the honesty and integrity of each and every one of us. This document gives guidance on how the essential standards of integrity and conduct are to be maintained. It is not intended as a statement of new beliefs or the creation of new rules of conduct. Rather, it is a reaffirmation of our continuing values and practices.

Finally, this document should be read in conjunction with any specific code issued to individual groups of employees (e.g. Financial Dealings by Journalists) or any provisions of individual contracts of employment.'

The policy itself is available on the Company's website and gives guidance on conflicts of interest, the acceptance of gifts and entertainment, confidential information, insider information, and political and civic activities.

Charities

The Company's policy with regard to charitable donations and other such payments is as follows:

'Trinity Mirror believes that it can best support charities through the pages of its newspapers. This support will either be through appeals to readers for donations or through editorial content, describing the aims and activities of various charities. In every case the decision as to whether or not to support a charity appeal or whether to run editorial comment will be one for the editor of each newspaper.

Trinity Mirror plc will make direct cash donations to charities in certain limited circumstances. The Company will, at a Group level, support various charities connected with or associated with the newspaper, printing or advertising industries.

A second category of direct cash support will be to charities operating in the communities immediately surrounding Trinity Mirror's offices and print sites. The charities that are likely to receive support are smaller community-based charities where a modest donation will make a big impact. It is unlikely that a major national charity that just happens to be based very close to one of our offices would receive a donation.

There will be a further limited general pool of funds out of which donations will be made to legitimate and supportable causes that fall outside the above two criteria. There will, however, need in each case to be a demonstrable business/commercial reason why such support should be given.

Each of our regional newspaper companies will have a small budget out of which they will make direct cash donations to charities working in the community in which the newspaper is based. Scottish Daily Record and Sunday Mail Limited will similarly make a number of donations to appropriate charities based in Scotland.

The National titles of the Daily Mirror, Sunday Mirror and The People are most unlikely to make direct cash donations. They will do so only where they are asked to make a payment to charity in lieu of a fee for an interview or some form of support. Any "corporate" donations requested from the National titles are likely to be redirected to the Group, as the Company's headquarters share the same office location as that of the National titles.

All "Group" donations need the prior agreement of the Secretary and Group Legal Director. Any local business donations require the prior agreement of the relevant Managing Director.

In addition to cash donations, the Company is active in making donations in kind in the form of used computer equipment, furniture, books, etc. Through its community involvement programmes, the Company makes available members of its staff for volunteering and mentoring programmes.'

Community engagement

Trinity Mirror's newspapers, particularly its regional and local titles, know that they are nothing if they are not of the community and for the community. The sorts of activities that other companies would separate out and brand 'Community Engagement' are simply part of the everyday activities of our titles. It is a slightly hackneyed phrase but they are their community's champions. It is, therefore, difficult to describe the work that we do in any way other than by setting out examples.

Through their media centres our titles in the North East helped more than 17,000 schoolchildren across the region. This help took the form of using our specially built Newspapers in Education newsrooms as an exciting way of improving literacy and a basic introduction to media issues. The facilities are also used to introduce so-called silver surfers to basic computer skills and to the internet. We have found that our slightly older readers would prefer to have an introduction to these skills from a newspaper with whom they have a relationship of trust rather than going to local authority-funded colleges of further education.

The Birmingham Evening Mail's 'Why My Child' appeal has raised nearly £650,000 from readers and is well on the way to achieving its target of £1 million in 2005. The Welsh Daily Post's campaign to build a hospice for children in North Wales raised over £2 million, and reached its successful conclusion when Ty Gobaith Children's Hospice opened in November 2004. Chronicle Newspapers 'Miles for Smiles' continues to provide holidays for disabled and underprivileged children. The Liverpool Echo has launched its 'Bully Buster' anti-bullying helpline for parents and children in conjunction with the local authority and the Merseyside TUC.

The Evening Telegraph 'Snowball' appeal, in conjunction with Mercia FM, has raised over £2 million and the paper continues to support the Myton Hospice Appeal in Coventry. The Evening Gazette's 'Tees Pride' campaign focuses its attention on the regeneration of Middlesborough and continued the theme with its 'Save our Steel' and 'Let the Boat Come In' campaigns.

In addition, most of our local titles continue with their 'Local Community Champion' and 'Young Achievers' awards, while the Daily Mirror's 'Pride of Britain Awards' are now in their seventh year.

Risks and opportunities

Trinity Mirror is not a multinational nor is it engaged in 'heavy' industry. It is not, therefore, exposed to some of the risks faced by those who operate in developing countries or at the sharp end of environmental exposure. The greatest exposure for the Group would, therefore, be a systems failure that led to a domestic failure of its environmental, health and safety or ethical policies. It is unlikely that a failure in any of these three areas would be catastrophic.

The Board believes that the Company's main exposure would be one of reputational damage. The procedure that the Company employs to control and manage these risks is through a regular review of its standards and systems and through training of relevant employees and managers.

The Company's Standards of Business Conduct are embedded within the culture of the Group. More recently the Company's health and safety policies and systems have been put under review and have been consolidated and codified. More attention is now being paid than in the past to environmental matters.

The Company believes that opportunities in these areas are, similarly, reputational. We believe that there are advantages to being seen as the employer of choice for those entering our industry, that decision having been made on an assessment, amongst many other things, of our corporate social responsibility programmes. Those programmes will also be key in the retention of staff. We also believe that there are obvious commercial advantages from being seen as a socially responsible company.

Comments to:

Paul Vickers
Secretary and Group Legal Director
Trinity Mirror plc
One Canada Square
Canary Wharf
London E14 5AP

Investor Relations report

Our aim is to provide information to shareholders, non-holders and the financial market with clarity and openness on a regular and on-going basis in order to assist in the investment decision process.

To that end we continually look at our own procedures to make improvements in line with current best practice. During 2004 we conducted a review of all investor communication and the result was the implementation of a number of changes.

We appointed an Investor Relations (IR) Manager to take responsibility for day-to-day IR activity and to assist with the planning of our investor communication strategy.

During 2004 we appointed joint brokers – Cazenove and Morgan Stanley – to help improve our understanding and monitoring of market changes and sentiment. The review also highlighted the need to refresh our corporate website and that work has now been completed.

We actively encourage engagement with our shareholders and value their feedback on all our communication channels.

Key activities during 2004

In 2004 the focus of our IR programme was on institutional investors and analysts.

The investor programme involved a total of 96 meetings with institutional investors. The majority of the meetings were with existing shareholders, half of which held less than 3%.

Half of the investors who met with management on a one-on-one basis were based in England and Wales. Management also met with US, Scottish and German investors. The 10 largest shareholders typically met with senior management twice during the year.

In 2004 three new sell-side analysts initiated coverage of Trinity Mirror and at the end of the year a total of 10 sell-side analysts covered the Group. The sell-side analyst programme included one-on-one conference calls at trading updates, group presentations at results meetings as well as a number of ad-hoc one-on-one meetings.

During the second half of the year a series of informal meetings were held with analysts. No new financial information was given but the aim was to deepen the relationship between the analysts and senior management.

A total of 50 sell-side analyst meetings were held in 2004 with an average of four meetings with each investment house.

Share price

Trinity Mirror share price and traded volumes – January to December 2004


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Share price (p)
5,000
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4,000
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Traded volumes (000's)
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Average weekly volumes
Average weekly share prices

Trinity Mirror vs. FTSE All Share Media & Entertainment – January to December 2004 (rebased to 100).


130
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115
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105
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95
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80
Share price (p)
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Trinity Mirror
Sector

Key dates in 2005

3 March	Preliminary results 2004
1 April	Annual report published
4 May	Ex-dividend date
5 May	Annual General Meeting
6 May	Final record date
10 June	Payment of final dividend
30 June	Trading statement (first half 2005)
28 July	Interim results (first half 2005)
5 October	Ex-dividend date
7 October	Interim record date
1 November	Payment of interim dividend
15 December	Trading statement (second half 2005)

Dividend policy

Our policy is to increase dividends progressively while maintaining dividend cover of at least 2x.

Key contacts

Sly Bailey, Chief Executive
Vijay Vaghela, Group Finance Director
Paul Vickers, Secretary and Group Legal Director
Nick Fullagar, Director of Corporate Communications
Josefina Tallqvist, Investor Relations Manager

www.trinitymirror.com

Board of Directors


A
B
C
D
E
F
G
H
I
J

A. Sly Bailey (43)
Chief Executive

Sly joined the Board in February 2003. She started her media career in advertising sales at the Guardian and then The Independent. She joined IPC Media Limited in 1989 as Head of Classified Advertising Sales and joined its Board in 1994 as Advertising Director. She was appointed Managing Director of IPC tx, the TV listings division, in 1997. She was appointed Chief Executive of IPC Media Limited in December 1999 and subsequently led the sale of the business to AOL Time Warner. She is also a non-executive director at EMI and was previously a non-executive director of Littlewoods Plc. She is also President of NewstrAid, a charity for the distribution and retail trade.

B. Peter Birch CBE (67)
Senior Independent Director

Peter joined the Board in March 1998 and was Chairman of Trinity until September 1999. He started his commercial career at Nestlé and then moved to Gillette, eventually becoming Managing Director, Gillette UK. He then joined Abbey National where he served as Chief Executive between 1984 and 1998. He is currently Chairman of Land Securities PLC and Kensington Group plc. He is a director of Travelex plc, Sainsbury's Bank plc and Dah Sing Financial Holdings Limited. He is also an adviser to N M Rothschild & Sons Limited and Cambridge Place Investment Management LLP.

C. Sir Victor Blank (62)
Chairman

Sir Victor joined the Board in 1999 having been Chairman of Mirror Group since July 1998. Having originally qualified as a solicitor, Sir Victor became a partner at Clifford Turner (now Clifford Chance) in 1969. In 1981 he joined the merchant bank Charterhouse as Head of Corporate Finance, subsequently becoming Chief Executive and Chairman and a director of the Royal Bank of Scotland Group plc. He is currently Chairman of GUS plc.

He serves on the Council of Oxford University and is Chairman of the charity Wellbeing. He is a member of the Financial Reporting Council.

D. Sir Angus Grossart (67)
Non-Executive Director

Sir Angus joined the Board in September 1999 having previously been a director of Mirror Group since 1998. Having qualified as both a chartered accountant and an advocate, he practised for some years at the Scottish bar. He founded and now chairs the merchant bank Noble Grossart. He is vice chairman of The Royal Bank of Scotland Plc and a director of Scottish and Newcastle Plc. He is a former Chairman of the National Galleries of Scotland and is a trustee of the National Heritage Memorial Fund. He has been a director of a wide range of public companies in the UK, Canada and the United States, involved in investment, insurance, construction, property, media and other sectors.

E. Gary Hoffman (44)
Non-Executive Director

Gary joined the Board in March 2005. He was appointed Chief Executive of Barclaycard in 2001 and joined Barclays' Main Board in January 2004. Gary began his career in Barclays in 1982 and held various positions until he was appointed Managing Director, Marketing and Distribution in 1998. Before joining Barclaycard, Gary was responsible for the launch of internet banking as well as setting up Barclaycall, the telephone banking service. He is a member of the International and European Board of Visa.

F. Penny Hughes (45)
Non-Executive Director

Penny joined the Board in September 1999 having been a director of Mirror Group since 1997. Penny started her career at Procter & Gamble and the Milk Marketing Board, before joining Coca-Cola where she rose to be President of Coca-Cola Great Britain and Ireland. She currently serves as a non-executive director on the Boards of Vodafone Group Plc and Reuters Plc and has an international career serving on both the Board of Skandinaviska Enskilda Banken and The Gap Inc. She was formerly the Chairman of Web Angel Plc and has sat on the Board of Next Plc, Berisford Plc and The Body Shop International Plc. Penny has particular expertise in marketing and has developed experience in many human resource areas including leadership development, motivation and retention.

G. David Marlow (69)
Non-Executive Director

David joined the Board in 1992. Originally qualified as a chartered accountant, he served with 3i between 1960 and 1992 and became Chief Executive. He was previously a director of Brixton Plc, Brunner Mond Holdings Plc and Chairman of Deutschland Investment Corporation Inc. He is a member of the Solicitors' Disciplinary Tribunal and a former member of the South Bank Board and of the Council of King Edward VII Hospital, Midhurst.

H. David Ross (39)
Non-Executive Director

David joined the Board in February 2004. He qualified as a chartered accountant with Arthur Andersen & Co. He co-founded and is currently Deputy Chairman of The Carphone Warehouse, Europe's leading mobile communications retailer. He took a lead role with The Carphone Warehouse IPO in July 2000. He is Chairman of National Express Group Plc, holds non-executive directorships at Wembley National Stadium Limited and Big Yellow Self Storage Plc and is a council member of Sports England.

I. Vijay Vaghela (38)
Group Finance Director

Vijay qualified as a chartered accountant and worked in private practice with Deloitte. He joined Mirror Group in 1994 as Internal Auditor. He was subsequently Group Treasurer and then Director of Accounting and Treasury. He was appointed Group Finance Director in May 2003.

J. Paul Vickers (45)
Secretary and Group Legal Director

Paul joined the Board in September 1999 having been a director of Mirror Group since 1992. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News, which he left to join the breakfast television company TV-am where he subsequently became Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

The Executive Committee



From left to right
Sly Bailey
Rupert Middleton
Tony Pusey



From left to right
Georgina Harvey
Paul Vickers
Nick Fullagar



From left to right
Vijay Vaghela
Ellis Watson
Humphrey Cobbold

Sly Bailey
Chief Executive
Sly joined the Company in February 2003. She started her media career in advertising sales at the Guardian and then The Independent. She joined IPC Media Limited in 1989 as Head of Classified Advertising Sales and joined its Board in 1994 as Advertising Director. She was appointed Managing Director of IPC tx, the TV listings division, in 1997. She was appointed Chief Executive of IPC Media Limited in December 1999 and subsequently led the sale of the business to AOL Time Warner. She is also a non-executive director at EMI and was previously a non-executive director of Littlewoods Plc. She is also President of NewstrAid, the industry charity for the distribution and retail trade.

Vijay Vaghela
Group Finance Director
Vijay qualified as a chartered accountant and worked in private practice with Deloitte. He joined Mirror Group in 1994 as Internal Auditor. He was subsequently Group Treasurer and then Director of Accounting and Treasury. He was appointed Group Finance Director in May 2003.

Paul Vickers
Secretary and Group Legal Director
Paul joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News which he left to join the breakfast television company TV-am where he subsequently became Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

Humphrey Cobbold
Director of Strategic Development
Humphrey joined Trinity Mirror as Director of Strategic Development in June 2003. He has responsibility for corporate finance and strategy and manages two of the Group's specific businesses – Sports and Magazines & Exhibitions. He acts as Trinity Mirror's Board member of fish4, the online classified business, where he will be Chairman during 2005/6. Prior to joining Trinity Mirror, Humphrey had been a partner at management consulting firm McKinsey & Co. for six years.

Nick Fullagar
Director of Corporate Communications
Nick joined Mirror Group as a reporter for the Daily Mirror in 1980. He is responsible for Group communications, including investor and public relations. He was appointed to the Executive Committee in 2002.

Georgina Harvey
Managing Director, Regional Newspapers
Georgina joined the Company in February 2005. She started her media career at Express Newspapers where she was appointed Advertising Director in 1994. She joined IPC Media in 1995 as Group Advertising Sales Director for SouthBank and went on to form IPC Advertising in 1998, where she was Managing Director. Georgina became a member of the Board of IPC Media in 2000 and was subsequently appointed Managing Director of Wallpaper Group in 2003.

Rupert Middleton
Director of Manufacturing
Rupert joined Trinity Mirror as Group Director of Manufacturing in March 2004. He is responsible for developing an integrated manufacturing division. Prior to joining Trinity Mirror, Rupert was previously Managing Director of a division within The Stationery Office (TSO).

Tony Pusey
Group Information Technology Director
Tony was appointed Group IT Director in December 2000. Prior to joining Trinity Mirror, he was Group CIO and Business Change Director at Storehouse plc which incorporates BHS and Mothercare.

Ellis Watson
Managing Director, National Newspapers
Ellis joined Trinity Mirror as General Manager of UK Nationals in May 2003. Previously Ellis was Managing Director of Celador International. Before this he spent 10 years with News International where, for the majority of the time, he was Marketing Director for the tabloid newspapers. Ellis is also Chairman of the Newspaper Publishers' Association.

Corporate Governance

The Board is committed to maintaining high standards of Corporate Governance. This statement, together with the Directors' Report and the Remuneration Report set out on pages 52 to 61, describes how the Company has applied the relevant principles of the July 2003 FRC Combined Code.

The Board believes that the Company complies with most of the Code. Any exceptions are fully explained.

The Board

The Board is responsible and accountable for the Group's operations. The Board has a formal schedule of matters reserved to itself, including the Group's strategic plans, acquisitions or disposals, capital expenditure, all financing matters, annual operating plan and budget and the Group's operating and financial performance.

The Board meets regularly and a schedule of attendance is shown on page 51.

The Board also delegates specific responsibilities to Committees, each of which has clear written Terms of Reference, as described below.

In 2003 the Board appointed Leonard Hull International to conduct a formal evaluation of its performance. However, the Board did not believe that it was necessary to use external resources to review its performance during 2004 but chose to evaluate its own performance and that of its Committees through an extensive questionnaire sent to each director. The questionnaires were reviewed by the Chairman and Secretary and Group Legal Director, and a report of findings distributed to each director.

Following a Corporate Governance review in 2003 it was agreed that all non-executive directors should serve as members of the Nominations, Audit and Remuneration Committees. The Board believes that an increasing amount of work is undertaken by these Committees and that a non-executive director can only properly fulfil his or her responsibilities if they are present during committee meetings and are able to follow the detail of discussion and debate held at those meetings. Similarly the Chairman, in addition to chairing the Nominations Committee, is a full member of the Remuneration Committee and attends meetings of the Audit Committee at the invitation of its Chairman.

As a result of this policy some would say that the Company does not comply with certain parts of the Combined Code in that directors who may not be regarded externally as independent serve on the Remuneration Committee. After a full year of working with this structure the Board believes that the benefits derived from the wider participation of non-executive directors on the Board committees justifies this 'non-compliance' and proposes to continue with this practice.

Directors

There are currently nine directors: Chairman, Sir Victor Blank; Chief Executive, Sly Bailey; Senior Independent Director, Peter Birch; two other executive directors; and four other non-executive directors. The directors' biographies are set out on page 45 and illustrate the directors' breadth of experience, which should ensure an effective Board to lead and control the Group.

The division of responsibilities between the Chairman and the Chief Executive has been set out in writing and approved by the Board.

The non-executive directors are appointed for an initial term of three years and may be invited to serve subsequent terms. Before a non-executive director is proposed for re-election by shareholders, the Nominations Committee meets to consider whether his or her performance continues to be effective and whether they demonstrate a commitment to the role. The committee meets at least once a year to review the performance of the Chairman.

The Board believes that all its non-executive directors are independent. David Marlow, who is Chairman of the Audit Committee, was first appointed as a director of the Company in 1992. Although Mr Marlow has served for more than nine years as a director, the Board still considers him to be independent as he demonstrates that independence at every Board meeting and meeting of the Audit Committee. Mr Marlow has, however, indicated that he will not stand for re-election when he retires at this year's AGM.

Sir Angus Grossart is non-executive Vice Chairman of the Royal Bank of Scotland, which is one of the Company's commercial bankers. As Sir Angus has no executive powers in either company and is not involved in the consideration of the commercial terms of the relationship, the Company does not believe that this connection affects his independence.

Gary Hoffman will join the Board after these accounts have been approved. He is the CEO of Barclaycard and an Executive Director of Barclays Plc. Although the Company has connections with Barclays, most of its relationships are in areas outside of Mr Hoffman's control and the Board does not believe that they will affect his independence. Mr Hoffman will join each of the Board's principal committees.

Every director is subject to re-election by shareholders every three years.

An assessment is made of any training needs on a director's appointment and the appropriate training provided.

All directors have access to the Company Secretary and, in the furtherance of their duties, may take independent professional advice if necessary at the Company's expense.

The Chairman has declared to the Company his other significant commitments, which are the Chairmanship of GUS plc. He is also Chairman of the charity WellBeing, on the Council of Oxford University and serves on various industry and government committees. The Board believes that he devotes sufficient time to the Company to properly and fully fulfil his responsibilities.

Audit Committee

The Audit Committee is chaired by David Marlow. Peter Birch, Sir Angus Grossart, Penny Hughes and David Ross are members. The Committee meets to review the Group's interim and annual financial statements before their submission to the Board, to review the appropriateness and effectiveness of the Group's internal controls, accounting policies and procedures and financial reporting, and otherwise as necessary. The Group has an internal audit function to enhance the rolling programme of review and improvement to the Group's internal controls.

The Group Finance Director, other directors, the Group's external auditors and the internal auditors, as appropriate, attend meetings of the Committee.

The Committee has formal written terms of reference which are published on the Company's website.

During the year the Committee, with the help of the Head of Internal Audit, devised a process under which it could review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process. A very extensive questionnaire was sent to the Audit Committee, other Board members and senior operational and finance managers across the Group. The results were analysed by the Head of Internal Audit and a full report was submitted for review by the Audit Committee. There were no adverse findings. The report as a whole, however, was discussed with the external auditor.

The Board has accepted the Committee's recommendation on a policy on the engagement of the external auditor to supply non-audit services.

Remuneration Committee

The Remuneration Committee is chaired by Penny Hughes. Sir Victor Blank, Peter Birch, Sir Angus Grossart, David Marlow and David Ross are also members. The Committee meets as required during the year to review the Company's general policy on executive remuneration, the application of the policy to the remuneration and benefits of the executive directors and to recommend and monitor the level and structure of remuneration for senior management.

The Remuneration Report (set out on pages 52 to 59) contains a more detailed description of the Company's policies and procedures for executive remuneration. The Chief Executive and the Company Secretary, as appropriate, attend meetings of the Committee but they do not participate in discussions on their own remuneration.

The Committee has formal written terms of reference which are published on the Company's website.

Nomination Committee

The Nomination Committee is chaired by the Chairman. All the non-executive directors and the Chief Executive are members. The Committee meets as required to select and propose to the Board suitable candidates of appropriate calibre for appointment as directors. The Committee would normally expect to use the services of professional external headhunters to help in the search for and selection of candidates. It followed this practice in the case of David Ross and Gary Hoffman.

The Committee has formal written terms of reference which are published on the Company's website.

Administration Committee

The Administration Committee consists of the Chief Executive, Group Finance Director and Secretary and Group Legal Director and meets as necessary to deal with administrative matters of a day-to-day nature.

Relations with shareholders

The Company encourages two-way communication with both its institutional and private investors and responds quickly to all queries received orally or in writing. The Chief Executive and the Group Finance Director meet regularly with analysts and institutional shareholders. At the Annual General Meeting all directors, including Committee Chairmen, are available for questions. Twice a year the Director of Corporate Communications, who also runs the Company's investor relations programme, produces a formal report for the Board giving details of comment and 'feedback' received from analysts and institutional investors. He is present during the Board discussion of this report.

In 2004 the Chairman wrote to the 26 largest institutional investors in the Company making it clear that he is available to see them to discuss any issues that they may wish to raise.

Accountability and audit

Operating and financial review

Through the detailed reviews of the performance and financial position in the Chief Executive's statement (page 10), and the Operating and Financial Review (page 16), together with the Directors' Report (page 60), the Board seeks to present a balanced and understandable assessment of the Group's position and prospects. The directors' responsibility for the financial statements is described on page 60.

Internal control

Internal financial control

The directors are responsible for the Group's established system of internal financial control. No system of internal financial control can provide absolute assurance against material misstatement or loss. Such a system is designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and designed to provide effective internal financial control are:

- *Management and organisational structure* – the existing organisational structure is considered appropriate to the size of the Group. This clearly identifies levels of delegated responsibility to operational management. The performance of senior management is regularly evaluated and individual employees' responsibilities are clearly defined and communicated.

- *Financial reporting* – part of the comprehensive management reporting discipline involves the preparation of detailed annual budgets by all operating units. These budgets are reviewed by the executive management and are ultimately summarised and submitted to the Board for approval. Weekly revenue and profit returns are received from all operating units followed by monthly management accounts, which are prepared promptly and reported against the approved budget. Consolidated monthly management accounts are prepared, including detailed profit analysis (with comparisons to budget, latest forecasts, prior year and consensus market opinion), and treasury report (including comparison to the Group's financial covenants), providing relevant, reliable and up-to-date financial and other information to the Board. Revised profit and cashflow forecasts for the current year are prepared and submitted to the Board at quarterly intervals during the year.

- *Investment appraisal* – the Group has a clearly defined framework for capital expenditure which is controlled centrally. Appropriate authorisation levels and limits beyond which such expenditure requires the prior approval of the Capex Committee consisting of the three executive directors and the Director of Group IT or, in certain circumstances, the Board, are clearly set. There is a prescribed format for capital expenditure applications which places a high emphasis on the overall Group strategy or logic for the expenditure, and demands a comprehensive and sound financial representation of the business case being put forward. All significant corporate acquisitions or investments are controlled by the Board or a Board sub-committee and are subject to detailed investment appraisal and performance of due diligence procedures prior to approval by the Board.

- *Functional reporting* – a number of the Group's key functions, including treasury, taxation, internal audit and risk management, litigation, IT strategy and development, environmental issues and insurance, are dealt with centrally. Each of these functions reports to the Board on a regular basis, through the Chief Executive, Group Finance Director or Secretary and Group Legal Director, as appropriate. The treasury function operates within the terms of clearly defined policy statements. The policy statements exist to ensure that the Group is not exposed to any unnecessary risk and that where appropriate there is hedging against foreign currency and interest rate risks. The Audit Committee reviews reports from management, the internal audit department and the external auditors to provide reasonable assurance that control procedures are in place and are being followed. Formal procedures have been established for instituting appropriate action to correct weaknesses identified from the above reports.

Risk management

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has remained in place throughout the financial year and up to the approval date of the Annual Report and Accounts. The process is subject to regular review by the Board directly and via the Audit Committee. This accords with the Turnbull guidance on Internal Control for directors.

Although the Board's overall responsibility for internal control is recognised, the positive contribution made by senior management to the establishment and ongoing development of risk management within the Group is acknowledged.

In reviewing the effectiveness of the Group's system of internal control, the Board has taken into consideration a number of key elements which include: financial and investment controls; management reporting; and the various review, steering, policy and Board committees.

The following illustrate how the risk management process and the system of internal control operated during the 53-week period ended 2 January 2005:

- *Group internal audit* – The Head of Internal Audit has reviewed the internal audit role and risk management processes during 2004, following Audit Committee approval of a new Internal Audit charter and strategy. The skills and experience of the team have been significantly upgraded and recruitment is underway to complete the strengthening of the function. Audit work is risk-based and has a focus on those areas which are critical to the achievement of business objectives.

- *Audit Committee* – The role of the Audit Committee includes the review, update and approval of the annual internal audit plan; provision of direction to the internal audit function, external auditors and management in the review of internal controls; alerting the Board to any emerging issues; and consideration of the draft papers prepared for the annual review of effectiveness of the risk management procedures adopted by the Company prior to being submitted to the Board for approval.

- *Risk Management Group* – The Risk Management Group is formed of the Executive Committee together with invited senior executives. The Secretary and Group Legal Director has co-ordinated the risk management activities of the Committee, working closely with members of the Internal Audit team.

  The objectives of the risk framework have been formally agreed and the action plans for all significant risks have been reviewed.

- *Divisional and Group functional key risks* – To enable consistent and focused monitoring, reporting, evaluation and management of significant Group risks, the Executive Committee owner of each key risk and the relevant senior managers have documented the plans, actions and initiatives which have taken place or are underway.

- *Year end compliance reporting* – A formal process exists for year-end risk management compliance reporting, requiring senior operating company, divisional and Group executive management to confirm their responsibilities for risk management and internal control. Ultimate compliance reporting is required of each and every Board member.

Steps have been taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to management's and the Board's attention. The Group's systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Further relevant information is included in the Corporate Responsibility Review, published on pages 34 to 40.

Corporate governance compliance statement

The Company has complied throughout the financial year with the provisions set out in the July 2003 FRC Combined Code, with the exception of the constitution of the Remuneration Committee.

Going concern basis

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Table of attendance

	Main Board	AGM	Audit Committee	Remuneration Committee[2]
Number of meetings in the year	9	1	4	2
Sly Bailey	9	1	4	2
Peter Birch	9	1	4	2
Sir Victor Blank	8	1	2	2
Sir Angus Grossart	7	1	3	1
Penny Hughes	6	1	3	2
David Marlow	9	1	4	2
Stephen Parker[1]	4	1	–	–
David Ross[1]	6	1	2	1
Vijay Vaghela	9	1	4	–
Paul Vickers	9	1	4	–

[1]David Ross was appointed to the Board on 24 February 2004 and Stephen Parker resigned from the Board on 26 July 2004.
[2]Much of the work of the Remuneration Committee was undertaken outside of formal Committee meetings. Decisions were taken by means of briefing notes and written resolutions. The Chairman, Penny Hughes, attended a large number of working group and review meetings.

Remuneration report

Unaudited information

The Remuneration Committee and the Board have striven over the last two years to ensure that the remuneration policy was fully consistent with and supportive of the main strategic objectives of the Group. Following Sly Bailey's appointment in 2003 she conducted a review of the Group and proposed the 'Stablise Revitalise Grow' strategy that we are currently following. To support the implementation of that strategy we believed that it was vital to move to much more of a performance culture within the Group and to that end devised a new long-term incentive programme which received shareholder approval at last year's AGM.

The aim of that programme is to provide a better link between management performance and reward, to make more efficient use of the Company's equity for reward purposes, and encourage executives to build and maintain a significant shareholding. Although the scheme has only been in place for one year, we believe that it has played a key part in helping the Group to achieve the results reflected in this Report and Accounts.

During 2004 we engaged New Bridge Street Consultants LLP (the Committee's principal advisors) to conduct an in-depth review of the total remuneration package (and its make-up) paid to executive directors and senior executives of our comparator group of media stocks and also of the FTSE Mid-250. In setting the new salaries of the executive directors and members of the Executive Committee for 2005, however, the work undertaken by New Bridge Street was simply used as a tool and did not itself lead to the setting of salaries. The Committee is conscious of and keen to avoid the 'ratchet' effect that can be created by an over-reliance on such comparative work.

Remuneration Committee

The Remuneration Committee consists of Penny Hughes (Chairman), Sir Victor Blank, Peter Birch, Sir Angus Grossart, David Marlow and David Ross.

The Committee is composed of Board directors and has been established with formal terms of reference approved by the Board. The Committee has authority to determine the appropriate remuneration, benefits and employment conditions for the executive directors. The Committee also monitors the level and structure of remuneration for senior management. The Committee sets the remuneration of the Chairman (the Chairman does not participate in any discussion of his remuneration).

The Committee fulfils its duties with a combination of both formal meetings and informal consultation with relevant parties internally, including the Chief Executive, the Secretary and Group Legal Director and the Director of Group HR. Its principal external advisors are New Bridge Street Consultants, who were appointed by the Committee but who also provide remuneration advice to the Company. New Bridge Street have provided consulting advice in relation to share-based payments for IFRS purposes.

Remuneration policy

The aim is to provide remuneration packages to ensure that directors are rewarded competitively in relation to other relevant companies, in particular to the comparator group listed on page 53. The Company's policy is to provide remuneration of a median level for median performance and at an upper quartile level for upper quartile performance. The Company has sought to alter the balance of the 'package' for senior executives so that a greater percentage of the total is directly related to performance.

The main components of each remuneration package are basic annual salary and benefits, an annual bonus scheme based on performance, share-based incentives and pensions.

In order to fully align the interests of executive directors with the interests of shareholders, a significant proportion of directors' remuneration is performance-related through the use of annual bonus and share-based incentive schemes.

Basic annual salary

Basic salaries are reviewed annually by the Committee and are set relative to comparable jobs in selected relevant companies drawn from the comparator list below.

Annual bonus

The Company operates an annual performance-related bonus scheme for a number of executives, including executive directors. This provides for annual cash bonuses up to a maximum of 75% of base salary for Messrs Vaghela and Vickers and 100% for Sly Bailey. Members of the Executive Committee participate in the scheme with maximum potential of either 50% or 75%. These payments do not form part of pensionable salary.

In 2004 the executive directors' targets were linked to growth in operating profit and in excess of budget, the achievement of certain cost saving targets, the increase in operating margins in the Regional division and the achievement of certain circulation targets for the Daily Mirror. The first three elements were satisfied in full but no payment was made for the fourth element.

Executive Committee members had targets of a similar nature but reflecting their direct operational responsibilities. The targets for 2005 are not being disclosed at this stage for reasons of commercial sensitivity but the structure of the targets is broadly similar to those for 2004.

The Committee considers that the performance conditions applying to the annual bonus scheme are relevant and stretching and that this results-driven approach is in the interests of shareholders. The details of bonuses earned by executive directors in the period are shown in the table on page 57.

The 'Media basket' comparator Group

Aegis	Informa
BSkyB	Johnston Press
Capital Radio	Pearson
Chrysalis	Reed Elsevier
Daily Mail and General Trust	Reuters
EMAP	SMG
EMI	Taylor Nelson Sofres
HIT Entertainment	United Business Media
ITV	WPP Group

Long Term Incentive Plan 2004 (LTIP)

The 2004 LTIP was approved by shareholders at the AGM in 2004. Under this scheme the Remuneration Committee can recommend the grant of awards of shares to any eligible employee. Awards may take the form of either Performance Shares or Matching Shares.

In any financial year an employee may be granted an award over Performance Shares, the final vesting of which is subject to continued employment within the Group and satisfaction of a performance condition, as set out in the table below.

Similarly, in any financial year an eligible employee may be granted an award over Matching Shares which are linked to the investing by an employee of all or a portion of his or her annual post tax bonus (subject to a maximum to be determined by the Remuneration Committee from time to time) in the Company's shares (Deposited Shares). The ratio for Matching Shares is based on the gross (pre-tax) equivalent value of the Deposited Shares.

Awards of Performance and Matching Shares may only be granted within 42 days following the announcement by the Company of its results for any period or the expiry or removal of any restrictions imposed on the Company which may have previously prevented an award from being granted.

For Performance Shares the normal maximum award would be an award over shares not exceeding 100% of that person's base annual salary. However, to facilitate the recruitment of a particular eligible employee that higher figure is increased to 200% of base annual salary. The highest awards in 2004 were 80% of base annual salary, which were made to the executive directors.

For the awards made in 2004 the vesting of Performance Shares is conditional upon the achievement of two distinct performance conditions. Up to 50% of an award can vest if earnings per share (EPS) growth exceeds a range of targets above inflation and the remaining 50% can vest if targets measuring the Company's total shareholder return (TSR) against the performance of the comparator group are met. The targets are set out on page 54.

For awards made in 2004 the percentage of Performance Shares over which an award will vest was as follows:

50% of an Award of Performance Shares

Company's EPS growth over the performance period	Percentage of shares vesting
Below RPI + 4% p.a.	0%
RPI + 4% p.a.	30%
RPI + 5% p.a.	50%
RPI + 6% p.a.	70%
RPI + 7% p.a.	80%
RPI + 8% p.a.	90%
RPI + 9% p.a.	100%
Performance between the various steps	Pro-rata

50% of an Award of Performance Shares

Rank of the Company's Total Shareholder Return (TSR) against comparator companies	Percentage of shares vesting
11th to 19th (below median)	0%
10th median	30%
9th	45%
8th	60%
7th	70%
6th	80%
5th	90%
1st to 4th (upper quintile and above)	100%

The number of Matching Shares over which an award will vest will be a multiple of the number of Gross Deposited Shares. Matching Share awards made in 2004 will vest as follows:

Company's EPS growth	Matching Ratio (Matching Shares: Gross Deposited Shares)
Below RPI + 4% p.a.	0
RPI + 4% p.a.	0.6:1
RPI + 5% p.a.	1:1
RPI + 6% p.a.	1.4:1
RPI + 7% p.a.	1.6:1
RPI + 8% p.a.	1.8:1
RPI + 9% p.a.	2:1
Performance between the various steps	Pro rata

The performance period for awards over both Performance Shares and Matching Shares is a single three-year period beginning on the first day of the financial year in which the award is granted and ending three years later. An award will lapse at the end of the performance period to the extent the performance conditions have not been satisfied.

A shareholding expectation was placed on the executive directors in conjunction with the LTIP. Within five years of the AGM in 2004 or of the date of first appointment, senior executives are expected to build a holding in the Company's shares equal to the following value of their salaries:

- Chief Executive: 150% of her salary
- Other executive directors: 100% of their salaries
- Members of the Executive Committee: 30% or 50% of their salary depending on the level of their bonus potential.

If these targets are not met, a restriction will be placed on the disposal of shares that vest to them under the LTIP.

Share option schemes

The Company operates an Inland Revenue-approved savings-related share option scheme. The scheme is open to all employees, including executive directors.

Although the new LTIP is now in place, this report is required to set out the detail of the existing share option scheme under which the Executive Directors hold options. However, no further grants will be made under this scheme.

2000 Executive Share Option Scheme

Options are exercisable between three and ten years from the date of grant subject to the satisfaction of performance conditions. No options are exercisable unless the Company's earnings per share growth exceeds inflation, measured by reference to the Retail Prices Index, plus an average of 2% per annum over a period of three years. 50% of each grant of an option to each individual is subject to a total shareholder return comparison against the FTSE Mid-250 index of companies on the date of grant. The other 50% is subject to a comparison of total shareholder return with a group of about 20 other media companies, broadly similar to the list on page 53. No vesting will take place on either measure unless the Company's ranking is at least median. For executive directors and other senior executives options to the value of 75% of base annual salary become exercisable at median performance with a sliding scale to full vesting at 20th percentile performance. If the performance criteria are not fully satisfied after three years then they can be retested over a period of four, five and six years from the date of grant.

These performance conditions were chosen because they were felt to most closely align the interests of senior executives with the interests of shareholders, by rewarding executives for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE Mid-250 as a whole, while at the same time requiring above-inflation growth in the underlying business. The calculation of total shareholder return is performed independently by New Bridge Street Consultants.

Each of the executive directors holds options under this scheme as set out in the table on page 57.

Directors' pension arrangements

Paul Vickers participates in the main Trinity contributory occupational pension scheme as well as the non-contributory Trinity Mirror Plc Retirement Plan, which together provide final salary-based pensions on retirement at age 60 of up to 2/3 of his pensionable earnings subject to Inland Revenue limits. Vijay Vaghela is a member of the MGN Pension Scheme. This scheme accrues at 1/60th per year of service of salary up to the Inland Revenue earnings cap. It is a contributory scheme. A spouse's pension is also payable on death and a lump sum is payable if death occurs in service. Vijay Vaghela and Paul Vickers are subject to the Inland Revenue cap and receive an annual cash sum equivalent to 30% of salary in excess of the cap.

Sly Bailey receives an annual cash sum to use for pension purposes that is equivalent to 33% of her base salary.

Contracts of service

Each of the executive directors has a service contract with the Company which can be terminated by either party giving one year's written notice. If any executive director leaves service at the request of the Company (other than for gross misconduct) they will be entitled to receive predetermined compensation equal to 12 months' base salary and pension loss. Sly Bailey's contract specifies that if the Company terminates her contract after six months of any financial year the prescribed sum will include an amount equivalent to her pro-rata bonus entitlement for that period.

Paul Vickers's contract is dated 28 April 2000, Sly Bailey's is dated 9 December 2002 and Vijay Vaghela's is dated 18 April 2003.

Current basic salaries of the executive directors after the most recent salary review are: Sly Bailey £620,000, Vijay Vaghela £380,000 and Paul Vickers £345,000.

Policy on external appointments

The Company acknowledges that its directors are likely to be invited to become non-executive directors of other companies. The Committee believes that these non-executive duties can broaden the directors' knowledge and experience to the benefit of the Company. Executive directors are, therefore, with the Board's permission, allowed to accept one such appointment, as long as there is no conflict of interest, and to retain any fees.

Sly Bailey is a director of EMI plc for which she receives an annual fee of £50,000. Neither Vijay Vaghela or Paul Vickers currently have external directorships.

Audited information

Directors' pension entitlements

The following directors were members of defined benefit schemes provided by the Company during the year. Pension entitlements and corresponding transfer values increased as follows during the year.

2004 disclosure of directors' pensions costs

	Accrued pension at 28 Dec 03 £000	Transfer value at 28 Dec 03[2] £000	Real increase/ (decrease) in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in accrued pension (less director's contributions)[3] £000	Increase in transfer value (less director's contributions)[4] £000	Accrued pension at 2 Jan 05[1] £000	Transfer value at 2 Jan 05[2] £000
Stephen Parker[6]	144	1,750	4	8	46	169	78	1,930
Paul Vickers	13	112	4	4	28	43	17	161
Vijay Vaghela	12	62	2	3	3	26	18	94

Disclosure notes:

1. Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year, with the exception of Mr Parker whose accrual at 2 January 2005 is based on Pensionable Service to the date his Pensionable Service ceased, on 31 July 2004.
2. Transfer values have been calculated in accordance with guidance note GN11 issued by the actuarial profession.
3. The transfer value of the real increase in accrued pension over the year represents the incremental value to the director of their service during the year. It is based on the accrued pension increase less the director's contribution.
4. The increase in the transfer value from 28 December 2003 to 2 January 2005 includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stock market movements, and is net of the director's contribution.
5. Voluntary contributions paid by directors and resulting benefits are not shown.
6. Mr Parker left Pensionable Service on 31 July 2004 and took early retirement on 1 November 2004. He elected to take a tax free cash sum of £483,323 in lieu of part of his entitlement. Total pension payments of £13,070 were made in the period 1 November to 2 January 2005. The total change in transfer value adjusted to take account of these payments would be £665,000. His residual pension is £78,418 per annum at 2 January 2005.

The above disclosure of directors' pensions is in line with the latest Companies Act 1985 requirements. The figures for each director give the accrued pension entitlement to which each director would have been entitled had they left service at the end of 2004 (and the equivalent figure for the preceding year and the increase in accrued pension over the year). Also disclosed is the transfer value of the accrued pension at the end of 2004 (and the preceding year) and the increase in the transfer value during the year (net of directors' contributions). The transfer values represent a liability of the pension schemes – they are not sums due to be paid to the directors.

The Committee has not yet formulated its response (if any) to the proposed tax simplification regime for pensions.

Non-executive directors

The remuneration of non-executive directors is determined by the Board. No director plays a part in any discussion about his or her own remuneration. The current remuneration consists of annual fees of £40,000 for each non-executive director. The Chairman, Senior Independent Director and Committee Chairmen receive additional remuneration for providing these services to the Company, effective 1 July 2004.

	£
Chairman	160,000
Senior Independent Director	20,000
Chairman of Audit Committee	15,000
Chairman of Remuneration Committee	10,000

Noble Grossart Limited receive a fee of £10,000 per annum for Sir Angus Grossart's service as Chairman of Scottish Daily Record and Sunday Mail Limited.

The Chairman and non-executive directors do not have service contracts and cannot participate in the annual bonus scheme or the executive share option schemes.

The Board now expects that non-executive directors will acquire shares equal in value to one times their annual fee during a period of three years from the AGM in 2004 or from the date of their appointment if later.

The aggregate remuneration of the directors of the Company was as follows:

	Basic salary £000	Annual bonuses £000	Taxable benefits[3] £000	Compensation* £000	Fees £000	**Total excluding pensions 2004 £000**	Total excluding pensions 2003 £000	**Pension contributions 2004 £000**	Pension contributions 2003 £000
Executive directors									
Sly Bailey	550	495	11	–	–	**1,056**	926	**181**	151
Stephen Parker	204	–	12	538	–	**754**	458	**64**	92
Vijay Vaghela	325	219	11	–	–	**555**	263	**78**	36
Paul Vickers	335	226	21	–	–	**582**	469	**104**	96
Philip Graf	–	–	–	–	–	**–**	383	**–**	108
Mark Haysom	–	–	–	–	–	**–**	539	**–**	25
Joe Sinyor	–	–	–	–	–	**–**	487	**–**	3
Non-executive directors									
Peter Birch	–	–	–	–	60	**60**	60	**–**	–
Sir Victor Blank	–	–	–	–	188	**188**	175	**–**	–
Sir Angus Grossart	–	–	–	–	45	**45**	40	**–**	–
Roger Harrison	–	–	–	–	–	**–**	11	**–**	–
Penny Hughes	–	–	–	–	45	**45**	40	**–**	–
David Marlow	–	–	–	–	47	**47**	40	**–**	–
David Ross	–	–	–	–	31	**31**	–	**–**	–
Total	**1,414**	**940**	**55**	**538**	**416**	**3,363**	3,891	**427**	511
Total 2003	1,742	793	81	909	366	3,891	–	511	–

*For loss of office or additional remuneration on appointment, as appropriate.

1. The fees for the services of Sir Angus Grossart as non-executive director and as Chairman of Scottish Daily Record and Sunday Mail Limited are invoiced by Noble Grossart Limited.
2. Stephen Parker resigned as a director on 26 July 2004 and as an employee on 31 July 2004. In accordance with his contract of employment he was paid a total of £538,000 which was made up of the prescribed sum (base salary and pension loss for 12 months) and compensation for any other claim he may have had in connection with the termination of his employment.
3. Taxable benefits include private health insurance together with the use of a company car and fuel, or car allowance.

Interest in shares

The following directors held options to purchase shares under a number of the Group's share option schemes:

Directors' activity 29 December 2003 – 2 January 2005

Name	Note	Option price	Balance 29 December 2003	(Exercised)/ granted in year	Lapsed in year	Balance 2 January 2005	Exercise between
Executive Share Options							
Sly Bailey	4	395.5p	505,689	–	–	505,689	Feb 2006 to Feb 2013
Stephen Parker	1	352.7p	28,300	(28,300)	–	–	Jan 1999 to Jan 2006
	3	524.5p	21,687	–	(21,687)	–	Apr 2002 to Jul 2004
	4	544.0p	77,205	(57,363)	(19,842)	–	May 2003 to Jul 2005
	4	452.5p	137,016	(137,016)	–	–	Apr 2004 to Jul 2005
	4	470.5p	131,774	–	–	131,774	Aug 2004 to Jul 2005
	4	488.6p	130,065	–	(130,065)	–	Aug 2006 to Aug 2013
Vijay Vaghela	4	544.0p	10,951	–	–	10,951	May 2003 to May 2010
	4	452.5p	14,751	–	–	14,751	Apr 2004 to Apr 2011
	4	470.5p	16,737	–	–	16,737	Apr 2005 to Apr 2012
	4	488.6p	102,333	–	–	102,333	Aug 2006 to Aug 2013
Paul Vickers	2	436.0p	49,894	(49,894)	–	–	Mar 2000 to Mar 2004
	4	544.0p	113,970	–	–	113,970	May 2003 to May 2010
	4	452.5p	140,441	–	–	140,441	Apr 2004 to Apr 2011
	4	470.5p	135,069	–	–	135,069	Apr 2005 to Apr 2012
	4	488.6p	133,319	–	–	133,319	Aug 2006 to Aug 2013

Notes:
1. No performance conditions attached.
2. Originally Mirror Group Plc, 'rolled over' on merger – performance conditions deemed to have been satisfied.
3. Performance Conditions attached, Trinity 1997 scheme.
4. Performance Conditions attached, Trinity Mirror 2000 scheme.

Exercise between dates is the first possible exercise date – this does not mean that the options are exercisable as performance conditions were not necessarily met.

The share price on 10 March 2004 when Paul Vickers exercised his executive options was 600.00p making a gain of £81,826.16. The share price on 11 June 2004 when Stephen Parker exercised his executive options was 655.50p making a gain of £85,692.40. The share price on 10 September 2004 when Stephen Parker exercised his executive options was 633.00p making a gain of £298,366.95.

The aggregate gain made by directors before withholding deductions on the exercise of share options in 2004 was £465,885 (2003: £709,897).

LTIP

	Performance Share awards		Matching Share awards		Deposited Shares		
Number of shares	Granted in year	Lapsed in year	Granted in year	Lapsed in year	Purchased in year	Withdrawn in year	Nominal vesting date
Sly Bailey	70,673	–	108,896	–	32,124	–	3 Jun 2007
Stephen Parker	41,954	41,954	13,612	13,612	4,015	4,015	3 Jun 2007
Vijay Vaghela	41,761	–	30,116	–	8,884	–	3 Jun 2007
Paul Vickers	43,002	–	20,418	–	6,023	–	3 Jun 2007

Savings related options	Option price	29 December 2003	Granted in year	Exercised/ lapsed in year	2 January 2005	Exercisable between
Stephen Parker	330.0p	1,534	–	(1,534)		Jan 2004 to Jul 2004
	428.0p	1,813	–	(1,813)		Aug 2005 to Feb 2006
Paul Vickers	314.0p	3,009	–	–	3,009	Dec 2005 to May 2006
Vijay Vaghela	428.0p	2,365	–	–	2,365	Aug 2005 to Feb 2006
	314.0p	1,203	–	–	1,203	Dec 2005 to May 2006

The share price on 15 March 2004 when Stephen Parker exercised his SAYE options was 583.5p making a gain of £3,888.69.

Beneficial interests

The lowest price of the shares during the year was 542p as at 26 March 2004 and the highest price was 670p as at 4 October 2004. The share price as at 31 December 2004 (last business day) was 636p.

The interests of the directors, all of which are beneficial, in the ordinary shares of the Company are shown below:

	2 January 2005	28 December 2003
Executive directors		
Sly Bailey[1]	**51,505**	19,381
Vijay Vaghela[1]	**15,039**	6,155
Paul Vickers[1]	**33,886**	27,863
Non-executive directors		
Peter Birch	**10,702**	10,702
Sir Victor Blank (Chairman)	**30,000**	30,000
Sir Angus Grossart	**–**	–
Penny Hughes	**1,275**	1,275
David Marlow	**25,000**	25,000
David Ross	**2,873**	–

[1] Total includes the following holdings of Deposited Shares in the LTIP: Sly Bailey 32,124, Vijay Vaghela 8,884, Paul Vickers 6,023.

As beneficiaries under the employee benefit trust, the directors are deemed to be interested in the shares held by the employee benefit trust which, at 2 January 2005, amounted to 90,855 ordinary shares.

There have been no changes in the interests of the directors in the ordinary shares of the Company since 2 January 2005, other than that David Ross has increased his holding to 3,428 shares as at 23 February 2005.

Performance graph (unaudited information)

Legislation requires a company's remuneration report to contain a graph illustrating its performance compared to an appropriate 'broad equity market index' over the past five years. As Trinity Mirror plc is currently a constituent of the FTSE Mid-250 Index, that index (minus Investment Trusts) is considered the most appropriate form of 'broad equity market index' against which the Group's performance should be graphed. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

Graph 1


130
120
110
100
90
80
70
60
Value (£)
1999
2000
2001
2002
2003
2004

Graph 1 shows the value, by the end of 2004, of £100 invested in Trinity Mirror on 31 December 1999 compared with £100 invested in the FTSE Mid 250 Index (excluding Investment Trusts). The other points plotted are the values at interim financial year-ends.

— Trinity Mirror (Total Return) — FTSE 250 (Total Return)

Graph 2


130
120
110
100
90
80
70
60
Value (£)
1999
2000
2001
2002
2003
2004

Graph 1 shows the value, by the end of 2004, of £100 invested in Trinity Mirror on 31 December 1999 compared with £100 invested in the FTSE Mid 250 Index (excluding Investment Trusts). The other points plotted are the values at interim financial year-ends.

— Trinity Mirror (Total Return) — FTSE 250 (Total Return)

Penny Hughes
Chairman of the Remuneration Committee

Directors' report

Statement of directors' responsibilities

Under the Companies Act 1985 the directors are responsible for the preparation of financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements on pages 64 to 93, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Principal activities and future development

The principal activity of the Group is the publication and printing of newspapers, primarily in the United Kingdom. The analyses of turnover and operating profit are included as note 3 to the financial statements. A review of the Group's business and activities during the period is contained in the statement of the Chief Executive on page 10, the operating review of each of the Group's principal businesses on pages 17 to 30 and the financial review on pages 31 to 33.

The Group's strategic intent is to create a more broadly based leading media and information group by growing organically, by acquisition and by developing opportunities for expansion in the new information markets. The directors will develop opportunities in print and electronic form.

Results and dividends

The profit for the 53 weeks to 2 January 2005 attributable to shareholders after taxation and minority interest was £144.0 million. The comparative for 2003 was a profit of £13.4 million. An interim dividend of 5.9p per share has been paid on ordinary shares. The directors now recommend a final dividend of 14.3p per share making a total dividend for the year of 20.2p per share. Payment of the recommended final dividend will be made on 10 June 2005 to shareholders registered at the close of business on 6 May 2005. The payment of these dividends requires £59.8 million (2003: £53.7 million), as disclosed in note 9 to the financial statements, leaving a profit of £84.2 million (2003: loss of £40.3 million) to be retained in the Group.

Charitable and political donations

During the year contributions for charitable purposes totalled £287,000 (2003: £181,000), principally to various charities connected or associated with the newspaper, printing or advertising industries and local charities serving the communities in which the Group operates. No direct political contributions were paid during the year (2003: nil).

The editorial stance of the Group's National titles, and in particular that of the Daily Mirror and the Daily Record, is politically left of centre and often supportive of the Labour Party. Although the Group does not make direct political donations, it has been in the best interests of the Daily Mirror and Daily Record to sponsor, on commercial terms, certain events in aid of the Labour Party. This is a practice that has been followed for many years. At the Company's AGM held in 2004, various of the Group's subsidiaries received authority from shareholders under the Political Parties, Elections and Referendums Act 2000 to make donations to political parties of up to £75,000 in aggregate per annum. In 2004 the Scottish Daily Record and Sunday Mail Limited paid £10,000 to the Scottish Labour Party to sponsor its annual dinner (2003 total: £10,000).

Employment policies

The Group pursues a policy of equal opportunities to all employees and potential employees. The Group has continued its policy of giving fair consideration to applications for employment made by disabled persons bearing in mind the requirements for skills and aptitude for the job. In the areas of planned employee training and career development, the Group strives to ensure that disabled employees receive maximum possible benefits, including opportunities for promotion. Every effort is made to ensure that continuing employment and opportunities are also provided for employees who become disabled. Within the limitations of commercial confidentiality and security, it is the policy of the Company to take views of employees into account in making decisions, and, wherever possible, to encourage the involvement of employees in the Group's performance. Group companies evolve their own consultative policies. Methods of communication used include advisory committee meetings, newsletters, bulletins, pension trustee reports and management briefings. The Group has operated a savings-related share option scheme since 1987 and all eligible employees are encouraged to participate.

Payment of suppliers

The Group has a supplier payment policy which provides for payment of all suppliers (other than those with agreed alternative terms) at the month end following the month of receipt of invoice. All companies within the Group are encouraged to make payments in accordance with those terms and conditions provided that the supplier has also complied with them.

At 2 January 2005, the Company had an average of 23 days' (2003: 33 days') purchases outstanding in trade creditors.

Share capital

Details of the movements in the Company's share capital are included as note 25 to the financial statements.

Substantial shareholdings

So far as is known the only persons interested in 3% or more of the ordinary shares of the Company at 14 February 2005 were:

	Number of shares	Holding in company
Barclays Bank plc	37,828,778	12.76%
Capital Group Companies Inc	29,875,938	10.08%
Aviva plc (Morley Fund Management Ltd)	17,722,553	5.97%
Fidelity International Ltd	17,650,322	5.95%
Tweedy, Browne Company LLC	13,960,967	4.71%
Legal & General Investment Management Ltd	11,764,638	3.97%
Standard Life Investments	11,731,465	3.96%

Directors' and officers' liability insurance

During the year, the Company has maintained cover for its directors and officers and those of its subsidiary companies under a directors' and officers' liability insurance policy, as permitted by section 310(3) of the Companies Act 1985.

Directors

The directors of the Company who served during the 53 weeks ended 2 January 2005 are listed below:

Executive
Sly Bailey
Stephen Parker (resigned 26 July 2004)
Vijay Vaghela
Paul Vickers

Non-executive
Sir Victor Blank
Peter Birch CBE
Sir Angus Grossart
Penny Hughes
David Marlow
David Ross (appointed 24 February 2004)

Their remuneration is summarised on page 57 in the remuneration report.

Gary Hoffman will be appointed a director on 3 March 2005 after these Report and Accounts have been approved.

In accordance with the Articles of Association, the directors are required to retire every three years. David Marlow retires and does not offer himself for re-election. Penny Hughes is also standing down at the AGM. Paul Vickers, who was last elected in 2003, voluntarily retires early and offers himself for re-election at the AGM. Gary Hoffman, who was appointed a director after the last AGM, retires as required by the Articles of Association and offers himself for re-election at the AGM.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company will be put to the Annual General Meeting.

By order of the Board

Paul Vickers
Secretary and Group Legal Director
3 March 2005

Independent auditors' report to the members of Trinity Mirror plc

We have audited the financial statements of Trinity Mirror plc for the 53 weeks ended 2 January 2005 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement, the reconciliation of movements in consolidated equity shareholders' funds, the holding company balance sheet and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 2 January 2005 and of the profit of the Group for the period then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
England
3 March 2005

Consolidated profit and loss account

for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	notes	Before exceptional items £m	Exceptional items (note 5) £m	Total 2004 £m	Before exceptional items £m	Exceptional items (note 5) £m	Total 2003 £m
Turnover	3	**1,141.7**	**-**	**1,141.7**	1,095.1	-	1,095.1
Net operating expenses		**(888.6)**	**(12.2)**	**(900.8)**	(882.6)	(112.0)	(994.6)
Group operating profit	2, 3	**253.1**	**(12.2)**	**240.9**	212.5	(112.0)	100.5
Share of results of associated undertaking		**1.3**	**-**	**1.3**	1.2	-	1.2
Total operating profit	4	**254.4**	**(12.2)**	**242.2**	213.7	(112.0)	101.7
Profit on disposal of motorcycle show business		**-**	**-**	**-**	-	-	-
Profit on disposals of subsidiary undertakings		**-**	**2.5**	**2.5**	-	0.1	0.1
Profit on ordinary activities before interest		**254.4**	**(9.7)**	**244.7**	213.7	(111.9)	101.8
Net interest payable	6	**(34.9)**	**-**	**(34.9)**	(38.3)	-	(38.3)
Other finance charges		**(2.7)**	**-**	**(2.7)**	(2.9)	-	(2.9)
Profit on ordinary activities before taxation		**216.8**	**(9.7)**	**207.1**	172.5	(111.9)	60.6
Tax on profit on ordinary activities	8	**(66.7)**	**3.7**	**(63.0)**	(52.1)	5.2	(46.9)
Profit on ordinary activities after taxation		**150.1**	**(6.0)**	**144.1**	120.4	(106.7)	13.7
Non-equity minority interest	22	**(0.1)**	**-**	**(0.1)**	(0.3)	-	(0.3)
Profit for the financial period		**150.0**	**(6.0)**	**144.0**	120.1	(106.7)	13.4
Ordinary dividends on equity shares	9			**(59.8)**			(53.7)
Retained profit (loss) for the financial period	27			**84.2**			(40.3)
Earnings per share (pence)	10						
Underlying earnings per share				**50.9**			41.1
Exceptional items				**(2.0)**			(36.5)
Earnings per share - basic				**48.9**			4.6
Earnings per share - diluted				**48.3**			4.6

Turnover and operating profit include the results of Wheatley Dyson & Son Limited which was disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal which were disposed of in January 2004. During the 53 weeks ended 2 January 2005 these businesses achieved turnover of £nil million (2003: £16.2 million) and operating profit of £nil (2003: £3.1 million).

All turnover and results arose from continuing operations.

Notes 1 to 31 form part of these financial statements.

Movements in reserves are set out in notes 26 and 27 to these accounts. There is no material difference between the reported profit and the historical cost profit on ordinary activities before taxation for the financial year or the preceding financial year.

Consolidated statement of total recognised gains and losses

for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	2004 £m	2003 £m
Profit for the financial period	**144.0**	13.4
Difference between actual and expected return on pension schemes' assets	**24.7**	55.1
Experience gains/(losses) arising on pension schemes' liabilities	**5.0**	(18.0)
Effects of changes in assumptions underlying the present value of pension schemes' liabilities	**6.4**	(154.7)
Deferred tax (liability)/asset associated with movement on pension schemes' deficits	**(10.8)**	35.3
Total recognised gains and losses relating to the period	**169.3**	(68.9)

Consolidated balance sheet

at 2 January 2005 (28 December 2003)

	notes	2004 £m	2003 £m
Fixed assets			
Intangible assets	11	**1,585.5**	1,622.4
Tangible assets	12	**385.7**	401.0
Investments	13	**7.7**	9.9
		1,978.9	2,033.3
Current assets			
Stocks	14	**6.7**	7.0
Debtors	15	**148.8**	160.8
Cash at bank and in hand		**43.4**	34.3
		198.9	202.1
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(36.4)**	(57.3)
Obligations under finance leases	17	**(1.7)**	(4.4)
Other creditors	18	**(250.0)**	(249.5)
		(288.1)	(311.2)
Net current liabilities		**(89.2)**	(109.1)
Total assets less current liabilities		**1,889.7**	1,924.2
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(440.8)**	(554.9)
Obligations under finance leases	17	**(14.9)**	(22.8)
		(455.7)	(577.7)
Provisions for liabilities and charges	21	**(67.8)**	(68.8)
Non-equity minority interest	22	**-**	(3.7)
Net assets excluding net pension schemes' liabilities		**1,366.2**	1,274.0
Pension schemes' liabilities	24	**(222.5)**	(248.1)
Net assets including net pension schemes' liabilities		**1,143.7**	1,025.9
Equity capital and reserves			
Called up share capital	25	**29.7**	29.4
Share premium account	26	**1,101.7**	1,089.5
Revaluation reserve	27	**4.9**	5.0
Profit and loss account	27	**7.4**	(98.0)
Equity shareholders' funds		**1,143.7**	1,025.9

These financial statements were approved by the Board of Directors on 3 March 2005 and signed on its behalf by:

Sly Bailey — Chief Executive
Vijay Vaghela — Group Finance Director

Notes 1 to 31 form part of these financial statements.

Consolidated cash flow statement

for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	notes	2004 £m	2003 £m
Net cash inflow from operating activities	30(a)	**287.8**	246.2
Dividends received from associated undertakings		**3.2**	0.9
Cash inflow from associated undertakings		**3.2**	0.9
Returns on investments and servicing of finance			
Interest received		**0.8**	0.5
Interest paid		**(33.6)**	(41.2)
Interest element of finance lease rental payments		**(1.8)**	(1.4)
Dividend paid to minority shareholders		**(0.1)**	(0.3)
Net cash outflow from returns on investments and servicing of finance		**(34.7)**	(42.4)
Taxation paid		**(55.6)**	(44.9)
Net cash inflow before investing activities		**200.7**	159.8
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(37.3)**	(59.4)
Sale of tangible fixed assets and current asset investments		**1.8**	4.2
Net cash outflow from capital expenditure and financial investment		**(35.5)**	(55.2)
Net cash inflow before acquisitions and disposals		**165.2**	104.6
Acquisitions and disposals			
Acquisition of business		**–**	(0.4)
Purchase of shares from minority interests		**(4.5)**	–
Net cash balances disposed of with subsidiary undertaking		**(2.1)**	–
Sale of subsidiary undertakings		**44.7**	0.1
Sale of motorcycle show business		**0.2**	–
Net cash inflow/(outflow) from acquisitions and disposals		**38.3**	(0.3)
Dividends paid		**(55.1)**	(52.0)
Net cash inflow before financing		**148.4**	52.3
Financing			
Issue of shares		**12.5**	8.7
Purchase of own shares under LTIP		**(6.2)**	–
Repayment of unsecured loans		**(138.2)**	(49.1)
Principal payments under finance leases		**(10.6)**	(13.1)
Net cash outflow from financing		**(142.5)**	(53.5)
Increase/(decrease) in cash	30(b,c)	**5.9**	(1.2)

Notes 1 to 31 form part of these financial statements.

Reconciliation of movements in consolidated equity shareholders' funds

for the 53 weeks ended 2 January 2005 (52 weeks ended 28 December 2003)

	2004 £m	2003 £m
Profit for the financial period attributable to shareholders	**144.0**	13.4
Dividends	**(59.8)**	(53.7)
Retained profit/(loss)	**84.2**	(40.3)
Other net recognised gains and losses in the period in respect of FRS 17	**25.3**	(82.3)
New share capital subscribed	**12.5**	9.1
Movement on revaluation reserve	**(0.1)**	-
Effect of share options expensed by parent company	**-**	(0.4)
Effect of investment in LTIP shares	**(6.2)**	-
Expense of the cost of the investment in LTIP shares	**2.1**	-
Net increase/(decrease) in equity shareholders' funds	**117.8**	(113.9)
Opening equity shareholders' funds	**1,025.9**	1,139.8
Closing equity shareholders' funds	**1,143.7**	1,025.9

Holding company balance sheet

at 2 January 2005 (28 December 2003)

	notes	2004 £m	2003 £m
Fixed assets			
Tangible assets	12	**0.2**	0.2
Investments	13	**2,068.3**	1,884.7
		2,068.5	1,884.9
Current assets			
Debtors due within one year	15	**2,179.6**	1,443.3
Debtors due after more than one year		**-**	227.3
Investment	15	**1.3**	1.3
Cash at bank and in hand		**1.5**	1.4
		2,182.4	1,673.3
Creditors: amounts falling due within one year			
Bank loans, loan notes and overdrafts	16	**(9.7)**	(15.6)
Other creditors	18	**(2,117.6)**	(1,625.6)
		(2,127.3)	(1,641.2)
Net current assets		**55.1**	32.1
Total assets less current liabilities		**2,123.6**	1,917.0
Creditors: amounts falling due after more than one year			
Bank loans and loan notes	16	**(440.8)**	(554.9)
Net assets excluding net pension scheme liabilities		**1,682.8**	1,362.1
Pension scheme liabilities	24	**(3.1)**	(2.7)
Net assets including net pension scheme liabilities		**1,679.7**	1,359.4
Equity capital and reserves			
Called up equity share capital	25	**29.7**	29.4
Share premium account	26	**1,101.7**	1,089.5
Profit and loss account	27	**548.3**	240.5
Equity shareholders' funds		**1,679.7**	1,359.4

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The parent company's profit for the financial year amounted to £375.2 million (2003: £68.3 million).

These financial statements were approved by the Board of Directors on 3 March 2005 and signed on its behalf by:

Sly Bailey Chief Executive
Vijay Vaghela Group Finance Director

Notes 1 to 31 form part of these financial statements.

Notes to the financial statements

1 Accounting policies

The financial statements have been prepared in accordance with applicable United Kingdom law and accounting standards and have been applied on a consistent basis in the current and prior period.

The particular accounting policies adopted are described below.

Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by revaluation of freehold properties.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Trinity Mirror plc and all its subsidiaries.

On the acquisition of a business, including an interest in an associated undertaking or a joint venture, fair values are attributed to the Group's share of the identifiable assets and liabilities of the business existing at the date of acquisition and reflecting the conditions as at that date.

Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet. Prior to the implementation of FRS 10 Goodwill and Intangible Assets, purchased goodwill was written-off directly to reserves and has not been reinstated.

Results of businesses are included in the consolidated profit and loss account up to the date of relinquishing control. A business is classified as a discontinued operation if it is clearly distinguishable, has a material effect on the nature and focus of the Group's activities, represents a material reduction in the Group's operating facilities and either its sale is completed or, if a termination, its former activities have ceased permanently prior to the approval of the financial statements.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged through the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition to the date of disposal.

Intangible fixed assets

Intangible fixed assets comprise goodwill and acquired publishing rights and titles.

On the acquisition of a business, including an interest in an associated undertaking, the cost of the investment is allocated between net tangible assets, goodwill and publishing rights and titles on a fair value basis. The fair value of publishing rights and titles is assessed by the directors at the date of acquisition, based on discounted cash flow valuations.

In the opinion of the directors, publishing rights and titles have an indefinite economic life and are not, therefore, subject to annual amortisation. The carrying values of these assets are reviewed annually and provision made for any impairment in the carrying value if required.

Goodwill in respect of subsidiaries and associated undertakings is capitalised in the year of acquisition and amortised over the directors' assessment of its useful economic life up to a maximum of 20 years. The directors regard 20 years as a reasonable maximum for the useful economic life of goodwill, since it is difficult to make projections beyond this period.

Any goodwill arising from acquisitions prior to the implementation of FRS 10 was written-off to reserves as a matter of accounting policy, remains eliminated in reserves and will be charged or credited to the profit and loss account on the subsequent disposal of the business to which it relates.

Tangible fixed assets

Freehold land and tangible fixed assets not yet in use are not depreciated. Depreciation on assets qualifying for investment and regional development grants is calculated on their full cost. The basis and the annual rates of depreciation relating to tangible fixed assets are:

i) Freehold buildings and leasehold properties with over 50 years unexpired – 2% straight line;

ii) Other leasehold buildings – straight line over the life of the lease;

iii) Plant, fixtures and motor vehicles – straight line at appropriate rates with reference to the expected life of the individual classes of assets, or the lease term if shorter, resulting in the assets being written-off over periods varying from 3 to 25 years.

Investments

Investments held as fixed assets are stated at cost less provision for any impairment. Listed current asset investments are stated at the lower of cost and market value, and other current asset investments are stated at the lower of cost and estimated net realisable value.

Associated undertakings and joint ventures

Investments, excluding those classified as subsidiaries, are regarded as associated undertakings where the Group has a long-term interest in more than 20% of the equity and exercises a significant influence over their affairs on a continuing basis, or as joint ventures where the Group shares control. These are stated in the consolidated balance sheet as the Group's share of net assets after adjustment for goodwill or discount on acquisition.

Notes to the financial statements

continued

1 Accounting policies (continued)

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost represents materials, direct labour and production overheads.

Deferred taxation

Deferred taxation is provided in full at the anticipated tax rates on timing differences arising from the different treatment of items for accounting and taxation purposes. No provision is made for deferred tax on investment revaluations. The Group has elected not to discount the deferred tax assets and liabilities.

Foreign currency

Transactions denominated in foreign currencies are translated at the average rate applicable to the accounting period. Other exchange differences are taken through the profit and loss account.

Finance and operating leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset values recorded in tangible fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments. Operating lease payments are charged to the profit and loss account in equal annual amounts over the period of the leases.

Pension scheme arrangements – defined benefit schemes

Under FRS 17, pension scheme assets are measured using fair values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term to the liability.

Each pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full, net of deferred tax, and presented on the face of the balance sheet. The movement in the scheme surplus/deficit is split between operating and financing items in the profit and loss account and the statement of total recognised gains and losses.

The full service cost of the pension provision is charged to operating profit. The net impact of the unwinding of the discount rate on scheme liabilities and the expected return of the scheme assets is charged/credited to other finance costs.

Any difference between the expected return on assets and that actually achieved is charged through the statement of total recognised gains and losses. Similarly, any differences that arise from experience or assumption changes are charged through the statement of total recognised gains and losses.

Capital instruments

Capital instruments are accounted for in accordance with the principles of FRS 4 Capital Instruments and are classified as equity share capital, non-equity share capital, minority interest or debt as appropriate.

Financial instruments

Any premium or discount associated with the purchase of interest rate and foreign exchange instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination or on repayment of borrowings, to the extent that they are not replaced, are taken to the profit and loss account.

Employee Share Option Schemes

Shares held within Employee Share Option Schemes are dealt with in the balance sheet as a deduction from equity shareholders' funds.

Grant income

Investment and development grants received are credited to revenue over the life of the relevant tangible fixed assets.

Turnover

Turnover excludes inter-company sales, VAT and similar sales-based taxes.

Exceptional items

Exceptional items relating to profits or losses on the sale or termination of an operation and costs of a fundamental reorganisation or restructuring, having a material effect on the nature and focus of the Group, are disclosed in accordance with FRS 3 Reporting Financial Performance.

Other items which are deemed to be exceptional by virtue of their size are included under the statutory classification appropriate to their nature but are separately disclosed on the face of the profit and loss account.

Libel litigation

Accruals are made for legal costs in respect of libel litigation in progress. Provision is made for estimated damages where it is judged probable that damages will be payable.

2 Net operating expenses

	2004 £m	2003 £m
Turnover	**1,141.7**	1,095.1
Cost of sales	**546.8**	553.0
Gross profit	**594.9**	542.1
Distribution costs	**81.4**	77.5
Administrative expenses	**274.7**	364.8
Other operating income	**(2.1)**	(0.7)
Group operating profit	**240.9**	100.5

Included in the 2004 administrative expenses are exceptional costs amounting to £13.2 million for continuing operations (2003: £113.1 million for continuing operations). Included in other operating income is exceptional income amounting to £1.0 million from continuing operations (2003: £1.1 million from continuing operations).

3 Analysis of turnover, group operating profit and net assets

	2004 £m	2003 £m
a) Turnover		
By geographical destination:		
United Kingdom and Republic of Ireland	**1,135.5**	1,088.9
Continental Europe	**6.1**	6.1
Rest of the world	**0.1**	0.1
	1,141.7	1,095.1
By type:		
Circulation	**395.4**	376.0
Advertising	**644.4**	620.6
Other	**101.9**	98.5
	1,141.7	1,095.1
By division:		
Regionals division*	**540.1**	525.3
Nationals division	**519.7**	492.2
Sports division	**48.9**	43.4
Magazines and exhibitions	**31.8**	30.5
Arrow Interactive	**1.2**	3.7
	1,141.7	1,095.1

*Regionals division includes turnover relating to Wheatley Dyson & Son Limited of £nil million (52 weeks to 28 December 2003 £0.1 million) disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal of £nil million (52 weeks to 28 December 2003 £16.1 million) disposed of in January 2004.

Notes to the financial statements

continued

3 Analysis of turnover, operating profit and net assets (continued)

b) Group operating profit

The analysis of the Group's operating profit before exceptional items is as follows:

By division:	2004 £m	2003 £m
Regionals division*	**150.6**	123.9
Nationals division	**95.1**	85.8
Sports division	**18.0**	14.2
Magazines and exhibitions	**7.1**	4.8
Arrow Interactive	**(1.3)**	(0.3)
Central costs	**(16.4)**	(15.9)
Group operating profit before exceptional items	**253.1**	212.5

*Regionals division includes profit relating to Wheatley Dyson & Son Limited of £nil million (52 weeks to 28 December 2003 £nil million) disposed of in February 2003 and the Irish regional newspaper titles in Belfast, Derry and Donegal of £nil million (52 weeks to 28 December 2003 £3.1 million) disposed of in January 2004.

Details of operating exceptional items totalling £12.2 million (2003: £112.0 million) are set out in note 5, with the resultant Group operating profit after exceptional items being £240.9 million (2003: £100.5 million).

Group operating profit by geographical destination has not been presented as the element of Group operating profit arising outside of the United Kingdom and Republic of Ireland is immaterial.

c) Net assets employed

By division:	2004 £m	2003 £m
Regionals division	**1,033.4**	1,020.3
Nationals division	**730.8**	810.8
Sports division	**42.0**	37.6
Magazines and exhibitions	**2.7**	4.2
	1,808.9	1,872.9
Net borrowings	**(450.4)**	(605.1)
Fixed asset investments and non equity minority interests	**7.7**	6.2
Pension fund assets	**–**	–
Pension fund liabilities	**(222.5)**	(248.1)
	1,143.7	1,025.9

4 Operating profit	2004 £m	2003 £m
Total operating profit is stated after charging:		
Depreciation of tangible assets:		
Owned assets	**37.5**	40.1
Leased assets	**3.5**	3.2
Amortisation of goodwill (including £nil million write-off of goodwill (2003: £1.6 million))	**0.4**	2.5
Operating lease rentals:		
Plant and machinery	**7.8**	4.9
Other	**13.1**	18.7
Impairment of publishing rights and titles (see note 5)	**-**	100.0
Other exceptional items (see note 5)	**12.2**	10.4
Auditors' remuneration:		
Audit services		
Statutory audit	**0.6**	0.6
Circulation audit	**0.4**	0.4
IFRS audit	**0.1**	-
Tax services		
Advisory services	**0.4**	0.2
Other services	**0.2**	0.2

Neither Deloitte nor Deloitte Consulting has performed any consultancy or systems consultancy work during this period.

No audit fee is borne by the Company (2003: £nil).

5 Exceptional items	2004 £m	2003 £m
Operating exceptional items		
Impairment of carrying value of publishing rights and titles (a)	**-**	100.0
Write-off of carrying value of goodwill (b)	**-**	1.6
Restructuring costs (c)	**11.0**	14.6
Maxwell related recoveries (d)	**(1.3)**	(3.1)
Write down of presses in Chester and Oldham (e)	**7.0**	-
Profit on disposal of land and buildings (f)	**(1.0)**	(1.1)
Release of old accruals for which no further costs are expected (g)	**(3.5)**	-
Total exceptional items charged against operating profit	**12.2**	112.0
Profit on sale of subsidiary undertakings (h)	**(2.5)**	(0.1)
Net exceptional items before taxation	**9.7**	111.9

a) The impairment charge of £100.0 million in 2003, undertaken in accordance with FRS 10, related to a reduction in the carrying value of publishing rights and titles for our Regional newspaper titles in London and the South East to the net present value of future cash flows to be derived from those assets discounted at 8.0%.

b) Goodwill of £1.6 million was written-off in 2003 in relation to a number of motorcycle shows disposed of on 8 January 2004.

c) Restructuring costs of £11.0 million (2003: £14.6 million) relate to costs of £10.1 million primarily incurred for cost reduction measures and to the restructure of the Arrow Interactive division (£0.9 million) which has been refocused on driving revenues for the Group and will not be reported separately in 2005.

d) In 2004, the Group recovered £1.3 million (2003: £3.1 million) from the liquidators of Maxwell related companies for claims outstanding since 1992.

Notes to the financial statements

continued

5 Exceptional items (continued)

e) Costs of £7.0 million have been incurred in the write down of press fixed assets from the closure of the Chester print site and the re-pressing project at Oldham as part of the Manufacturing Project which was announced in February 2004.

f) In 2004 the Group disposed of surplus land and buildings realising a profit on disposal of £1.0 million (2003: £1.1 million).

g) In 2004 the Group released old sundry accruals of £3.5 million, for which no further costs are expected.

h) In January 2004, the Group disposed of its Irish subsidiaries for a consideration of £46.1 million, realising a profit of £2.5 million and its Motorcycle Show business for a consideration of £0.2 million, realising a profit of £nil. In February 2003, the Group disposed of Wheatley Dyson and Son Limited for a consideration of £0.1 million, realising a profit of £0.1 million.

6 Net interest payable	2004 £m	2003 £m
Interest on bank loans, loan notes and overdrafts		
Wholly repayable within five years	**(6.1)**	(12.6)
Repayable after five years	**(27.9)**	(25.3)
Interest on finance leases		
Repayable within five years	**-**	(0.1)
Repayable after five years	**(1.8)**	(1.3)
Interest payable and similar charges	**(35.8)**	(39.3)
Interest receivable and other similar income	**0.9**	1.0
Net interest payable	**(34.9)**	(38.3)

7 Staff costs	2004 Number	2003 Number
The average number of persons, including executive directors, employed by the Group in the year was:		
Production and editorial	**6,039**	6,239
Sales and distribution	**3,529**	4,071
Administration	**1,583**	1,849
	11,151	12,159

All employees are employed in the United Kingdom and the Republic of Ireland.

The above excludes 1,127 (2003: 1,036) casual workers due to the impracticality of determining regular and occasional workers.

	2004 £m	2003 £m
Staff costs, including directors' emoluments, incurred during the year were:		
Wages and salaries	**276.4**	286.1
Employers' national insurance contributions	**24.6**	24.9
Pension costs	**33.1**	26.5
	334.1	337.5

Disclosure of individual directors' remuneration, share options, long-term incentive schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the Financial Services Authority are shown in the tables in the Remuneration Report on pages 52 to 59 and form part of these financial statements.

Other pension costs mainly interest cost, expected return on assets and actuarial gains are reported elsewhere and excluded from above.

8 Tax on profit on ordinary activities

	2004 £m	2003 £m
Profit before tax on ordinary activities before exceptional items	**216.8**	172.5
Corporation tax		
Corporation tax charge for the year	**64.1**	52.1
Prior year adjustment	**2.0**	(1.2)
Total current tax charge	**66.1**	50.9
Deferred tax		
Deferred tax charge for the year	**3.7**	3.8
Prior year adjustment	**(3.1)**	(2.6)
Total deferred tax	**0.6**	1.2
Total tax on profit on ordinary activities before exceptional items	**66.7**	52.1
Exceptional:		
UK corporation tax on exceptional items	**(2.7)**	(5.2)
UK deferred tax on exceptional items	**(1.0)**	-
Tax on profit on ordinary activities	**63.0**	46.9

Included within the deferred tax charge for the year is an FRS 17 charge of £0.2 million (2003: credit £1.1 million).

Reconciliation of current tax charge

The current tax rate for the year is more than the statutory rate of 30% (2003: statutory rate 30%) for the reasons set out in the following reconciliation.

	2004 %	2003 %
Standard rate of corporation tax	**30.0**	30.0
Permanent items	**1.3**	2.3
Capital allowances in excess of depreciation for the period	**(0.4)**	(2.5)
Deferred tax on short-term and other timing differences	**(1.3)**	0.4
Prior year adjustment to corporation tax	**0.9**	(0.7)
Total current tax charge rate	**30.5**	29.5
Deferred tax charge rate	**0.3**	0.7
Effective rate before exceptional items	**30.8**	30.2
Effective rate after exceptional items	**30.4**	77.4

The effective tax rate in respect of exceptionals is greater than the standard rate of corporation tax of 30% due to certain items not being subject to taxation: profit on the disposal of the Irish subsidiaries £2.5 million, and Maxwell related recoveries £1.3 million.

For the previous period the effective tax rate in respect of exceptionals was less than the standard rate of tax of 30% due to the following items not being subject to taxation: profit on disposal of land and buildings £1.1 million, Maxwell related recoveries of £3.1 million and impairment of the carrying value of publishing rights and titles and goodwill write-off of £101.6 million.

9 Dividends

	2004 Per share	2003 Per share	2004 £m	2003 £m
Interim, paid	**5.9p**	5.5p	**17.4**	16.1
Final, proposed	**14.3p**	12.8p	**42.4**	37.6
Equity dividends payable on ordinary shares	**20.2p**	18.3p	**59.8**	53.7

Notes to the financial statements

continued

10 Earnings per ordinary share	2004	2003
Profit for the financial year (£million)	**144.0**	13.4
Basic and diluted profit attributable to ordinary shareholders (£million)	**144.0**	13.4
Weighted average number of ordinary shares used for basic EPS calculation ('000)	**294,787**	292,416
Effect of dilutive share options ('000)	**3,149**	1,358
Weighted average number of ordinary shares used for diluted EPS calculation ('000)	**297,936**	293,774

To assist comparison, an underlying earnings per share has also been calculated to exclude the impact of exceptional items as shown below:

	2004 £m	2003 £m
Profit on ordinary activities before exceptional items and after taxation and non-equity minority interest	**150.0**	120.1
Exceptional items before taxation	**(9.7)**	(111.9)
Exceptional tax effect	**3.7**	5.2
Exceptional items after tax	**(6.0)**	(106.7)
Profit for the financial year	**144.0**	13.4

Basic profit per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of shares during the year.

Diluted profit per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

Earnings per share	pence	pence
Underlying earnings per share	**50.9**	41.1
Underlying earnings per share	**50.9**	41.1
Exceptional items	**(2.0)**	(36.5)
Basic earnings per share	**48.9**	4.6
Diluted earnings per share	**48.3**	4.6

The earnings per share for each category of exceptional items disclosed in note 5 is as follows:

	pence	pence
Impairment of carrying values of publishing rights and titles	-	(34.2)
Write-off of carrying value of goodwill	-	(0.5)
Restructuring costs	**(2.5)**	(3.2)
Maxwell related recoveries	**0.4**	1.0
Write down of presses in Chester and Oldham	**(1.9)**	-
Profit on disposal of land and buildings	**0.2**	0.4
Release of old accruals for which no further costs are expected	**1.0**	-
Profit on sale of subsidiary undertakings	**0.8**	-
Earnings per share – exceptional items	**(2.0)**	(36.5)

11 Intangible fixed assets	Publishing rights/titles £m	Goodwill £m	Group Total 2004 £m
Cost			
At 29 December 2003	**1,991.2**	**51.6**	**2,042.8**
Disposals	**(36.3)**	**(3.5)**	**(39.8)**
At 2 January 2005	**1,954.9**	**48.1**	**2,003.0**
Accumulated amortisation			
At 29 December 2003	**(375.0)**	**(45.4)**	**(420.4)**
Charge for the period	**–**	**(0.4)**	**(0.4)**
Disposal	**–**	**3.3**	**3.3**
At 2 January 2005	**(375.0)**	**(42.5)**	**(417.5)**
Net book value			
At 2 January 2005	**1,579.9**	**5.6**	**1,585.5**
At 29 December 2003	1,616.2	6.2	1,622.4

The disposals in the year relate to the Regional newspaper titles in Ireland disposed of in January 2004. The review of the carrying value of the Group's publishing rights and titles, undertaken in accordance with FRS 10, has indicated that no impairment charge was required (2003: £100.0 million impairment of the carrying value of the Regional titles in the South) as the net present value of future cash flows to be derived from these assets discounted at 7.4% (2003: 8.0%) is greater than the carrying value.

The directors have assessed the expected future impact of acquisitions in previous periods and have attributed useful economic lives up to a maximum of 20 years to the goodwill arising.

12 Tangible fixed assets	Land and buildings Freehold £m	Land and buildings Leasehold £m	Plant & vehicles £m	Assets under construction £m	Group Total £m	Company Plant & vehicles £m
At cost or valuation						
At 29 December 2003	171.8	22.2	367.6	54.9	616.5	0.4
Additions	3.8	0.1	19.0	14.4	37.3	–
Disposals	(1.3)	–	(14.7)	–	(16.0)	–
Reclassification	20.1	(0.7)	24.8	(44.2)	–	–
Write-off of assets	–	–	(1.3)	–	(1.3)	–
At 2 January 2005	**194.4**	**21.6**	**395.4**	**25.1**	**636.5**	**0.4**
Accumulated depreciation						
At 29 December 2003	9.2	7.4	198.9	–	215.5	0.2
Charge for period	3.2	0.6	37.2	–	41.0	–
Disposals	(0.3)	–	(11.9)	–	(12.2)	–
Write-off of assets	–	0.1	6.4	–	6.5	–
At 2 January 2005	**12.1**	**8.1**	**230.6**	**–**	**250.8**	**0.2**
Written down book value						
At 2 January 2005	**182.3**	**13.5**	**164.8**	**25.1**	**385.7**	**0.2**
At 29 December 2003	162.6	14.8	168.7	54.9	401.0	0.2

Notes to the financial statements
continued

12 Tangible fixed assets (continued)

Written down book value of land and buildings comprises:	£m
Freehold land and buildings	**182.3**
Leases with more than 50 years to run	**8.3**
Leases with less than 50 years to run	**5.2**
	195.8

Tangible fixed assets at historical cost	Group Total £m	Company Plant & vehicles £m
Cost	631.6	0.4
Depreciation	(250.8)	(0.2)
Written down value	**380.8**	**0.2**

Modified historic cost

Following adoption of FRS 15 Tangible Fixed Assets, the value of certain of the Group's land and buildings has been frozen at modified historic cost. The valuation of £32.9 million has not been updated since the last revaluation in 1988.

	£m
Cost	**23.3**
Valued in 1988	**9.6**
	32.9

Plant, equipment and vehicles are all shown at cost.

Included within the total net book value of tangible assets is £17.5 million (2003: £21.7 million) in respect of assets acquired under finance leases. Depreciation for the year on those assets was £3.5 million (2003: £3.2 million).

No provision is made for tax that would arise on any excess of sale proceeds over the cost of land and buildings if they were to be sold at their revalued amounts.

Capital commitments	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Capital expenditure contracted for but not provided in the accounts	**13.0**	16.2	–	–

13 Investments held as fixed assets	Group Share of net assets of associates £m	Group Investments £m	Group Total £m
At 28 December 2003	9.8	0.1	9.9
Dividends received	(3.2)	–	(3.2)
Share of operating profit	1.3	–	1.3
Share of net interest	0.1	–	0.1
Share of taxation	(0.4)	–	(0.4)
At 2 January 2005	**7.6**	**0.1**	**7.7**

The Group's interests in joint ventures have not been accounted for under the gross equity basis on the grounds of immateriality.

13 Investments held as fixed assets (continued)

	Company			
	Shares £m	Subsidiary loans £m	Investments £m	Total £m
Cost				
At 29 December 2003	1,851.3	42.1	0.9	1,894.3
Capital contribution to subsidiary company	241.7	(42.1)	–	199.6
Disposals	(16.0)	–	–	(16.0)
At 2 January 2005	**2,077.0**	**–**	**0.9**	**2,077.9**
Provisions				
At 29 December 2003	8.7	–	0.9	9.6
At 2 January 2005	**8.7**	**–**	**0.9**	**9.6**
Net book value				
At 2 January 2005	**2,068.3**	**–**	**–**	**2,068.3**
At 29 December 2003	1,842.6	42.1	–	1,884.7

A list of principal subsidiaries and associated undertakings is shown on page 94.

14 Stocks	Group 2004 £m	Group 2003 £m
Raw materials and consumables	**6.7**	7.0

15 Debtors	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Trade debtors	**123.7**	131.1	**–**	–
Amounts owed by subsidiary companies	**–**	–	**2,178.9**	1,625.2
Other debtors	**3.6**	5.0	**0.5**	2.9
Prepayments and accrued income	**21.5**	24.7	**0.2**	42.5
	148.8	160.8	**2,179.6**	1,670.6

Included in amounts owed by subsidiary companies in 2003 was a £227.3 million convertible bond, repayable in 2030. This was released during the 53 week period ended 2 January 2005.

Current asset investments

The Group has current asset investments in shares in UK listed companies with a book value of £47,000 (2003: £47,000) which had a market value of £2,519,200 at 2 January 2005 (2003: £2,225,740).

The Company has current asset investments in shares in UK listed companies with a book value of £1,302,224 (2003: £1,302,224) which had a market value of £1,302,224 at 2 January 2005 (2003: £1,302,224).

Notes to the financial statements

continued

16 Bank loans, loan notes and overdrafts	2004 Within one year £m	2004 After one year £m	2003 Within one year £m	2003 After one year £m
Group				
Bank overdrafts	**22.5**	**-**	19.3	-
Bank loans	**-**	**-**	-	114.3
Loan notes	**13.9**	**440.8**	38.0	440.6
	36.4	**440.8**	57.3	554.9
Company				
Bank overdrafts	**9.7**	**-**	0.3	-
Bank loans	**-**	**-**	-	114.3
Loan notes	**-**	**440.8**	15.3	440.6
	9.7	**440.8**	15.6	554.9

Further analysis of finance debt is provided in note 19 of the financial statements.

17 Finance lease obligations and operating lease commitments	Group 2004 £m	Group 2003 £m
Finance lease obligations are repayable as follows:		
Within one year	**1.7**	4.4
Between one and two years	**1.5**	1.8
Between two and five years	**6.2**	7.6
After five years	**7.2**	13.4
	16.6	27.2

	Land and buildings		Other		Total	
	Group 2004 £m	Group 2003 £m	Group 2004 £m	Group 2003 £m	Group 2004 £m	Group 2003 £m
Operating lease commitments for the coming year are as follows:						
Leases expiring:						
Within one year	**0.6**	0.4	**2.5**	1.0	**3.1**	1.4
Between one and five years	**1.9**	3.5	**6.5**	7.2	**8.4**	10.7
After five years	**10.4**	12.0	**-**	-	**10.4**	12.0
	12.9	15.9	**9.0**	8.2	**21.9**	24.1

The Company had no finance lease obligations or operating lease commitments.

18 Other creditors: amounts falling due within one year	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Trade creditors	**31.3**	46.4	**-**	0.1
Amounts owed to subsidiary companies	**-**	-	**2,059.5**	1,570.5
Corporate taxation	**33.5**	26.9	**1.2**	2.5
Other taxation and social security	**21.9**	21.0	**-**	-
Other creditors	**19.5**	20.5	**6.2**	3.9
Accruals and deferred income	**101.4**	97.1	**8.3**	11.0
Proposed dividends	**42.4**	37.6	**42.4**	37.6
	250.0	249.5	**2,117.6**	1,625.6

19 Borrowings	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bank overdrafts (unsecured)	**22.5**	19.3	**9.7**	0.3
Syndicated unsecured bank loan	**-**	114.3	**-**	114.3
US$22.8 million unsecured loan notes	**-**	14.9	**-**	14.9
Unsecured commercial rate loan notes	**13.9**	23.1	**-**	0.4
US$350 million unsecured loan notes	**237.3**	237.2	**237.3**	237.2
US$252 million unsecured loan notes	**171.5**	171.4	**171.5**	171.4
£22 million unsecured loan notes	**22.0**	22.0	**22.0**	22.0
£10 million unsecured loan notes	**10.0**	10.0	**10.0**	10.0
Obligations under finance leases	**16.6**	27.2	**-**	-
	493.8	639.4	**450.5**	570.5
Due within one year	**38.1**	61.7	**9.7**	15.6
Due after more than one year	**455.7**	577.7	**440.8**	554.9
	493.8	639.4	**450.5**	570.5

An analysis of the maturity is shown in note 20(a).

Syndicated loan facility

The £369 million unsecured syndicated loan facility was reduced by £100 million on 26 May 2004 to £269 million and is fully repayable on 20 June 2007.

All fees payable to participating banks and costs incurred for the facility were netted off against the amount drawn under the facility and have been fully written off.

US$22.8 million unsecured loan notes

The US$22.8 million unsecured loan notes represent the outstanding obligations under a US$160 million private placement undertaken in September 1994. The notes were fully repaid on 14 September 2004.

US$350 million and £22 million unsecured loan notes

On 24 October 2001 the Group issued unsecured loan notes totalling US$350 million and £22 million through a private placing in the United States and the UK respectively. The placing consisted of 5 series with different interest rates and maturities as follows:

US$80 million 6.6% fixed rate Series A notes due 24 October 2008
US$190 million 7.04% fixed rate Series B notes due 24 October 2011
US$80 million 7.19% fixed rate Series C notes due 24 October 2013
£16 million 7.3% fixed rate Series D notes due 24 October 2011
£6 million floating rate series E notes due 24 October 2008

All the notes are repayable in full on maturity. Both the interest and capital repayments under US$-denominated notes has been swapped into sterling through the use of cross-currency interest rates swaps. At 2 January 2005 £259.3 million (2003: £259.2 million) (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

Notes to the financial statements
continued

19 Borrowings (continued)

US $252 million and £10 million unsecured loan notes

On 20 June 2002, the Group issued unsecured loan notes totalling $252 million and £10 million through a private placing in the United States and the UK respectively. The placing consisted of 4 series with different interest rates and maturities as follows:

US$102 million 7.17% Series A notes due 20 June 2012
US$50 million 7.27% Series B notes due 20 June 2014
US$100 million 7.42% Series C notes due 20 June 2017
£10 million 7.14% Series D notes due 20 June 2014

All the loan notes are repayable in full on maturity. Both interest and capital payable under the US$ denominated loan notes have been swapped into sterling through the use of cross currency swaps. At 2 January 2005, £181.5 million (net of costs) remains outstanding under these loan notes (2003: £181.4 million). The costs of the issue are being written-off over the term of the notes.

Unsecured commercial rate loan notes

The Group had issued unsecured loans as part consideration for various acquisitions undertaken in the past. Interest on the loan notes is linked to LIBOR or base rate.

Obligations under finance leases

The Group has a number of assets at its printing plants which have been funded through finance leases secured against these assets. Substantially all the leases are at variable rates of interest linked to LIBOR.

20 Financial instruments

The Group's policies as regards derivatives and financial instruments are set out in the Financial Review on pages 31 to 33 and the accounting policies on pages 69 and 70. The Group does not trade in financial instruments.

a) Maturity profile of financial liabilities excluding short-term debtors and creditors	Group 2004 £m	Group 2003 £m
Repayable by instalments as follows:		
Overdrafts		
Repayable within one year	**22.5**	19.3
Bank loans		
Repayable within one year	**-**	-
Between one and two years	**-**	-
Between two and five years	**-**	114.3
Loan notes		
Repayable within one year	**13.9**	38.0
Between two and five years	**60.5**	54.6
After five years	**380.3**	386.0
Obligations under finance leases		
Repayable within one year	**1.7**	4.4
Between one and two years	**1.5**	1.8
Between two and five years	**6.2**	7.6
After five years	**7.2**	13.4
	493.8	639.4

20 Financial instruments (continued)

The Group has the following undrawn committed borrowing facilities at the year end:

	Group 2004 £m	Group 2003 £m
Expiry date		
Between two and five years	**259.5**	240.1
	259.5	240.1

b) Interest rate profile excluding short-term debtors and creditors

The following interest rate and currency profiles of the Group's financial assets and liabilities are after taking into account interest rate and cross currency interest rate swaps entered into by the Group.

	Fixed rate £m	Floating rate £m	Total £m	Weighted average rate* %	Weighted average period* Years
At 2 January 2005					
Sterling	26.0	59.0	85.0	7.2%	7.9
US$ swapped into sterling	–	408.8	408.8	–	–
Gross sterling borrowings	**26.0**	**467.8**	**493.8**	**7.2%**	**7.9**
At 28 December 2003					
Gross sterling borrowings	126.0	513.4	639.4	5.6%	2.1

*In respect of fixed rate borrowings.

Interest on the floating rate liabilities is based on LIBOR and base rates. During the year the Group had interest rate caps on a total £300 million notional principal with an interest rate of 5.75% which expired in the first half of 2004.

Financial assets

The only financial assets held by the Group comprise cash at bank and in hand of £43.4 million (2003: £34.3 million). Interest on deposits held at bank is received at the prevailing overnight deposit rate.

Notes to the financial statements

continued

20 Financial instruments (continued)

c) Fair value of financial assets and liabilities excluding short-term debtors and creditors

Primary financial instruments held or issued to finance the Group's operations	2004 Carrying amount £m	2004 Estimated fair value £m	2003 Carrying amount £m	2003 Estimated fair value £m
Bank overdrafts (unsecured)	**22.5**	**22.5**	19.3	19.3
Syndicated unsecured bank loan	**–**	**–**	114.3	115.0
US$22.8 million unsecured loan notes	**–**	**–**	14.9	13.4
Unsecured commercial rate loan notes	**13.9**	**13.9**	23.1	23.1
US$350 million unsecured loan notes	**237.3**	**193.9**	237.2	234.8
US$252 million unsecured loan notes	**171.5**	**144.6**	171.4	173.9
£22 million unsecured loan notes	**22.0**	**22.5**	22.0	24.5
£10 million unsecured loan notes	**10.0**	**10.5**	10.0	11.6
Obligations under finance leases	**16.6**	**16.6**	27.2	27.2
	493.8	**424.5**	639.4	642.8
Financial assets				
Cash at bank and in hand	**43.4**	**43.4**	34.3	34.3
Derivative financial instruments held to manage interest rate and currency profile				
Interest rate swaps	**–**	**–**	(0.4)	(0.6)
Cross currency interest rate swaps	**–**	**(80.0)**	(0.2)	(54.8)
Interest rate caps	**–**	**–**	–	–
	–	**(80.0)**	(0.6)	(55.4)

Market values have been used to determine the fair values of all interest rate swaps, cross currency interest rate swaps and interest rate caps. With the exception of the US$ denominated unsecured loan notes, all sterling financial liabilities have a market value equivalent to the book value as the underlying interest costs are at variable market rates. The fair value of the US$ denominated unsecured loan notes has been calculated by discounting the underlying cash flows and using the year-end exchange rate to convert the US$ value to sterling.

d) Currency profile

The Group has no material foreign currency exposures as the U$350 million and US$252 million unsecured loan notes detailed in note 19 are hedged through cross-currency interest rate swaps.

e) Hedges

As at 2 January 2005 there were unrecognised losses on financial instruments used as hedges of £80.0 million (2003: £54.8 million) and losses carried forward in the balance sheet of £nil million (2003: £0.2 million), of which £nil million (2003: £0.4 million) and £nil million (2003: £0.2 million) respectively are expected to be recognised in the financial year ending 1 January 2006.

As at 2 January 2005, there were no unrecognised gains on financial instruments used as hedges or carried forward in the balance sheet (2003: nil).

There are no gains or losses arising on hedges recognised in the financial year ending 2 January 2005 which related to previous financial periods.

21 Provisions for liabilities and charges	Deferred taxation £m	Property provision £m	Total £m
At 29 December 2003	56.1	12.7	**68.8**
Utilised	(0.2)	(1.2)	**(1.4)**
(Credited)/charged to profit and loss account	(0.6)	1.0	**0.4**
At 2 January 2005	**55.3**	**12.5**	**67.8**

The property provision relates to onerous property leases and future committed costs related to occupied, let and vacant properties. This provision will be utilised over the remaining term of the leases. During the year £1.2 million was utilised in respect of this provision.

22 Non-equity minority interest

The non-equity minority interest comprised £3.7 million 7.8% cumulative convertible redeemable preference shares of £1 each in a subsidiary company, The Adscene Group Limited. During the year, they were redeemed at a premium of £0.8 million.

Dividends paid during the year prior to redemption of £0.1 million (2003: £0.3 million) are included in the profit and loss account.

23 Deferred taxation	2004 £m	2003 £m
Accelerated capital allowances	**58.5**	58.7
Short-term timing differences	**(3.2)**	(2.6)
Total provision	**55.3**	56.1

Provision for tax on capital gains payable on the disposal of revalued properties is made only when it is decided in principle to dispose of the asset.

The tax liability on capital gains if all properties had been sold at their book values, and without taking advantage of rollover relief, is estimated to be £0.2 million (2003: £0.2 million).

Other deferred taxation not provided is in respect of gains deferred by rollover and held-over relief of £1.7 million (2003: £2.6 million).

24 Pensions

The Group operates a number of funded final salary pension schemes including two executive arrangements, all of which have been set up under Trusts that hold their financial assets separately from those of the Group. In addition, a number of defined contribution arrangements are currently operated, however the cost of these is immaterial and is not separately disclosed within the pension costs for the Group.

Two of the schemes, namely the Mirror Group Pension Scheme (the 'Old Scheme') and the MGN Past Service Pension Scheme (the 'Past Service Scheme') cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme and the Maxwell Communications Pension Plan or by the State.

An actuarial valuation of these pension schemes as at 31 December 2002, showed that they have insufficient assets to meet their liabilities for members' benefits, therefore contributions of £3.5 million were paid to the Past Service Scheme in 2004. In 2005 agreement has been reached with the trustees to pay £9 million and for actuarial valuations to be carried out during the year.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of schemes are carried out regularly, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Notes to the financial statements

continued

24 Pensions (continued)

The most significant of the schemes are the Trinity Retirement Benefit Scheme (the 'Trinity Scheme'), the MGN Pension Scheme (the 'MGN Scheme') and the Midland Independent Newspapers Pension Scheme (the 'MIN Scheme'), which together with the Old Scheme and the Past Service Scheme represent over 98% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2003 for the Trinity Scheme, 31 December 2002 for the MGN Scheme and 31 March 2004 for the MIN Scheme. These valuations showed deficits of £25.1 million, £25.2 million and £30.8 million respectively. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. In 2004, employer's contributions to the MGN Scheme increased by 1.1% to 11.1%; the employer's contribution to the Trinity Scheme increased by 5% to 14%. The employer's contribution to the MIN Scheme remained at 14% in 2004 but will increase by 1% to 15% in 2005.

During 2002, the decision was taken to close entry to the three final salary pension schemes to new employees with effect from 1 January 2003. All new employees are entitled to participate in a defined contribution plan, the Trinity Mirror Pension Plan.

Valuations have been performed in accordance with the requirements of FRS 17 as at 31 December 2004. Scheme liabilities have been calculated using a consistent projected unit valuation method and compared to the schemes' assets at the 2 January 2005 market value.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities and the total value of those liabilities under FRS 17 are:

	Assumptions as at 2 January 2005 (%)	Assumptions as at 28 December 2003 (%)	Assumptions as at 29 December 2002 (%)
Discount rate	5.30	5.40	5.60
Inflation rate	2.75	2.75	2.30
Pension increases:			
Pre 6 April 1997 pensions	2.75 to 5.00	2.75 to 5.00	2.30 to 5.00
Post 6 April 1997 pensions	2.75 to 3.25	2.75 to 3.25	2.30 to 3.00
Salary progression	4.00	4.30	4.10
Actuarial value of scheme liabilities (£ million)	**1,371.6**	**1,325.2**	**1,105.8**

The market value of assets in the Group 's schemes and the expected rates of return on each class of assets are:

	Expected rate of return at 2 January 2005 (%)	Market Value at 2 January 2005 £m	Expected rate of return at 28 December 2003 (%)	Market Value at 28 December 2003 £m	Expected rate of return at 29 December 2002 (%)	Market Value at 29 December 2002 £m
UK equities	8.50	375.2	8.50	339.0	8.40	307.4
US equities	8.50	75.5	8.50	69.3	8.40	45.9
Other overseas equities	8.50	173.8	8.50	153.4	8.70	113.4
Property	6.20	0.3	6.40	0.3	6.50	0.7
Corporate bonds	5.30	67.5	5.30	76.6	5.60	36.4
Fixed interest gilts	4.50	287.1	4.80	267.9	4.50	339.8
Index-linked gilts	4.50	53.1	4.80	44.8	4.50	10.4
Cash	3.80	21.3	3.80	19.4	4.30	18.8
		1,053.8		**970.7**		**872.8**

24 Pensions (continued)

The overall net deficit between the assets of the Group's defined benefit pension schemes and the actuarial liabilities of those schemes at 2 January 2005 is as follows:

	Total as at 2 January 2005 £m	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m
Fair value of schemes' assets	1,053.8	970.7	872.8
Actuarial value of schemes' liabilities	(1,371.6)	(1,325.2)	(1,105.8)
Schemes' deficits	(317.8)	(354.5)	(233.0)
Deferred tax	95.3	106.4	69.9
Net schemes' liabilities	**(222.5)**	**(248.1)**	**(163.1)**

The contributions made during the period totalled £36.5 million (52 weeks to 28 December 2003 £25.2 million).

The future contribution rates for the Group's most significant schemes range from 11.1% to 15% of pensionable salaries. Under the above projected unit method of valuing scheme liabilities, the cost of the Group's closed schemes will increase as the schemes' membership status matures.

The amounts included within operating profit for the year under FRS 17 are as follows:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m
Current service cost	**32.6**	24.5
Past service cost	**0.6**	1.7
Total included within operating profit	**33.2**	26.2

The amounts included as other finance charge for the year under FRS 17 are as follows:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m
Expected return on pension schemes' assets	**(67.6)**	(57.7)
Interest cost on pension schemes' liabilities	**70.3**	60.6
Net finance charge	**2.7**	2.9

The movement in the deficit during the year is analysed below:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m
Opening deficit in the schemes	**(354.5)**	(233.0)
Current service cost	**(32.6)**	(24.5)
Contributions	**36.5**	25.2
Past service costs	**(0.6)**	(1.7)
Finance charge	**(2.7)**	(2.9)
Actuarial gains/(losses)	**36.1**	(117.6)
Closing deficit in the pension schemes	**(317.8)**	(354.5)

Notes to the financial statements

continued

24 Pensions (continued)

The history of experience gains and losses has been:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m	52 weeks to 29 December 2002 £m	52 weeks to 30 December 2001 £m
Difference between the expected and actual return on scheme assets	**24.7**	55.1	(170.6)	(145.1)
Percentage of scheme assets	**2.3%**	5.7%	(19.5)%	(14.5)%
Experience gains/(losses) arising on pension scheme liabilities	**5.0**	(18.0)	(11.1)	20.6
Percentage of scheme liabilities	**0.4%**	(1.4)%	(1.0)%	2.0%
Total amount recognised in statement of total recognised gains and losses	**36.1**	(117.6)	(194.1)	(147.3)
Percentage of scheme liabilities	**2.6%**	(8.9)%	(17.5)%	(14.2)%

The profit and loss reserve is analysed below:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m
Profit and loss reserve excluding pension reserve	**229.9**	150.1
Pension reserve	**(222.5)**	(248.1)
Profit and loss reserve	**7.4**	(98.0)

Company

The Company contributes to a number of the Group's defined benefit pension schemes and is the sponsoring company for the Trinity Mirror plc Retirement Plan. As the Group's pension schemes operate for employees of a number of Trinity Mirror companies, the Company is unable to identify its share of the underlying assets/liabilities of the remaining schemes. Under FRS 17 the actual cost of providing pensions to the Company is charged to the profit and loss account as incurred during the year.

The pension cost charged to the Company's profit and loss account in 2004 is £0.3 million (2003: £0.4 million).

The market value of assets in the Company's scheme and the expected rates of return on each class of assets are:

	Expected rate of return at 2 January 2005 (%)	Market Value at 2 January 2005 £m	Expected rate of return at 28 December 2003 (%)	Market Value at 28 December 2003 £m	Expected rate of return at 29 December 2002 (%)	Market Value at 29 December 2002 £m
UK equities	8.50	2.9	8.50	2.9	8.40	2.8
US equities	8.50	–	8.50	–	8.40	0.3
Other overseas equities	8.50	1.3	8.50	1.2	8.70	0.8
Property	6.20	–	6.40	–	6.50	0.1
Corporate bonds	5.30	0.4	5.30	0.4	5.60	–
Fixed-interest gilts	4.50	–	4.80	–	4.50	0.9
Index-linked gilts	4.50	3.3	4.80	3.3	4.50	–
Cash	3.80	1.1	3.80	0.7	4.30	1.6
		9.0		**8.5**		**6.5**

The financial assumptions used in calculating the Company scheme's liabilities are the same as those used for the Group scheme liabilities as detailed above.

24 Pensions (continued)

The overall net deficit between the assets of the Company's defined benefit pension scheme and the actuarial liabilities of that scheme at 2 January 2005 is as follows:

	Total as at 2 January 2005 £m	Total as at 28 December 2003 £m	Total as at 29 December 2002 £m
Fair value of scheme's assets	9.0	8.5	6.5
Actuarial value of scheme's liabilities	(13.5)	(12.4)	(10.6)
Scheme deficits	(4.5)	(3.9)	(4.1)
Deferred tax	1.4	1.2	1.2
Net scheme's liabilities	**(3.1)**	**(2.7)**	**(2.9)**

The movement in the deficit during the year is analysed below:

	53 weeks to 2 January 2005 £m	52 weeks to 28 December 2003 £m
Opening deficit in the scheme	(3.9)	(4.1)
Current service cost	(0.2)	(0.4)
Past service cost	(0.1)	-
Contributions	1.7	1.5
Finance charge	(0.1)	(0.1)
Actuarial losses	(1.9)	(0.8)
Closing deficit in the pension scheme	**(4.5)**	(3.9)

The profit and loss reserve is analysed below:

	As at 2 January 2005 £m	As at 28 December 2003 £m
Profit and loss reserve excluding pension reserve	**551.4**	243.2
Pension reserve	**(3.1)**	(2.7)
Profit and loss reserve	**548.3**	240.5

Notes to the financial statements

continued

25 Called up share capital	2004 Number	2004 £m	2003 Number	2003 £m
Authorised				
Ordinary shares of 10p each	**450,000,000**	**45.0**	450,000,000	45.0

	2004 Number	2004 £m	2003 Number	2003 £m
Allotted, called up and fully paid ordinary shares of 10p each				
At 29 December 2003	**293,806,948**	**29.4**	291,707,760	29.2
Issued on exercise of options	**2,686,736**	**0.3**	2,099,188	0.2
At 2 January 2005	**296,493,684**	**29.7**	293,806,948	29.4

£12.5 million was raised in 2004 (2003: £9.1 million) on the exercise of share options, including share premium of £12.2 million (2003: £8.9 million).

Share option schemes

Under the terms of the Group's various share option schemes, the following options to subscribe for ordinary shares were outstanding:

Scheme	Grant dates	Number of shares	Exercise prices	Exercise dates
Executive	1994-1996	64,600	294p-438p	Apr 1997-Sept 2006
Savings-related	1997-2002	3,299,705	314p-428p	Dec 2000-Jun 2006
Executive approved	1997-1999	208,297	426p-620p	May 2000-Dec 2009
Executive unapproved	1996-1999	706,734	353p-620p	Jan 1999-Dec 2009
Mirror Group Executive Share Option Scheme (Rollover)	1994-1999	6,292	369p-437p	Apr 1997-Mar 2005
TM Exec Approved	2000-2003	693,539	396p-544p	May 2003-Aug 2013
TM Exec Unapproved	2000-2003	4,886,941	396p-544p	May 2003-Aug 2013

An employee benefit trust administered by the trustee Walbrook Trustees (Guernsey) Limited holds shares of the Company for subsequent transfer to employees under a restricted share plan. At 2 January 2005 the trust held 90,855 shares (2003: 90,855 shares), with a carrying value of £445,523 (2003: £445,523) and a market value of £577,838 (2003: £506,971) in the Company of which nil (2003: nil) had options granted over them under the restricted share plan. Dividends on the shares are payable at an amount of 0.01 pence per share.

Long Term Incentive Plan 2004

The Long Term Incentive Plan 2004 (LTIP) was approved by shareholders at the AGM on 6 May 2004. For this purpose an employee benefit trust was established in Jersey and is administered by the trustees, Bailhache Labesse Ltd. Following shareholder approval the trust purchased 977,124 shares of the Company in the market for subsequent transfer to employees under the terms of the LTIP as Performance Share awards or Matching Share awards when they vest on 3 June 2007. As at 2 January 2005 the trust held these shares with a carrying value of £6,083,355 and a market value of £6,214,511.

In addition, as part of the LTIP rules the trustees purchased, and held at 2 January 2005, 112,186 Deposited shares on behalf of employees and to which they are beneficially entitled.

The costs associated with each trust are included in the profit and loss account as they accrue. The lowest price of the shares during the year was 542.0p and the highest price was 670.0p. The share price as at 31 December 2004 was 636.0p.

Shares held by each trust have been excluded from the weighted average number of shares used in the calculation of earnings per share.

26 Share premium account	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
At 28 December 2003	**1,089.5**	1,080.6	**1,089.5**	1,080.6
Premium on other ordinary shares allotted in the year	**12.2**	8.9	**12.2**	8.9
At 2 January 2005	**1,101.7**	1,089.5	**1,101.7**	1,089.5

27 Other reserves	Group revaluation reserve £m	Group profit and loss account £m	Company profit and loss account £m
At 29 December 2003	5.0	(98.0)	240.5
Transfer of retained profit for the year	–	84.2	315.3
Other net recognised gains and losses in the period	–	25.3	(1.3)
Movement on revaluation reserve	(0.1)	–	–
Effect of investment in LTIP shares	–	(6.2)	(6.2)
Expense of the cost of the investment in LTIP shares	–	2.1	–
At 2 January 2005	**4.9**	**7.4**	**548.3**

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million (2003: £25.9 million).

28 Contingent liabilities

The Company has undertaken to provide financial support as required by, and has guaranteed the borrowings of, a number of its subsidiaries. At 2 January 2005 this amounted to £43.3 million (2003: £69.1 million).

29 Related party transactions

The Group traded with the following associated undertakings and joint ventures: The Press Association Limited, All 4U Limited, Fish 4 Limited and Scottish Opinion Limited. This trade generated sales of £nil million (2003: £nil million) and costs for services provided of £1.6 million (2003: £1.5 million). Financial support of £1.6 million (2003: £2.2 million) was provided during the period. The amounts outstanding at the year end amounted to £nil million (2003: £nil million) owed by associated undertakings and £nil million (2003: £nil million) owed to associated undertakings and joint ventures.

Notes to the financial statements
continued

30 Consolidated cash flow statement

The following information is supplementary to the consolidated cash flow statement:

a) Reconciliation of operating profit to net cash flow from operating activities	2004 Total £m	2003 Total £m
Operating profit	**240.9**	100.5
Depreciation	**48.7**	43.3
Amortisation/impairment of goodwill and publishing rights and titles	**0.4**	102.5
Profit on disposal of fixed assets and current asset investments	**(1.0)**	(0.7)
Decrease in stocks	**0.1**	0.3
Decrease/(increase) in trade and other debtors and prepayments	**10.1**	(6.3)
(Decrease)/increase in trade and other creditors and accruals	**(10.2)**	5.6
Cost of Long Term Incentive Plan benefits (LTIP)	**2.1**	–
Adjustment for FRS 17 pension funding	**(3.3)**	1.0
Net cash inflow from operating activities	**287.8**	246.2

b) Analysis of net debt	At 29 December 2003 £m	Cash flow £m	Loans repaid £m	At 2 January 2005 £m
Cash at bank and in hand	34.3	9.1	–	43.4
Bank overdrafts	(19.3)	(3.2)	–	(22.5)
Net cash balances	15.0	5.9	–	20.9
Debt due within one year	(38.0)	–	24.1	(13.9)
Debt due after one year	(554.9)	–	114.1	(440.8)
Finance leases	(27.2)	10.6	–	(16.6)
Bank loans, loan notes and finance leases	(620.1)	10.6	138.2	(471.3)
Net debt	**(605.1)**	**16.5**	**138.2**	**(450.4)**

c) Reconciliation of net cash flow to movement in net debt	2004 £m	2003 £m
Increase/(decrease) in cash in the year	**5.9**	(1.2)
Cash outflow movement in debt and lease financing	**148.8**	62.2
Change in net debt resulting from cash flows	**154.7**	61.0
Movement in net debt in the year	**154.7**	61.0
Net debt at 28 December 2003	**(605.1)**	(666.1)
Net debt at 2 January 2005	**(450.4)**	(605.1)

31 Sale of subsidiary undertakings

The Group disposed of its Motorcycle Show business and Irish subsidiaries on 8 and 15 January 2004 respectively. The results of the companies up to the date of disposal have been included in continuing operations.

	Sale of Irish Newspaper titles £m	Sale of Motorcycle Show business £m	Total £m
Net assets disposed of:			-
Intangible fixed assets	36.3	0.2	36.5
Tangible fixed assets	3.0	-	3.0
Current assets	4.2	-	4.2
Creditors falling due within one year	(1.3)	-	(1.3)
	42.2	0.2	42.4
Costs of disposal	1.4	-	1.4
Profit on disposal	2.5	-	2.5
	46.1	0.2	46.3
Satisfied by:			
Cash consideration	46.1	0.2	46.3

Analysis of the net cash inflow in respect of the disposals of subsidiary undertakings and motorcycle show business

Cash consideration	46.1	0.2	46.3
Costs of disposal	(1.4)	-	(1.4)
Net cash balance transferred on disposal	(2.1)	-	(2.1)
	42.6	0.2	42.8

Principal subsidiaries and associated undertakings

Name of entity and country of registration and operation	Principal activity	Portion of ordinary shares held %
Subsidiary undertakings		
United Kingdom		
Century Press and Publishing Limited – disposed of 15 January 2004	Newspaper publishing	100.00
The Chester Chronicle and Associated Newspapers Limited	Newspaper publishing	100.00
The Derry Journal Limited – disposed of 15 January 2004	Newspaper publishing	100.00*
Examiner News & Information Services Limited	Newspaper publishing	100.00
Gazette Media Company Limited	Newspaper publishing	100.00
Inside Communications Limited	Magazines and exhibitions	100.00
Trinity Mirror North West & North Wales Limited	Newspaper publishing	100.00
AMRA Limited	National advertising saleshouse	100.00
MGN Limited	Newspaper publishing	100.00
Midland Newspapers Limited	Newspaper publishing	100.00
Mirror Group Limited	Holding company	100.00
Newcastle Chronicle and Journal Limited	Newspaper publishing and commercial contract printers	100.00
Raceform Limited	Newspaper publishing	100.00
Scottish Daily Record and Sunday Mail Limited	Newspaper publishing	100.00
Scottish and Universal Newspapers Limited	Newspaper publishing	100.00
Trinity Mirror Printing Limited	Contract printers	100.00
Trinity Mirror Printing (Oldham) Limited	Contract printers	100.00
Trinity Mirror Printing (Watford) Limited	Contract printers	100.00
Trinity Mirror Southern Limited	Newspaper publishing	100.00
Trinity Mirror Regionals plc	Holding company	100.00*
Trinity Publications Limited	Magazine publishing	100.00
Western Mail & Echo Limited	Newspaper publishing	100.00
Republic of Ireland		
The Donegal Democrat Limited – disposed of 15 January 2004	Newspaper publishing	100.00

*Direct subsidiaries of Trinity Mirror plc as at 2 January 2005

Associated undertakings		
The Press Association Limited	News agency	21.54

Group five year summary

(UK GAAP)	2004 £m	2003[4] £m	2002[3] (restated) £m	2001[3] (restated) £m	2000[1][2] (restated) £m
Profit and loss account					
Turnover	**1,142**	1,095	1,089	1,131	1,080
Operating profit before exceptional items	**253**	213	191	191	201
Operating profit after exceptional items					
Continuing operations	**241**	101	59	23	166
Discontinued operations	**–**	–	–	–	1
	241	101	59	23	167
Share of exceptional item of associated undertaking	**–**	–	–	–	17
Share of associated undertakings	**1**	1	2	–	–
Net interest payable	**(35)**	(38)	(43)	(49)	(47)
Other finance (charges)/income	**(3)**	(3)	6	11	–
Profit before disposal of businesses and taxation	**204**	61	24	(15)	137
Sale or termination of businesses	**3**	–	2	1	165
Profit before taxation	**207**	61	26	(14)	302
Taxation	**(63)**	(47)	(46)	(42)	(47)
Profit for the financial year	**144**	14	(20)	(56)	255
Ordinary dividends	**(60)**	(54)	(51)	(51)	(51)
Retained profit/(loss) transferred to reserves	**84**	(40)	(71)	(107)	204

	pence	pence	pence	pence	pence
Underlying earnings per share	**50.9**	41.1	37.1	36.5	38.1
Exceptional items	**(2.0)**	(36.5)	(43.7)	(55.6)	49.9
Earnings per share – basic	**48.9**	4.6	6.6	(19.1)	88.0
Dividends per share	**20.2**	18.3	17.6	17.6	17.6

Balance sheet					
Intangible assets	**1,585**	1,622	1,725	1,867	2,018
Tangible assets	**386**	401	390	390	404
Other assets and liabilities	**(377)**	(392)	(309)	(177)	(192)
	1,594	1,631	1,806	2,080	2,230
Less net borrowings	**(450)**	(605)	(666)	(735)	(768)
Net assets	**1,144**	1,026	1,140	1,345	1,462
Capital and reserves	**1,144**	1,026	1,140	1,345	1,462

[1] Includes the impact of the acquisition of Southnews plc in November 2000 and the disposal of Belfast Telegraph in July 2000.

[2] 1999 and 2000 have been restated for the adoption of FRS 19 Deferred Taxation and 2001 has been restated for the adoption of FRS 17 Retirement Benefits.

[3] Includes the restatement of ESOP shares in accordance with UITF 38 Accounting for ESOP Trusts.

[4] Includes a restatement to reflect Arrow Interactive revenues net of commissions payable to third parties as turnover (previously disclosed as operating expenses).

Independent auditors' report to the Board of directors of Trinity Mirror plc on the preliminary comparative IFRS financial information

We have audited the accompanying preliminary International Financial Reporting Standards ('IFRS') consolidated financial information of Trinity Mirror plc ('the Company') and its subsidiaries (together, 'the Group') as at 2 January 2005 which comprises the preliminary consolidated income statement, the preliminary consolidated balance sheet, the preliminary consolidated cash flow statement and related notes (hereinafter referred to as 'the Preliminary Comparative IFRS Financial Information').

This Preliminary Comparative IFRS Financial Information is the responsibility of the Company's directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the Notes 1 to 5, which describe how IFRSs have been applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Group prepares its first complete set of IFRS financial statements as at 1 January 2006. Our responsibility is to express an opinion on this Preliminary Comparative IFRS Financial Information based on our audit.

Our audit report is made solely to the Company's Board of directors in accordance with our engagement letter. Our work has been undertaken so that we might state to the Company's Board of directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company's Board of directors, for our work, for this report, or for other opinions we have formed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the opening balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the opening balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial information. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that Notes 1 to 5 explain why there is a possibility that the Preliminary Comparative IFRS Financial Information may require adjustment before constituting the final IFRS Comparative Financial Information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with final comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying Preliminary Comparative IFRS Financial Information as at 2 January 2005 has been prepared, in all material respects, in accordance with the basis set out in Notes 1 to 5.

Deloitte & Touche LLP
Chartered Accountants
London
England
3 March 2005

IFRS Consolidated Balance Sheet

for the 53 weeks ended 2 January 2005

UK GAAP balances	Total 2004 £m	IAS 1* £m	UK GAAP balances in IFRS format
Fixed assets			**Assets**
			Non-current assets
Intangible assets	**1,585.5**	–	Intangible assets
Tangible assets	**385.7**	–	Property, plant and equipment
Investments	**7.7**	–	Investments in associates
		9.6	Deferred tax asset
	1,978.9	9.6	
Current assets			**Current assets**
Stocks	**6.7**	–	Inventories
Debtors	**148.8**	–	Trade and other receivables
Cash at bank and in hand	**43.4**	–	Cash and cash equivalents
	198.9	–	
	2,177.8	9.6	**Total assets**
Equity capital and reserves			**Equity**
			Capital and reserves attributable to equity holders of the parent
Called up share capital	**29.7**	–	Share capital
Share premium account	**1,101.7**	–	Share premium account
Revaluation reserve	**4.9**	–	Revaluation reserve
Profit and loss account	**7.4**	–	Retained earnings and other reserves
Equity shareholders' funds	**1,143.7**	–	**Total equity**
Creditors:			**Liabilities**
amounts falling due after more than one year			**Non-current liabilities**
Bank loans, loan notes and overdrafts	**440.8**	–	Borrowings
Obligations under finance leases	**14.9**	–	Obligations under finance leases
		64.9	Deferred tax liabilities
Provisions for liabilities and charges	**67.8**	(60.0)	Provisions for other liabilities and charges
Pension schemes' liabilities	**222.5**	–	Retirement benefit obligations
	746.0	4.9	
Creditors: amounts falling due within one year			**Current liabilities**
Bank loans, loan notes and overdrafts	**36.4**	–	Borrowings
Obligations under finance leases	**1.7**	–	Obligations under finance leases
Other creditors	**250.0**	–	Trade and other payables
		4.7	Provisions for other liabilities and charges
	288.1	4.7	
Total liabilities	**1,034.1**	9.6	**Total liabilities**
	2,177.8	9.6	**Total equity and liabilities**

*Presentational reclassifications

Notes to accounting adjustments

Leasehold Properties: IFRS requires a number of leasehold properties to be categorised as finance leases and capitalised on the Balance Sheet. This results in an increase in property assets of £2.1 million, an increase in non-current (£2.8 million) and current (£0.8 million) finance lease obligations, a deferred tax asset of £0.4 million and a reduced corporation tax liability of £0.1 million.

Goodwill Amortisation: IFRS prohibits the amortisation of goodwill under IFRS 3, Business Combinations and IAS 38, Intangible Assets. Accordingly, £0.4 million of goodwill amortised under UK GAAP has been reversed to comply with IFRS.

Pension: The increase relates to the 'grossing-up' of pension scheme liabilities for deferred tax and the separate disclosure of a deferred tax asset (£96.6 million) and a decrease in reserves of £3.0 million (current year financing costs of £0.2 million, actuarial movement of £0.4 million, opening Balance Sheet adjustment relating to the differences between mid and bid market pricing of £2.4 million net of deferred tax).

Total 2004 £m	Leasehold Properties IAS 17 £m	Goodwill Amortisation IAS 38 £m	Pension IAS 19 £m	Share-based Payments IFRS 2 £m	Dividend IAS 10 £m	Holiday Pay Accrual IAS 19 £m	Total IFRS Adjustments £m	Total 2004 IFRS £m
1,585.5	–	0.4	–	–	–	–	**0.4**	**1,585.9**
385.7	2.1	–	–	–	–	–	**2.1**	**387.8**
7.7	–	–	–	–	–	–	**-**	**7.7**
9.6	0.4	–	96.6	(0.1)	–	–	**96.9**	**106.5**
1,988.5	2.5	0.4	96.6	(0.1)	–	–	**99.4**	**2,087.9**
6.7	–	–	–	–	–	–	**-**	**6.7**
148.8	–	–	–	–	–	–	**-**	**148.8**
43.4	–	–	–	–	–	–	**-**	**43.4**
198.9	–	–	–	–	–	–	**-**	**198.9**
2,187.4	2.5	0.4	96.6	(0.1)	–	–	**99.4**	**2,286.8**
29.7	–	–	–	–	–	–	**-**	**29.7**
1,101.7	–	–	–	–	–	–	**-**	**1,101.7**
4.9	–	–	–	–	–	–	**-**	**4.9**
7.4	(1.0)	0.4	(3.0)	(0.4)	42.4	(0.5)	**37.9**	**45.3**
1,143.7	(1.0)	0.4	(3.0)	(0.4)	42.4	(0.5)	**37.9**	**1,181.6**
440.8	–	–	–	–	–	–	**-**	**440.8**
14.9	2.8	–	–	–	–	–	**2.8**	**17.7**
64.9	–	–	–	–	–	–	**-**	**64.9**
7.8	–	–	–	0.3	–	–	**0.3**	**8.1**
222.5	–	–	99.6	–	–	–	**99.6**	**322.1**
750.9	2.8	–	99.6	0.3	–	–	**102.7**	**853.6**
36.4	–	–	–	–	–	–	**-**	**36.4**
1.7	0.8	–	–	–	–	–	**0.8**	**2.5**
250.0	(0.1)	–	–	–	(42.4)	0.5	**(42.0)**	**208.0**
4.7	–	–	–	–	–	–	**-**	**4.7**
292.8	0.7	–	–	–	(42.4)	0.5	**(41.2)**	**251.6**
1,043.7	3.5	–	99.6	0.3	(42.4)	0.5	**61.5**	**1,105.2**
2,187.4	2.5	0.4	96.6	(0.1)	–	–	**99.4**	**2,286.8**

Share-based Payments: IFRS 2 requires the cost of share-based payments to be expensed to the Income Statement. The accounting adjustments reflect a £0.3 million provision for NIC liabilities and a £0.1 million reduction in the deferred tax asset.

Dividend: Dividends proposed will be disclosed as a non-adjusting post Balance Sheet event. Under IFRS dividends are not recognised as liabilities until they are appropriately approved and no longer at the discretion of the directors. Accordingly the proposed final dividend under UK GAAP (£42.4 million) is removed.

Holiday Pay Accrual: A provision for employee holiday entitlements not taken by employees at the year end has been set-up under IFRS. As part of the implementation an opening Balance Sheet provision was recorded in the accounts as part of the transition adjustments. There has been no movement in this provision over the period to 2 January 2005 and the balance (£0.5 million) remains unchanged.

IFRS Consolidated Income Statement

for the 53 weeks ended 2 January 2005

UK GAAP balances	Total 2004 £m	UK GAAP balances in IFRS format
Turnover	**1,141.7**	**Revenue**
Net operating expenses	(900.8)	Cost of operations
Group operating profit post exceptionals	**240.9**	**Group operating profit**
Share of results of associated undertaking	1.3	Share of profit of associate
Total operating profit	**242.2**	
Profit on disposals of subsidiary undertakings	2.5	Profit on disposals of subsidiary undertakings
Profit on ordinary activities before interest	**244.7**	
Net interest payable	(34.9)	Net finance costs
Other finance charges	(2.7)	
Profit on ordinary activities before taxation	**207.1**	**Profit on ordinary activities before taxation**
Tax on profit on ordinary activities	(63.0)	Tax
Profit on ordinary activities after taxation	**144.1**	**Profit for the period**
Non-equity minority interest	(0.1)	
Profit for the period	**144.0**	
		Attributable to:
		Equity holders of the Company
		Minority interests
Ordinary dividends on equity shares	(59.8)	
Retained profit for the period	**84.2**	
Earnings per share (pence)		**Earnings per share (pence)**
Underlying earnings per share	50.9	
Exceptional items	(2.0)	
Earnings per share – basic	**48.9**	**Earnings per share – basic**
Earning per share – diluted	**48.3**	**Earnings per share – diluted**

Notes to accounting adjustments

Dividend: The IFRS Income Statement presents amounts attributable to Equity holders and does not show dividends in this format. Dividends proposed will be disclosed as a non-adjusting post Balance Sheet event. Under IFRS dividends are not recognised as liabilities until they are appropriately approved and no longer at the discretion of the directors. Accordingly the proposed final dividend under UK GAAP (£42.4 million) is removed.

Leasehold Properties: IFRS requires a number of leasehold properties to be categorised as finance leases. There is an operating profit benefit due to the change from rental costs to depreciation (£0.5 million), which is partially off-set by a corresponding increase in financing costs (£0.4 million) relating to the interest on the lease liability.

Total 2004 £m	Leasehold Properties IAS 17 £m	Goodwill Amortisation IAS 38 £m	Pension IAS 19 £m	Share-based Payments IFRS 2 £m	Associate IAS 28 £m	Total IFRS Adjustments £m	Total 2004 IFRS £m
1,141.7	–	–	–	–	–	–	**1,141.7**
(900.8)	0.5	0.4	–	0.2	–	**1.1**	**(899.7)**
240.9	0.5	0.4	–	0.2	–	**1.1**	**242.0**
1.3	–	–	–	–	(0.5)	**(0.5)**	**0.8**
2.5	–	–	–	–	–	–	**2.5**
(37.6)	(0.4)	–	(0.2)	–	–	**(0.6)**	**(38.2)**
207.1	0.1	0.4	(0.2)	0.2	(0.5)	–	**207.1**
(63.0)	–	–	–	(0.1)	0.5	**0.4**	**(62.6)**
144.1	0.1	0.4	(0.2)	0.1	–	**0.4**	**144.5**
144.0	0.1	0.4	(0.2)	0.1	–	**0.4**	**144.4**
0.1	–	–	–	–	–	–	**0.1**
48.9						**0.2**	**49.1**
48.3						**0.2**	**48.5**

Goodwill Amortisation: IFRS prohibits the amortisation of goodwill under IFRS 3, Business Combinations and IAS 38, Intangible Assets. Accordingly, £0.4 million of goodwill amortised under UK GAAP has been reversed to comply with IFRS.

Pension: There is a difference in the valuation of the Schemes' assets, IAS 19 using bid price and FRS 17 using mid price. This results in an increase in financing costs of £0.2 million.

Share-based Payments: IFRS 2 requires the cost of share-based payments to be expensed to the Income Statement. The accounting adjustment results in a net credit of £0.2 million. Under UK GAAP £2.0 million is charged against profit for the LTIP launched in 2004. Under IFRS the LTIP is valued on a different basis and prior period share option schemes are also expensed, the combined impact of which is a charge of £1.8 million.

Associate: IFRS requires the Group's share of associate's profits to be shown net of tax of £0.5 million, with an equal and opposite adjustment to the tax charge.

IFRS Consolidated Cash Flow

for the 53 weeks ended 2 January 2005

UK GAAP balances in IFRS format	Total 2004 £m	Total IFRS adjustments £m	Total 2004 IFRS £m
Cash flows from operating activities			
Cash generated from operations	287.8	1.0	**288.8**
Interest paid	(33.6)	(0.2)	**(33.8)**
Interest element of finance lease rental payments	(1.8)	(0.4)	**(2.2)**
Tax paid	(55.6)	–	**(55.6)**
Net cash from operating activities	196.8	0.4	**197.2**
Cash flows from investing activities			
Dividends received from associated undertakings	3.2	–	**3.2**
Interest received	0.8	–	**0.8**
Purchase of property, plant and equipment	(37.3)	–	**(37.3)**
Proceeds from sale of property, plant and equipment and available for sale financial assets	1.8	–	**1.8**
Purchase of shares from minority interests	(4.5)	–	**(4.5)**
Proceeds from sale of subsidiary undertakings	44.7	–	**44.7**
Net cash balances disposed of with subsidiary undertaking	(2.1)	–	**(2.1)**
Proceeds from sale of motorcycle show business	0.2	–	**0.2**
Net cash from investing activities	6.8	–	**6.8**
Cash flows from financing activities			
Dividends paid	(55.1)	–	**(55.1)**
Dividend paid to minority shareholders	(0.1)	–	**(0.1)**
Issue of shares	12.5	–	**12.5**
Purchase of own shares under LTIP	(6.2)	–	**(6.2)**
Repayment of unsecured loans	(138.2)	–	**(138.2)**
Principal payments under finance leases	(10.6)	(0.4)	**(11.0)**
Increase in bank overdrafts	–	3.2*	**3.2**
Net cash used in financing activities	(197.7)	2.8	**(194.9)**
Net increase in cash and cash equivalents	5.9	3.2	**9.1**
Cash and cash equivalents at the beginning of the year	15.0	19.3*	**34.3**
Cash and cash equivalents at the end of the year	20.9	22.5*	**43.4**

*Presentational reclassifications

Notes to the pro forma IFRS financial information

1 Presentation of pro forma financial information for 53 weeks ended 2 January 2005

Trinity Mirror plc is preparing for the adoption of International Financial Reporting Standards ('IFRS') as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002.

IFRS will apply for the first time in the Group's Annual Report for the 52 weeks ending 1 January 2006. The first financial report prepared under IFRS will be for the 26 weeks ended 3 July 2005.

To facilitate the understanding of the change from UK GAAP to IFRS certain pro forma financial information in relation to the 53 weeks ended 2 January 2005 and the balance sheet as at 2 January 2005 has been included in this analysis for illustrative purposes only. As set out in Note 3 Basis of Preparation below, this information does not reflect the full adoption of IFRS but has been presented to provide an indication of how the adoption of IFRS would have affected the Group's Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement at the dates and for the period stated above.

Reconciliations to assist the reader in understanding the nature and quantum of differences between UK GAAP and IFRS are presented on pages 97 to 101. The Consolidated Balance Sheet as at 2 January 2005, the Consolidated Income Statement and Cash Flow Statement for the 53 week period ended 2 January 2005, as prepared on the basis set out in the Basis of Preparation, have been audited by Deloitte & Touche LLP. Their report to the Board of directors of Trinity Mirror plc is set out on page 96.

Where principal accounting policies applied in respect of IFRS significantly differ from UK GAAP details are set out below in Note 4.

2 First-time Adoption of International Financial Reporting and Accounting Standards

For the 53 weeks to 2 January 2005 the Group has applied the principles set out in 'IFRS 1, First-time Adoption of International Financial Reporting Standards' (IFRS 1), which has been applied in preparing this pro forma financial information.

IFRS 1 sets out the procedures that must be followed when adopting IFRS for the first time as the basis for preparing the Group's consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 1 January 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition, 29 December 2003. IFRS 1 provides a number of optional exemptions to this general principle. The most significant of these are set out below, together with a description, in each case, of the exemption adopted by the Group.

Business combinations – IFRS 3, Business Combinations

The Group has elected not to restate business combinations recognised before the date of transition.

Fair value as 'deemed' cost – IAS 16, Property, Plant and Equipment

The Group has elected, where appropriate, to use fair value as the 'deemed' cost of plant, property and equipment on adoption of IFRS.

Employee Benefits – IAS 19, Employee Benefits

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. In subsequent periods all actuarial gains and losses will be recognised in full in the period in which they occur in the Statement of Recognised Income and Expense in accordance with the amendment to IAS 19, issued on 16 December 2004.

Financial Instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement

The Group has elected to apply IAS 32 and IAS 39 from a transition date of 3 January 2005. Therefore the proforma financial information in respect of financial instruments is presented in accordance with UK GAAP.

Share-based Payments – IFRS 2, Share-Based Payments

The Group has elected to apply IFRS 2 to all share-based awards and options granted post 11 November 2002 but not vested at 3 January 2005.

3 Basis of Preparation

The financial information presented on pages 97 to 101 has been prepared based on the adoption of International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board ('IASB') and its committees, as interpreted by any regulatory bodies relevant to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to change. As a result, information contained herein will need to be updated for any subsequent amendment to IFRS required for first time adoption, or any new standards that the Group may elect to adopt early.

Under the accounting statement on First-time Adoption, IFRS 1, the Group has elected by way of an exemption to apply financial instrument accounting under IAS 32 and IAS 39 from 3 January 2005. In preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19, 'Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures' (IAS 19).

Notes to the pro forma IFRS financial information
continued

4 Differences between IFRS and UK GAAP

Presentation – IAS 1, Presentation of Financial Statements
The presentation format of IFRS is different from UK GAAP and the illustrative financial information herein is designed to assist the reader to understand these changes.

Dividends – IAS 10, Events After the Balance Sheet Date
Dividends proposed will be disclosed as a 'Non-adjusting Event after the Balance Sheet Date' under IAS 10, Events after the Balance Sheet Date. Under IFRS dividends are not recognised as liabilities (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) until they are appropriately approved and are no longer at the discretion of the directors. Accordingly the 2004 proposed dividend amount under UK GAAP is removed from the IFRS accounts.

Capitalised Leases – IAS 17, Leases
This standard has a wider scope than UK GAAP and has resulted in a small number of short leasehold buildings being capitalised on the Balance Sheet.

Employee Option and Performance Share Schemes – IFRS 2, Share-based Payments
All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the Income Statement over the vesting period of the scheme.

Pension costs – IAS 19, Employee Benefits
The main difference between IFRS and UK GAAP is the measurement of scheme assets. The IFRS valuation is determined at bid rather than mid market price thus increasing the Group's pension scheme liabilities. In addition, there is a presentational difference with the pension scheme liability now being shown gross of its deferred tax asset.

Holiday pay – IAS 19, Employee benefits
IAS 19 requires the recording of a holiday pay accrual. This has been included in the opening IFRS Balance Sheet at 29 December 2003. As it is expected that this adjustment will be relatively stable in magnitude from one year to another, the position at 2 January 2005 is unchanged with no Income Statement impact for 2004.

Goodwill – IAS 38, Intangible Assets
Under IAS 38 goodwill is not amortised. Instead it is subject to an annual impairment review. An adjustment has been made to remove the goodwill amortisation charge.

Associates – IAS 28, Investments in Associates
IFRS requires the share of profit of Associate to be shown post tax (IAS 1). Under UK GAAP this amount is shown before tax with the tax charge included as part of the Group tax charge.

5 Presentation of financial information

The primary statements within the financial information contained on pages 97 to 101 have been presented substantially in accordance with IAS 1. However, this format has been adapted to assist the reader and will, where necessary, be modified to take into account future guidance and practice in the development of IFRS reporting.

Merchant in collaboration with Lippa Pearce. Printed by Butler & Tanner.

Trinity Mirror plc
Registered Office: One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Company number: 82548